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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 14, 2012

Registration No. 333-178352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
To
FORM S-1
Registration Statement
Under
The Securities Act of 1933

LPATH, INC.
(Exact name of Registrant as specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code)	16-1630142 (IRS Employer Identification No.)

4025 Sorrento Valley Blvd. San Diego, California 92121 Phone: (858) 678-0800	Scott R. Pancoast Chief Executive Officer 4025 Sorrento Valley Blvd. San Diego, California 92121 Phone: (858) 678-0800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Jeff Thacker, Esq. DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121 Tel: (858) 677-1400 Fax: (858) 677-1401	John D. Hogoboom, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, NJ 07068 Tel: (973) 597-2500 Fax: (973) 597-2400

        Approximate date of commencement of proposed sale to public:    As soon as practicable after the effectiveness of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2012

12,500,000 Units Consisting of
One Share of Common Stock and 0.5 of a
Warrant to Purchase One Share of Class A Common Stock

We are offering up to 12,500,000 Units, with each Unit consisting of one share of our common stock and 0.5 of a warrant to purchase one share of our Class A common stock. The purchase price for each Unit is $            . Each warrant will have an exercise price of $            per share, will be exercisable immediately after issuance and will expire five years from the date of issuance. Units will not be issued or certificated. The shares of Class A common stock and the warrants are immediately separable and will be issued separately, but will be purchased together in this offering. We are also registering the shares of Class A common stock issuable upon exercise of the warrants.

Our Class A common stock is traded on the OTC Bulletin Board under the symbol "LPTN." On February 8, 2012, the closing sale price of our Class A common stock on the OTC Bulletin Board was $1.01 per share. We do not intend to list the warrants on any exchange or other trading system.

Our business and an investment in our securities involve significant risks. See "Risk Factors" beginning on page 7 of this prospectus to read about factors that you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Placement agent fees(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Plan of Distribution" for a description of the compensation payable by us in connection with this offering.

Morgan Joseph TriArtisan LLC and Summer Street Research Partners have agreed to act as our placement agents in connection with this offering. In addition, our placement agents may engage one or more selected dealers. The placement agents are not purchasing the securities offered by us, and are not required to sell any specific number or dollar amount of Units, but will assist us in this offering on a "best efforts" basis. We have agreed to pay the placement agents a cash fee equal to 6.5% of the gross proceeds of the offering of Units by us, subject to certain exclusions, and to issue warrants to the placement agents to purchase a number of shares of our common stock equal to 1.25% of the aggregate number of shares of Class A common stock included in the Units sold in the offering, subject to certain exclusions. The placement agent warrants will have terms substantially similar to the warrants included in the Units offered hereby and will otherwise comply with the requirements of the Financial Industry Regulatory Authority, Inc., or FINRA. We have agreed to reimburse the placement agents for their reasonable out-of-pocket expenses up to $110,000. We have also agreed to pay Griffin Securities, Inc. a cash fee equal to 0.5% of the gross proceeds of the offering of Units by us and to issue a warrant to Griffin Securities, Inc. to purchase a number of shares of common stock equal to 0.5% of the aggregate number of shares of Class A common stock included in the Units sold in the offering, for financial advisory services in connection with this offering. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. See "Plan of Distribution" beginning on page 84 of this prospectus for more information on this offering and the placement agent arrangements.

Morgan Joseph TriArtisan	Summer Street Research Partners

The date of this Prospectus is                        , 2012

        WE HAVE NOT APPLIED TO REGISTER THE UNITS, THE CLASS A COMMON STOCK, THE WARRANTS, THE CLASS A COMMON STOCK UNDERLYING THE WARRANTS, THE PLACEMENT AGENT WARRANTS, THE GRIFFIN WARRANT, THE CLASS A COMMON STOCK UNDERLYING THE PLACEMENT AGENT WARRANTS OR THE GRIFFIN WARRANT UNDER THE LAW OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, NOR DO WE INTEND TO MAKE SUCH AN APPLICATION. UNTIL OUR CLASS A COMMON STOCK IS LISTED FOR TRADING ON A U.S. NATIONAL SECURITIES EXCHANGE, TRADING IN, OR THE OFFER AND RESALE OF, OUR CLASS A COMMON STOCK WILL BE SUBJECT TO THE SECURITIES LAWS OF THE VARIOUS STATES OF THE UNITED STATES IN ADDITION TO THE FEDERAL SECURITIES LAWS. THESE STATE SECURITIES LAWS COVER ALL SECONDARY TRADING OF OUR CLASS A COMMON STOCK. AS A RESULT, HOLDERS OF THE UNITS, THE CLASS A COMMON STOCK, THE WARRANTS, THE CLASS A COMMON STOCK UNDERLYING THE WARRANTS, THE PLACEMENT AGENT WARRANTS, THE GRIFFIN WARRANT OR THE CLASS A COMMON STOCK UNDERLYING THE PLACEMENT AGENT WARRANTS OR THE GRIFFIN WARRANT MAY NOT RESELL THEIR SECURITIES IN THE UNITED STATES WITHOUT SATISFYING THE APPLICABLE STATE SECURITIES LAW OR QUALIFYING FOR AN EXEMPTION THEREFROM, INCLUDING THE EXEMPTIONS MADE AVAILABLE UNDER THE U.S. NATIONAL SECURITIES MARKETS IMPROVEMENT ACT OF 1996.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

        In this prospectus, (i) "Lpath," "the Company," "we," "us," and "our" refer to Lpath, Inc., a Nevada corporation, unless the context otherwise requires; (ii) references to "Lpath Therapeutics" or "LTI" refer to Lpath Therapeutics, Inc., our wholly owned subsidiary; and (iii) references to "common stock" or "Class A common stock" refer to our Class A common stock, par value $0.001 per share.

        We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use

i

that appear in this prospectus include: Lpath™, ASONEP™, iSONEP™, Lpathomab™, Sphingomab™, and ImmuneY2™ which may be registered or trademarked in the United States. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

ii

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements, and the notes to the financial statements.

Overview

        We are a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. We have two product candidates that are currently in clinical development, and one in pre-clinical evaluation.

iSONEP

        iSONEP™ is the ocular formulation of sonepcizumab, a humanized monoclonal antibody ("mAb") against sphingosine-1-phosphate ("S1P"). Sphingomab™ is the original mouse version of this monoclonal antibody. iSONEP is administered by intravitreal injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms would suggest: (i) iSONEP might have a comparative advantage over currently marketed products for "wet" age-related macular degeneration ("wet AMD") and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy and glaucoma-related surgery.

        In 2009, we completed a Phase 1 clinical trial in which iSONEP was evaluated in patients with wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2 mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in some patients in this clinical study, the most common being regression in choroidal neovascularization ("CNV"), which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs that are the current market leaders for the treatment of wet AMD.

        In September, 2011, we initiated a Phase 1b/2a clinical trial of iSONEP in patients with retinal pigment epithelium detachment ("PED"), a persistent complication in patients with the occult form of wet AMD. Of the 15 patients in the Phase 1 iSONEP trial, two patients were diagnosed with PED. With a single dose of iSONEP, both of these patients experienced complete resolution of the condition. There is currently no U.S. Food and Drug Administration ("FDA") approved treatment for PED. While the small number of patients with this condition in the iSONEP Phase 1 clinical trial makes it difficult to draw any definitive conclusions, we believe, based on advice from our Ocular Advisory Board, that a follow-up study focused specifically on PED patients is warranted. In October, 2011, we also began a larger Phase 2a clinical trial, to test iSONEP as a treatment for wet-AMD in a broader population of patients, namely, those wet-AMD patients without PED.

        In January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials because the FDA advised us that our fill-and-finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice ("cGMP") requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold. The FDA has not informed us regarding any specific non-compliance issues at Formatech that may have affected our drug product. iSONEP has been well tolerated by all patients in our Phase 1 trial and by all patients treated thus far in our PED and wet-AMD trials.

        We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. While we plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all.

        We currently expect to receive the preliminary results from our Phase 1b/2a clinical trial of iSONEP in patients with PED by the end of 2012 and the preliminary results of our Phase 2a clinical trial of iSONEP in wet-AMD patients without PED by the end of 2013. The actual time required to complete our clinical trials will depend on a number of factors outside of our direct control, including those discussed in "Risk Factors—We may have delays in completing our clinical trials and we may not complete them all."

        In December 2010, we entered into an agreement providing Pfizer Inc. with an exclusive option for a worldwide license to develop and commercialize iSONEP (the "Pfizer Agreement"). Under the terms of that agreement, Pfizer provided Lpath with an upfront option payment of $14 million and will share the cost of the planned Phase 1b/2a and Phase 2a trials. Following completion of the two studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP. If Pfizer exercises its option, Lpath will be eligible to receive an option fee as well as development, regulatory and commercial milestone payments. In addition, if iSONEP eventually becomes a commercial product, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP.

ASONEP

        ASONEP™ is the systemic formulation of sonepcizumab. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was evaluated in very late-stage cancer patients. In that trial, ASONEP was well tolerated at all dose-levels ranging from 1 mg/kg to 24 mg/kg., other than minor infusion-related reactions observed at the highest dose. More than half the patients that completed the initial four-treatment evaluation period showed stable disease, and durable stable disease was observed in several patients. Based on ASONEP's safety profile and the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP for efficacy in Phase 2 clinical trials is warranted. We are now working to complete various tasks required to move ASONEP into Phase 2 clinical testing in 2012. We are collaborating with Harvard Medical School and other collaborators on plans to conduct one or more Phase 2a clinical trials.

        In 2008, we entered into a License Agreement with Merck KGaA, ("Merck") pursuant to which Merck agreed to collaborate with us to develop and commercialize ASONEP (the "Merck Agreement"). Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck proposed continuing the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposed extension were rejected by Lpath's Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. The termination was effective on April 24, 2010, and upon such termination Merck relinquished all rights to the ASONEP program.

        As part of the December 2010 Pfizer Agreement, Lpath has granted to Pfizer a time-limited right of first refusal for ASONEP.

Lpathomab

        Lpathomab™, our pre-clinical product candidate, is a mAb against lysophosphatidic acid ("LPA"), a key bioactive lipid that has long been recognized as a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain and plays a key role in pulmonary fibrosis. We have three lead humanized mAbs that inhibit LPA. These mAbs are being tested against each other in various models of human disease to determine which of these could be most likely to succeed in clinical trials. The target date to begin testing Lpathomab in clinical trials is 2013.

Corporate Background

        Lpath Therapeutics Inc., our predecessor company, was incorporated in September 1997 in the state of Delaware as Medlyte Diagnostics, Inc. The company commenced operations in January 1998. The name was changed to Medlyte, Inc. in July 2001 and to Lpath Therapeutics Inc. in July 2004.

        Effective November 30, 2005, Neighborhood Connections, Inc. ("NCI"), a publicly traded Nevada corporation, completed the acquisition of Lpath Therapeutics, Inc. ("LTI") through a reverse triangular merger in which Neighborhood Connections Acquisition Corporation ("NCI Sub"), a wholly owned subsidiary of NCI formed solely for the purpose of facilitating the merger, merged with and into LTI (the "Merger"). LTI was the surviving corporation in the Merger and, as a result, became a wholly owned subsidiary of NCI. On December 2, 2005, NCI amended its Articles of Incorporation to change its name to Lpath, Inc.

        Although NCI acquired LTI as a result of the Merger, the stockholders of LTI received a majority of the voting interest in the combined enterprise as consideration for entering into the Merger. Additionally, the Merger resulted in LTI's management and Board of Directors assuming operational control of NCI. At the time of the Merger, NCI fell within the definition of a "shell company" as that term is defined in Rule 12b-2 under the Exchange Act.

        Immediately preceding the Merger on November 30, 2005, LTI raised $6.0 million through the private placement of Units consisting of two shares of LTI common stock and one LTI warrant.

        For accounting purposes, this Merger was accounted for in accordance with guidance set forth for transactions of this type by the Securities and Exchange Commission (the "SEC"), which views mergers of this type to be capital transactions rather than business combinations. Therefore, the Merger was accounted for as the issuance of LTI common stock by LTI for the net monetary assets of NCI, accompanied by a recapitalization.

Risks Associated with Our Business

        Investing in our common stock involves substantial risk. Before participating in this offering, you should carefully consider all of the information in this prospectus, including risks discussed in "Risk Factors" beginning on page 7. A few of our most significant risks are:

  •
  The FDA has put our iSONEP clinical trials on clinical hold due to the failure of our contract manufacturer to comply with cGMP and as a result, we cannot resume those trials until we obtain new clinical material and the FDA removes the clinical hold.

  •
  The results of our pre-clinical testing and our clinical trials may not support either further clinical development or the commercialization of our drug candidates.

  •
  We may not successfully complete additional clinical trials for our product candidates on a timely basis, or at all.

  •
  None of our drug candidates has received regulatory approval at this time, and we may fail to obtain required governmental approvals for our drug candidates.

  •
  We have a history of net losses and we may never achieve or maintain profitability.

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  We may not be successful in maintaining our commercial relationship with Pfizer.

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  We may require, and may not be able to obtain, substantial additional financial resources in order to carry out our planned activities beyond the second quarter of 2013.

  •
  Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Corporate Information

        Our offices are located at 4025 Sorrento Valley Blvd. San Diego, California 92121. Our telephone number is (858) 678-0800. Our website can be found at www.Lpath.com. The information contained in or that can be accessed through our website is not part of this prospectus.

The Offering

Key Facts of the Offering

Issuer:	Lpath, Inc.
Public offering price:	$ per Unit
Class A common stock being offered by us:	12,500,000 shares of Class A common stock
Warrants to purchase Class A common stock being offered by us:	Warrants to purchase 6,250,000 shares of Class A common stock. This prospectus also relates to the offering of the shares of Class A common stock issuable upon exercise of the warrants.
Warrant exercise price:	The exercise price of the warrants is $ per share.
Warrant exercisability and expiration:	The warrants will be exercisable immediately after the original date of issuance and will expire on 2016.
Class A common stock outstanding after this offering:	73,961,592 shares.(1)
Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes. We intend to prioritize our future expenditures on the continued development of our current lead product candidates and the pre-clinical development of our Lpathomab product candidate. See the section entitled "Use of Proceeds" in this prospectus.

OTCBB Symbol:	LPTN
Trading:

The Company's shares of Class A common stock currently trade on the OTC Bulletin Board. There is no established trading market for the warrants and we do not intend to list the warrants on any exchange or other trading system.

Risk Factors:

Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See "Risk Factors" below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest our securities.

(1)
The number of shares of Class A common stock to be outstanding after this offering is based on 61,461,592 shares outstanding as of February 8, 2012. This number does not include:

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10,609,228 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.00 per share held by our existing security holders.

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2,622,345 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $0.55 per share issued under our equity incentive plans prior to this offering.

  •
  3,623,972 shares of our common stock issuable upon (i) vesting and (ii) attainment of the delivery date of outstanding restricted stock units issued under our equity incentive plans prior to this offering.

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  2,444,042 shares of our common stock which remain available for grant and possible subsequent issuance under our equity incentive plans.

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  up to 6,250,000 shares of common stock issuable upon exercise of warrants issued to the investors in this offering, at an exercise price of $            per share.

  •
  up to 218,750 shares of our common stock issuable upon exercise of the warrants issued to the placement agents and our financial advisor in this offering.

  Unless otherwise indicated, all information in this prospectus assumes that no options, warrants or shares of common stock were issued after September 30, 2011, and no outstanding options or warrants were exercised after September 30, 2011. In addition, unless otherwise indicated, all information in this prospectus assumes that the warrants issued in connection with this offering to the investors in the Units and our placement agents and financial advisor have not been exercised.

          We have approximately 2.0 million outstanding warrants issued in 2008 (the "2008 Warrants"), and approximately 4.2 million warrants issued in 2007 (the "2007 Warrants"), which are exercisable to purchase our Class A common stock at an exercise price of $1.19 and $1.00 per share, respectively. In the event that we sell our Units in this offering at a price per share less then the respective exercise prices of the 2008 Warrants and 2007 Warrants, (i) the applicable exercise price will be adjusted by a broad-based weighted average ratio and (ii) the number of shares issuable upon exercise of the 2008 Warrants and 2007 Warrants, respectively, will be proportionately increased so that the same aggregate proceeds from the exercise of the 2008 Warrants and 2007 Warrants, respectively, will be received. If we sell our Units at the purchase price listed on the cover of this prospectus and the warrants have an exercise price as listed on the cover of this prospectus, the exercise prices of the 2008 Warrants and 2007 Warrants will be adjusted to $        and $        per share, respectively, and, the number of shares of Class A common stock issuable upon exercise of the 2008 Warrants and 2007 Warrants will increase to         million and          million shares, respectively. See "Warrants" beginning on page 73 of this prospectus for more information on the anti-dilution adjustments.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and the trading price of our securities could decline, and you may lose all or part of the money you paid to buy our securities.

Risks primarily associated with our business:

  We are in the early stages of drug development, and we may be unable to generate significant revenues and may never become profitable.

        We are in the early stages of drug development, and have not received FDA approval for marketing any of our drug candidates. We have generated approximately $25.8 million in revenues through September 30, 2011 from grants and license agreements to support our research and development activities. In December 2010, we entered into the Pfizer Agreement under which Pfizer agreed to provide us with an upfront payment of $14 million in addition to sharing the cost of the planned Phase 1b and Phase 2a trials for iSONEP. We have a history of significant net losses, and we used net cash of $3.6 million during fiscal 2010 and net cash of $1.1 million during fiscal 2009 to support our operations. As of September 30, 2011, we had an accumulated deficit of approximately $36.2 million. We expect to incur significant operating losses for the foreseeable future as we continue to develop and seek regulatory approval for our drug candidates. We cannot provide you any assurance that any of our drug candidates will prove to be clinically significant or will receive regulatory approval. Even if the drug candidates were to receive any regulatory approval, there can no assurance that we could provide for their effective marketing and sales, either by ourselves or in partnership with others. In addition, we cannot assure you that Pfizer will not terminate the Pfizer Agreement, or that Pfizer will exercise its option for worldwide commercial rights to iSONEP. Consequently there can be no assurance that we will ever achieve profitability and, even if we achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of drug development.

  We may require, and may not be able to obtain, substantial additional financial resources in order to carry out our planned activities beyond the second quarter of 2013.

        As they are currently planned, the cost of our ongoing drug discovery and development efforts, including general and administrative expenses, would require between $23 and $33 million from September 30, 2011 through the end of 2013. As of September 30, 2011, we had an available cash balance of approximately $15.9 million. In January 2011, we received an upfront payment of $14 million from Pfizer. Pfizer also agreed to share the cost of the planned Phase 1b and Phase 2a trials for iSONEP. Additional near-term sources of cash include $1.5 million remaining on the $3 million BRDG-SPAN grant from the National Eye Institute (part of the National Institutes of Health) to support iSONEP-related trials, and the three year, $3 million grant from NIH awarded in 2009 that still has $1.7 million remaining to support ASONEP clinical trials. We believe these funds together with anticipated proceeds of this financing should be sufficient to fund our ongoing drug discovery and development activities through 2013. Further, we may receive additional funding to support our operations beyond the end of 2013 under the Pfizer Agreement if Pfizer elects to exercise its option to continue the clinical development of iSONEP. However, we cannot assure you that we will be successful in maintaining our commercial relationship with Pfizer, that Pfizer will exercise its option to commercialize iSONEP or that iSONEP will achieve the developmental, regulatory and commercial milestones that would entitle us to future payments under the Pfizer Agreement. As a result, we may be required to secure substantial additional capital to continue to fund our planned drug discovery and development projects beyond the end of 2013.

        We expect we will be required to issue additional equity or debt securities or enter into other commercial arrangements, including relationships with corporate and other partners, to secure such additional financial resources. Depending upon market conditions, we may not be successful in raising sufficient additional capital to support our long-term requirements. If we fail to obtain sufficient additional financing, or enter into relationships with others that provide additional financial resources, we will not be able to develop our product candidates on our planned timeline, or at all, and we will be required to reduce staff, reduce or eliminate research and development, slow the development of our product candidates and outsource or eliminate several business functions. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected, and we may be required to cease operations.

  We may not be successful in maintaining our commercial relationship with Pfizer and our other collaborations may not be successful.

        In December 2010, we entered into the Pfizer Agreement, which provides Pfizer with an exclusive option for a worldwide license to develop and commercialize iSONEP. However, we cannot assure you that Pfizer will not exercise its rights to terminate the Pfizer Agreement early, that Pfizer will exercise its option to commercialize iSONEP, or that iSONEP will achieve the developmental, regulatory and commercial milestones that would entitled us to future payments under the Pfizer Agreement.

        Our commercial relationship with Pfizer and the other collaborations we have entered into, or may enter into in the future, may not be successful due to one or more of the following:

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  disputes with respect to payments that we believe are due under a collaboration agreement;

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  disagreements with respect to ownership and use of intellectual property rights;

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  unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;

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  delay of a collaborator's development or commercialization efforts with respect to our drug candidates; or

  •
  termination or non-renewal of the collaboration due to the failure of our product candidate to satisfy required developmental, regulatory or commercial milestones, changes in the collaborator's business plans or financial health or other competitive or market reasons.

        In addition, in any collaboration, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

        For example, in March 2010, Merck proposed continuing the partnership with Lpath via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath's Board of Directors as not being in the best interests of Lpath or our stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. Pursuant to the terms of the Merck Agreement, the termination was effective on April 24, 2010, and upon termination Merck relinquished all rights to the ASONEP program.

        Further, as a result of our collaborations, we may have less control over the development, marketing and distribution activities performed by our collaborators than if we were performing those functions with our own facilities and employees. This lack of direct control could adversely affect the results.

  We may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.

        Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

  •
  the time and resources required to develop our product candidates, conduct pre-clinical and clinical trials, obtain regulatory approvals, and create effective sales and marketing capabilities;

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  the expenses we incur for research and development required to develop our drug candidates and to maintain and improve our technology;

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  the costs of maintaining our commercial relationship with Pfizer;

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  the costs to attract and retain personnel with the skills required for effective operations; and

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  the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

        In addition, our budgeted expense levels are based in part on our expectations concerning future revenues. However, our ability to generate any revenues depends largely on the progress of our drug candidates through clinical trials, and ultimately on receiving marketing approval from the FDA, which is difficult to forecast accurately. We may be unable to adjust our operations in a timely manner to compensate for any unexpected shortfall in revenues. As a result, a significant shortfall in our planned revenues could have an immediate and material adverse effect on our business and financial condition.

  We must obtain governmental approval for each of our products, which is an expensive and complicated process in which any number of problems could arise that would adversely affect our business.

        Our product candidates target lipids, as opposed to proteins, and the FDA has not previously approved any similar product. Thus, we may encounter unexpected safety, efficacy, or manufacturing issues as we seek to obtain regulatory approval, and we may never receive approval from the FDA or other governmental authorities for our drug candidates.

        The development, production and marketing of our products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the FDA in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory and clinical activities. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. We estimate that the clinical trials for our first product candidate will not be completed before 2015 at the earliest. Significant delays may adversely affect our financial results and the commercial prospects for iSONEP and ASONEP (or our other potential products or any other products we may acquire or in-license).

        Any of the following events relating to the regulatory approval of our drug candidates can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations:

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  difficulty in securing centers to conduct trials;

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  difficulty in enrolling patients in conformity with required protocols or projected timelines;

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  unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects;

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  inability or unwillingness of medical investigators to follow our clinical protocols;

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  inability to maintain a supply of the investigational drug in sufficient quantities to support the trials;

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  results of clinical trials not yielding sufficiently conclusive favorable data for regulatory agencies to approve the use of our products in development, or any other products we may acquire or in-license;

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  the FDA or other regulatory authorities may place a clinical trial on clinical hold;

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  delays, sometimes long delays, in obtaining approval for our product candidates, including, but not limited, to requests for additional clinical trials;

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  changes in the rules and regulations governing the approval process for product candidates such as ours during the testing and review period, which can result in the need to spend time and money for further testing or review;

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  the authorized use of any product, if approved, is more limited than required for commercial success, or approval is conditioned on completion of further clinical trials or other activities; and

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  any approval being withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use.

        Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution.

  We may have delays in completing our clinical trials and we may not complete them at all.

        We have not completed the clinical trials necessary to obtain FDA approval to market iSONEP or ASONEP. We have not initiated any Phase III studies. In January 2012, we temporarily suspended our Phase 1b/2a and Phase 2a clinical trials of iSONEP because the FDA advised us that our fill/finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice (cGMP) requirements during the period that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold. The resumption of our Phase 1b/2a and Phase 2a clinical trials of iSONEP and planned Phase 2 clinical trial of ASONEP may be delayed or terminated as a result of many factors, including the following:

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  delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical testing sites;

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  regulators or Institutional Review Boards may not authorize us to commence a clinical trial;

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  regulators or Institutional Review Boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

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  delays or failure of the FDA to remove the clinical hold on our iSONEP trials;

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  we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable risks or for other reasons;

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  slower than expected patient enrollment or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials;

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  patients failing to complete clinical trials due to safety issues, side effects, dissatisfaction with the treatment candidate, or other reasons;

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  difficulty in maintaining contact with patients after treatment may prevent us from collecting the data required by our study protocols;

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  treatment candidates demonstrating a lack of efficacy during clinical trials;

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  governmental or regulatory delays, changes in regulatory requirements, policy and guidelines;

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  competition with ongoing clinical trials and scheduling conflicts with participating clinicians; and

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  delays in completing data collection and analysis for clinical trials.

        In addition, we rely on academic institutions, hospitals and medical centers, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, applicable regulations or good clinical practices. We also rely on clinical research organizations to perform our data management and analysis. They may not provide these services as required or in a timely or compliant manner.

        In January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials because the FDA advised us that our fill-and-finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice ("cGMP") requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold.

        We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. While we plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all, or that the FDA will not impose additional obligations on us as a condition to removing the clinical hold.

        Moreover, our development costs will increase if we are required to complete additional or larger clinical trials for the iSONEP and ASONEP prior to regulatory approval. If the delays or costs are significant, our financial results and ability to commercialize iSONEP and ASONEP will be adversely affected.

  The results of our clinical trials may not support either further clinical development or the commercialization of our product candidates.

        Even if our clinical trials are completed as planned, their results may not support either the further clinical development or the commercialization of our product-candidates. The FDA or government authorities may not agree with our conclusions regarding the results of our clinical trials. In addition, our collaboration partners may decide that the results of our clinical trials do not support further investment by such partners. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

        In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any INDs or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

        Further, we have not obtained an agreement with the FDA that the design of our planned iSONEP or ASONEP studies are sufficient to lead to product approval if the results are positive. Moreover, we have not developed or reached an agreement with the FDA on the detailed statistical analysis plan that will be used to analyze the data from these clinical trials. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our treatment candidates.

  A primary source of revenue, grant funds from the National Institutes for Health, may not continue to be a source of revenue in the future.

        Although we have applied for many grants and thus far and have been awarded ten of them, the National Institutes of Health ("NIH") may not in the future find our applications worthy of such grants. In addition, the NIH requires audits of those recipients of grant funds exceeding $500,000 in any year, a threshold that we have exceeded in 2011. Such audits test the allowability and allocation of expenditures and ultimately compliance with OMB Circular A-133 audit requirements. There can be no assurance that we will pass such an audit, and failure to pass could result in a material adverse effect on our cash flow and our business operations.

  Our drug-development programs depend upon third-party researchers who are outside our control.

        We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct our pre-clinical and clinical trials under agreements with us. Such agreements are often standard-form agreements typically not subject to extensive negotiation. These investigators or collaborators are not our employees, and in general we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us.

  Our collaborations with outside scientific and clinical advisors may be subject to restriction and change.

        We work with scientific and clinical advisors at academic and other institutions who are experts in the fields of oncology, ophthalmology, and autoimmune disorders (such as multiple sclerosis). They assist us in our research and development efforts and advise us with respect to our clinical trials. These advisors are not our employees and may have other commitments that would limit their future availability to us. Although our scientific and clinical advisors and collaborators generally agree not to engage in competing work, if a conflict of interest arises between their work for us and their work for another entity, we may lose their services, which may impair our reputation in the industry and delay the clinical development of our drug candidates.

  We are dependent on third-party manufacturers, over whom we have limited control, to manufacture our products.

        The manufacturing process of iSONEP, ASONEP, Lpathomab, and any other therapeutic products we may want to evaluate or commercialize involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our proposed products may be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. We do not have any manufacturing facilities ourselves and expect to rely on one or more third-party manufacturers to properly manufacture our products currently in clinical development as well as any other products we may develop or in-license. We may not be able to quickly replace our manufacturing capacity if we were unable to use a third party's manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with current Good Manufacturing Practice ("cGMP") requirements, and the noncompliance could not be rapidly rectified. For example, in January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials, because we learned from the FDA that our fill-and-finish contractor, Formatech, Inc., was not in compliance with cGMP requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold. We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. While we plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all. In addition, we may not be able to maintain our agreement with any manufacturer we select. For example, our agreement with our existing manufacturer of ASONEP and iSONEP, Laureate Pharma, Inc., ("Laureate") will expire by its terms at the end of 2012. There is no assurance that we will be able to renew our agreement with Laureate on acceptable terms, or at all. Laureate is our single manufacturer for ASONEP and ISONEP and may not be replaced without significant effort and delay in production. A supply interruption or an increase in demand beyond our current manufacturer's capabilities could harm our ability to manufacturer such products until new manufacturers are identified and qualified, which would have a significant adverse effect on our business and results.

        Additionally, our inability or reduced capacity to have our products manufactured would prevent us from successfully evaluating or commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on the price of our shares.

  We have a limited product and technology portfolio at the current time.

        Although our clinical drug candidates, iSONEP and ASONEP, might ultimately show clinical relevance in multiple disease states, we have assessed their clinical potential only against AMD and cancer, respectively, and only in Phase 1 clinical trials with small numbers of patients or in animal models. There can be no assurance that any of our existing products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

        In addition, our ImmuneY2 process of generating monoclonal antibodies against lipid mediators may not be successful against future targets. As such, there can be no assurance that we will be able to develop a monoclonal antibody against our future targets, and thus, we may fail to generate additional clinical candidates for our pipeline.

  If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

        We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build a sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, we have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

  Physicians and patients may not accept and use our drugs.

        Even if the FDA approves our initial lead products (or any other product we attempt to commercialize), physicians and patients may not accept and use it. Acceptance and use of any of our future products, if approved, will depend upon a number of factors including:

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  perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

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  cost-effectiveness of our drugs or diagnostic products relative to competing products;

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  availability of reimbursement from government or other healthcare payors for our products; and

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  effectiveness of marketing and distribution efforts by us and our third-party collaborators, if any.

        Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance, subsequent to approval, would severely harm our business.

  Our industry is highly competitive, so even if our products ultimately get approved by the FDA, our success depends on our ability to sustain competitive advantages.

        The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and, are expected to be increasingly so in the future. Other companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to provide comparable clinical significance. Therefore, our lead products, other products we may develop, or any other products we may acquire or in-license may not be, or may not be perceived to be, the most efficacious (at all or for a majority of patients), the safest, the first to market, or the most economical to make or use. If a competitor's product is, or is perceived to be, more advantageous than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all.

        There are many reasons why a competitor might be more successful than we are, including:

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  Many competitors have greater financial resources and can afford more technical and development setbacks than we can.

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  Many competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than we have in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us.

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  Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed.

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  Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before we do, then it will be authorized to sell its products before we can sell ours. Because the first company "to market" often has a significant advantage over latecomers, a second-place position could result in less-than-anticipated sales.

        The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not originally obtained by the drug sponsor. In light of these incentives and especially if our lead products (or our other drug candidates in development or any other products we may acquire or in-license) are commercially successful, other manufacturers may submit and gain successful approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products. Such competition will likely cause a reduction in our revenues.

  If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our drugs or our diagnostic products, if commercialized, the commercial success of our product candidates could be compromised.

        Reimbursement by a third-party payor may depend on a number of factors, including a payor's determination that our product candidates, if commercialized, are: experimental or investigational; not medically necessary; not appropriate for the specific patient or clinical indication; or not cost-effective.

        Reimbursement by Medicare may require a review that will be lengthy and that will be performed under the provisions of a National Coverage Decision process with payment limits as the Secretary of HHS determines appropriate. We cannot guarantee that the Secretary of HHS will act to approve any of our products, if commercialized, on a timely basis, or at all. In addition, there have been and will most likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. Any future changes in Medicare reimbursement that may come about as a result of enactment of healthcare reform or of deficit-reduction legislation will likely continue the downward pressure on reimbursement rates. In addition, emphasis on managed care in the United States may continue to pressure the pricing of healthcare services. In certain countries outside the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. Third party payors, including Medicare, are challenging the prices charged for medical products and services. In addition, government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for many drugs and diagnostic products. If government and other third-party payors do not provide adequate coverage and reimbursement for our products, it may adversely affect our business. Since policy-level reimbursement approval is required from each private payor individually, seeking such approvals is a time-consuming and costly process. If we are unable to obtain adequate reimbursement approval from Medicare and private payors for any of our products, or if the amount reimbursed is inadequate, our ability to generate revenue will be limited.

  Health care reform, which includes amendments to the Food and Drug Act, may adversely impact our business.

        The United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

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  the pricing of healthcare products in the United States or internationally; and

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  the amount of reimbursement available from governmental agencies or other third party payors.

        New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and we may need to revise our research and development programs.

        On September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies approved by the FDA. The FDA's exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products.

  We may incur significant or currently undeterminable costs in complying with environmental laws and regulations.

        We use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we will store these materials and wastes resulting from their use at our or our outsourced laboratory facility pending their ultimate use or disposal. We will contract with a third party to properly dispose of these materials and wastes. We will be subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

  We may be subject to product liability claims.

        The development, manufacture, and sale of pharmaceutical products expose us to the risk of significant losses resulting from product liability claims. Although we intend to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or it may not cover certain potential claims against us.

        We may not be able to afford to obtain insurance due to rising costs in insurance premiums in recent years. If we are able to secure insurance coverage, we may be faced with a successful claim against us in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable to us, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending ourselves may have a material adverse impact on our operations.

  If we lose the services of key management personnel, we may not be able to execute our business strategy effectively.

        Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our Chief Executive Officer, Scott Pancoast, and our founder and Chief Scientific Officer, Roger Sabbadini, Ph.D., are both critical to our overall management as well as the development of our technology, our culture and our strategic direction. None of our executive officers and key employees has long-term employment contracts with us, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could materially harm our business.

  We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.

        Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. We expect that as more companies in the biotechnology and pharmaceutical industries establish programs to discover drugs that target bioactive lipids, the demand for scientists with experience working with bioactive lipids will increase. As that demand increases, it is likely that certain of our competitors will directly target certain of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate our existing employees.

        We may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing, and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals, particularly in the Southern California area, is intense. Even though the current economic conditions have somewhat softened demand for qualified personnel, we expect that over the longer term we will continue to face stiff competition and may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success.

  If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

        We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

        Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

        In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks associated with our intellectual property:

  Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.

        Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets to us. Events outside of our control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect our operating results.

        While our goal is to obtain patent protection for our innovations, they may not be patentable or we may choose not to protect certain innovations that later turn out to be important for our business. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following:

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  The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then we will not be able to prevent imitation and any product may not be commercially viable.

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  Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of the patents that we have in-licensed, the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents we have in-licensed is found to be invalid, we may lose competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements.

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  In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates.

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  Although we try to avoid infringement, there is the risk that we will use a patented technology owned by another person or entity and/or be sued for infringement. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly legal actions, and there can be no guarantee of a successful outcome.

        Specifically, we have filed patents to protect our compositions of matter and methods to treat several disease states, including cancer, cardiovascular disease, cerebrovascular disease, hyperproliferative diseases, and angiogenesis. We do not know whether our claims will be granted. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable.

        We also seek to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

  We may in the future be subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.

        Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of our technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products, which would limit our prospects for profitability.

        Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators or us could lead to:

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  payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights;

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  injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

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  we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

        As a result, an adverse determination also could prevent us from offering our products to the marketplace.

  Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

        Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

  We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

        Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks primarily associated with our stock:

  The price of our common stock may be volatile.

        Our common stock is traded on the Over-the-Counter Bulletin Board ("OTCBB") and is quoted under the symbol LPTN. The OTCBB is an inter-dealer, over-the-counter market that provides significantly less liquidity than a listing on the Nasdaq Stock Markets or other national securities exchange. Quotes for stocks included on the OTCBB are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTCBB may be difficult to obtain.

        In addition, the trading price of our common stock has in the past and may continue to fluctuate substantially. Our common stock is subject to fluctuations for many reasons, including the following:

  •
  price and volume fluctuations in the overall stock market from time to time;

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  fluctuations in stock market prices and trading volumes of similar companies;

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  actions of investors that affect the market price;

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  actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

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  general economic conditions and trends;

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  the announcement of collaboration agreements to pursue further clinical development of our drug candidates;

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  sales of large blocks of our stock;

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  departures of key personnel;

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  changes in the regulatory status of our product candidate or clinical trials;

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  announcements of new products or technologies;

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  regulatory developments in the United States and other countries; and

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  failure of our common stock to be listed quoted on the Nasdaq Stock Market, American Stock Exchange or other national market system.

  If shares of our common or preferred stock available for issuance or shares eligible for future sale were introduced into the market, it could hurt our stock price.

        We are authorized to issue 200,000,000 shares of common stock. As of February 8, 2012, there were an aggregate of 80,761,179 shares of our common stock issued and outstanding on a fully diluted basis. That total includes 6,246,317 shares of our common stock that may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, and 10,609,228 shares of common stock that may be issued upon the exercise of outstanding warrants. The exercise of outstanding options and/or warrants may cause substantial dilution to those who hold shares of common stock prior to such exercises. In addition, sales of substantial amounts of the common stock in the public market by these holders or perceptions that such sales may take place may lower the common stock's market price.

        We may sell our authorized, but unissued, common stock to satisfy our funding requirements. We are also authorized to issue 15,000,000 shares of preferred stock, without stockholder approval. The preferred stock may have rights that are superior to the rights of the holders of our common stock, at a purchase price then approved by our Board of Directors. The sale or the proposed sale of substantial amounts of our common or preferred stock in the public markets may adversely affect the market price of our common stock and our stock price. Our stockholders may also experience substantial dilution.

  Our common stock is considered "a penny stock" and, as a result, it may be difficult to trade a significant number of shares of our common stock.

        The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Our stock is currently less than $5.00 per share, and is classified as a "penny stock." As a result, any broker or dealer selling our stock must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase our securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

  We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We currently intend to invest our future earnings, if any, to fund the development and growth of our business. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, future prospects, contractual arrangements, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our board of directors may deem relevant. If we do not pay dividends, your ability to achieve a return on your investment in our company will depend on any future appreciation in the market price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our holders have purchased their common stock.

  We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which may adversely affect our operating results, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause investors to lose confidence in our operating results and in the accuracy of our financial reports and could have a material adverse effect on our business and on the price of our common stock.

        As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our first report on compliance with Section 404(b) may be in connection with our financial statements for the year ending December 31, 2012, depending upon the value of our public float as of June 30, 2012. The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We believe that we have conformed our internal control procedures to the requirements of Section 404. Although we have developed controls that we believe to be effective, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate. Furthermore, even with these procedures in place additional weaknesses in our internal control over financial reporting may be discovered. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities such as the SEC and investors may lose confidence in our operating results and the price of our common stock could decline.

  Our management has broad discretion as to the use of the net proceeds from this offering.

        We can not specify with certainty the particular uses of the net proceeds we will receive from this offering, and these uses may vary substantially from our current plans. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

  You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.

        Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on a public offering price of $            per share and attributing no value to the warrants, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately ($            ) per share in the net tangible book value of the common stock. See the section entitled "Dilution" in this prospectus for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

        Additionally, we have approximately 2.0 million outstanding warrants issued in 2008 (the "2008 Warrants"), and approximately 4.2 million warrants issued in 2007 (the "2007 Warrants"), which are exercisable to purchase our Class A common stock at an exercise price of $1.19 and $1.00 per share, respectively. In the event that we sell our Units in this offering at a price per share less then the respective exercise prices of the 2008 Warrants and 2007 Warrants, (i) the applicable exercise price will be adjusted by a broad-based weighted average ratio and (ii) the number of shares issuable upon exercise of the 2008 Warrants and 2007 Warrants, respectively, will be proportionately increased so that the same aggregate proceeds from the exercise of the 2008 Warrants and 2007 Warrants, respectively, will be received. If we sell our Units at the purchase price listed on the cover of this prospectus and the warrants have an exercise price as listed on the cover of this prospectus, the exercise prices of the 2008 Warrants and 2007 Warrants will be adjusted to $        and $        per share, respectively, and, the number of shares of Class A common stock issuable upon exercise of the 2008 Warrants and 2007 Warrants will increase to         million and          million shares, respectively. See "Warrants" beginning on page 73 of this prospectus for more information on the anti-dilution adjustments.

  Holders of our warrants will have no rights as a common stockholder until such holders exercise their warrants and acquire our common stock.

        Until holders of warrants acquire shares of our common stock upon exercise of the warrants, holders of warrants will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of the warrants, the holders thereof will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

  The warrants may not have any value.

        The warrants have an exercise price of $            per share and expire on the fifth anniversary of the date of issuance. In the event our common stock price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

  If our common stock is not listed on a national securities exchange, U.S. holders of warrants may not be able to exercise their warrants without compliance with applicable state securities laws and the value of your warrants may be significantly reduced.

        Because our common stock is not listed on a national securities exchange, the exercise of the warrants by U.S. holders may not be exempt from state securities laws. As a result, depending on the state of residence of a holder of the warrants, a U.S. holder may not be able to exercise its warrants unless we comply with any state securities law requirements necessary to permit such exercise or an exemption applies. Although we plan to use our reasonable efforts to assure that U.S. holders will be able to exercise their warrants under applicable state securities laws if no exemption exists, there is no assurance that we will be able to do so. As a result, your ability to exercise your warrants may be limited. The value of the warrants may be significantly reduced if U.S. holders are not able to exercise their warrants under applicable state securities laws.

  Our common stock is not listed on a national securities exchange and, as a result, compliance with applicable state securities laws may be required for subsequent offers, transfers and sales of the shares of common stock and warrants offered hereby.

        The shares of our common stock and the warrants offered hereby are being offered only in a limited number of states in which we have either registered and/or qualified the common stock and warrants for sale or pursuant to one or more exemptions from such registration and qualification requirements. We have not registered or qualified the shares of common stock and the warrants offered hereby for subsequent offer, transfer or sale in any state. Because our common stock is not listed on a national securities exchange, subsequent transfers of the shares of our common stock and warrants offered hereby by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of shares or warrants to register or qualify the shares or the warrants for any subsequent offer, transfer or sale in the United States or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

  There is no public market for the warrants to purchase common stock being sold in this offering.

        There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. We do not intend to list the warrants on any exchange or other trading system. Without an active market, the liquidity of the warrants will be limited.

  Our governing documents provide indemnification for officers, directors and employees.

        Our governing instruments provide that officers, directors, employees and other agents shall only be liable to us for losses, judgments, liabilities and expenses for which they are adjudged guilty of willful misfeasance or malfeasance in the performance of his or her obligations. Thus certain alleged errors or omissions might not be actionable by us. The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

  Anti-takeover provisions in our charter and bylaws could make a third party acquisition of the Company difficult.

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof without any further vote or action by the shareholders. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any preferred stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes statements of our expectations, intentions, plans, and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are intended to come within the safe harbor protection provided by those sections. These forward-looking statements are principally, but not solely, contained in the section captioned "Business" below and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning," "expect," "believe," "will," "will likely," "should," "could," "would," "may" or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to:

  •
  Our interpretation of the results of the pre-clinical and clinical trials for our product candidates.

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  Our ability to successfully complete additional clinical trials on a timely basis and obtain regulatory approvals for one or more of our product candidates.

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  The potential biological effects and indications for our product candidates.

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  The market opportunity for our product candidates.

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  Our ability to complete additional discovery and development activities for drug candidates utilizing our proprietary ImmuneY2 drug discovery process.

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  Our ability to satisfy the terms of our agreement with Pfizer Inc.

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  The period of time for which our existing cash will enable us to fund our operations.

        In addition to the items described in this prospectus under the heading "Risk Factors," many important factors affect our ability to achieve our stated objectives and to successfully develop and commercialize any product candidates, including, among other things, our ability to:

  •
  The results of our pre-clinical testing and our clinical trials may not support either further clinical development or the commercialization of our drug candidates.

  •
  We may not successfully complete additional clinical trials for our product candidates on a timely basis, or at all.

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  We temporarily suspended our iSONEP clinical trials and the FDA subsequently placed them on clinical hold and while we plan to manufacture additional iSONEP and resume dosing in both clinical trials in the third quarter of 2012, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all.

  •
  None of our drug candidates has received regulatory approval at this time, and we may fail to obtain required governmental approvals for our drug candidates.

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  We have a history of net losses and we may never achieve or maintain profitability.

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  We may not be successful in maintaining our commercial relationship with Pfizer Inc.

  •
  Our ability to obtain substantial additional financial resources in order to carry out our planned activities beyond the first half of 2013.

  •
  Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

        Therefore, prospective investors are cautioned that the forward-looking statements included in this prospectus may prove to be inaccurate and our actual results or performance may differ materially from any future results or performance expressed or implied by the forward-looking statements. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by us or any other person that our objectives and plans will be achieved in any specified time frame, if at all. These forward-looking statements represent beliefs and assumptions only as of the date of this prospectus. Except to the extent required by applicable laws or rules, we do not intend to update any forward-looking statements contained herein or to announce revisions to any of such forward-looking statements.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of the Units offered by us in this offering will be approximately $            , after deducting the placement agent fees and estimated offering expenses payable by us. These amounts do not include the proceeds which we may receive in connection with the cash exercise of the warrants. We cannot predict when or if the warrants will be exercised, and it is possible that the warrants may expire and never be exercised.

        We currently intend to use the net proceeds of this offering for general corporate purposes. We intend to prioritize our future expenditures on the continued development of our current lead product candidates and the pre-clinical development of our Lpathomab product candidate. We have not yet identified the exact amounts we plan to spend on each of these areas or the timing of these expenditures.

        The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering. Expenditures will also depend upon the availability of additional financing and other factors. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of securities. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

        Even if we sell all of the securities subject to this offering, of which there can be no assurance, we may still need to obtain additional financing in the future in order to fully fund our product candidates through the regulatory approval process. We may seek such additional financing through public or private equity or debt offerings or other sources, including collaborative or other arrangements with corporate partners, and through government grants and contracts. Please see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND
ISSUER PURCHASES OF EQUITY SECURITIES

        Since December 1, 2005, our common stock is quoted under the symbol "LPTN" on the OTCBB. The OTCBB is a regulated quotation service that displays real-time quotes, last-bid prices and volume information in over-the-counter equity securities. OTCBB securities are traded by a community of market makers that enter quotes and trade reports. The closing price of our common stock on February 8, 2012 was $1.01 per share.

        The following table sets forth the high and low last-bid prices for our common stock for the periods indicated, as reported by the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	2012		2011		2010		2009
	High(1)	Low(1)	High	Low	High	Low	High	Low
First quarter	$1.37	$0.90	$1.50	$0.79	$1.04	$0.75	$1.10	$0.50
Second quarter	—	—	$1.18	$0.96	$0.90	$0.44	$1.42	$0.70
Third quarter	—	—	$1.01	$0.80	$0.79	$0.50	$1.42	$0.78
Fourth quarter	—	—	$1.20	$0.82	$0.96	$0.70	$1.02	$0.65

(1)
First quarter through February 8, 2012.

        As of November 30, 2011, we had approximately 2,000 stockholders of record (excluding an indeterminable number of stockholders whose shares are held in street or "nominee" name) of our common stock.

        The following table summarizes our compensation plans under which our equity securities are authorized for issuance as of December 31, 2011:

EQUITY COMPENSATION PLAN INFORMATION

	Number of Shares to be Issued Upon Exercise of Outstanding Stock Options and Restricted Stock Units		Weighted- Average Exercise Price of Outstanding Stock Options		Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	6,246,317	(1)	$0.55	(2)	2,444,042
Equity compensation plans not approved by security holders	—		—		—

Total	6,246,317		$0.55		2,444,042

(1)
Includes 3,623,972 restricted stock units.

(2)
Excludes 3,623,972 restricted stock units.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2011:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect our sale of Units in this offering at an assumed offering price of $            per Unit (the last reported sale price of our common stock on                                    , 2011), after deducting estimated placement agent fees and offering expenses payable by us, and the application of the net proceeds from our sale of common stock in this offering.

        You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

As of September 30, 2011

	Actual	As Adjusted
Stockholders' Equity:
Common stock—$.001 par value; 200,000,000 shares authorized; 60,518,642 issued and outstanding at September 30, 2011	60,519
Additional paid-in capital	40,556,211
Accumulated deficit	(36,192,485)

Total stockholders' equity	4,424,245	—

Total capitalization	$4,424,245	$—

        The foregoing capitalization information is based on 60,518,642 shares outstanding as of September 30, 2011 and excludes:

  •
  14,328,752 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.01 per share held by our existing security holders.

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  2,626,095 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $0.55 per share issued under our equity incentive plans prior to this offering.

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  3,547,572 shares of our common stock issuable upon (i) vesting and (ii) attainment of the delivery date of outstanding restricted stock units issued under our equity incentive plans prior to this offering.

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  2,557,942 shares of our common stock which remain available for grant and possible subsequent issuance under our equity incentive plans.

  •
  up to 6,250,000 shares of our common stock issuable upon exercise of warrants issued to the investors in this offering, at an exercise price of $            per share.

  •
  up to 218,750 shares of our common stock issuable upon exercise of the warrants issued to the placement agents and our financial advisor in this offering, at an exercise price of $            per share.

 DILUTION

        Our net tangible book value as of September 30, 2011 was approximately $ 2.84 million, or $0.05 per share of Class A common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the full $             million of Units that may be offered in this offering at a public offering price of $            per Unit and attributing no value to the warrants, after deducting estimated offering commissions and expenses payable by us, as-adjusted net tangible book value as of September 30, 2011 would have been approximately $             million, or $            per share of Class A common stock. This represents an immediate increase in the net tangible book value of $            per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of ($            ) per share to new investors. The following table illustrates this hypothetical per share dilution:

Public offering price per Unit	$—
Net tangible book value per share as of September 30, 2011	$0.05
Increase per share attributable to new investors	$—
As-adjusted net tangible book value per share after this offering	$—
Dilution per share to new investors	$—

        Investors that acquire additional shares of common stock through the exercise of the warrants offered hereby may experience additional dilution depending on our net tangible book value at the time of exercise.

        The foregoing capitalization information is based on 60,518,642 shares outstanding as of September 30, 2011 and excludes:

  •
  14,328,752 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.01 share held by our existing security holders.

  •
  2,626,095 shares of our common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $0.55 per share issued under our equity incentive plans prior to this offering.

  •
  3,555,572 shares of our common stock issuable upon (i) vesting and (ii) attainment of the delivery date of outstanding restricted stock units issued under our equity incentive plans prior to this offering.

  •
  2,549,942 shares of our common stock which remain available for grant and possible subsequent issuance under our equity incentive plans.

  •
  up to 6,250,000 shares of our common stock issuable upon exercise of warrants issued to the investors in this offering, at an exercise price of $            per share.

  •
  up to 218,750 shares of our common stock issuable upon exercise of the warrants issued to the placement agents and our financial advisor in this offering.

        We have approximately 1.9 million outstanding warrants, issued in 2008 (the "2008 Warrants"), and approximately 8.3 million warrants issued in 2007 (the "2007 Warrants"), which are exercisable to purchase our Class A common stock at an exercise price of $1.19 and $1.00 per share, respectively. In the event that we sell our Units in this offering at a price per share less then the respective exercise prices of the 2008 Warrants and 2007 Warrants, (i) the applicable exercise price will be adjusted by a broad-based weighted average ratio and (ii) the number of shares issuable upon exercise of the 2008 Warrants and 2007 Warrants, respectively, will be proportionately increased so that the same aggregate proceeds from the exercise of the 2008 Warrants and 2007 Warrants, respectively, will be received. If we sell our Units at the purchase price listed on the cover of this prospectus and the warrants have an exercise price as listed on the cover of this prospectus, the exercise prices of the 2008 Warrants and 2007 Warrants will be adjusted to $            and $            per share, respectively, and, the number of shares of Class A common stock issuable upon exercise of the 2008 Warrants and 2007 Warrants will increase to             million and              million shares, respectively. See "Warrants" beginning on page 73 of this prospectus for more information on the anti-dilution adjustments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus and those discussed in other documents we file with the SEC. In light of these risks, uncertainties and assumptions, readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements represent beliefs and assumptions only as of the date of this prospectus. Except as required by applicable law, we do not intend to update or revise forward-looking statements contained in this prospectus to reflect future events or circumstances.

Overview

        We are a biotechnology company focused on the discovery and development of lipidomic-based therapeutics. Lipidomics is an emerging field of medical science whereby bioactive signaling lipids are targeted to treat important human diseases. We have three product candidates, iSONEP™, ASONEP™, and Lpathomab™. iSONEP is a monoclonal antibody against sphingosine-1-phosphate ("S1P") formulated for treating retinal diseases. iSONEP has completed Phase I clinical trials and demonstrated promising results in treating patients afflicted with wet age-related macular degeneration. Studies conducted in models of human ocular disease indicate that iSONEP may also be useful in treating other ocular diseases including diabetic retinopathy and glaucoma. ASONEP (another formulation of the same S1P-targeted antibody) completed a Phase 1 clinical trial in 2010, and we believe that it holds promise for the treatment of cancer and other diseases. Lpathomab™ is an antibody against lysophosphatidic acid ("LPA"), a key bioactive lipid that has been long recognized as a valid disease target. Lpathomab is in pre-clinical testing in various animal models of disease relating to the central nervous system and to fibrosis. Our ability to generate novel antibodies against bioactive lipids is based on our ImmuneY2™ technology, a series of proprietary processes we have developed. We are currently applying the Immune Y2 process to other lipid-signaling agents that are validated targets for disease treatment, thereby potentially creating a further pipeline of monoclonal antibody-based drug candidates.

        In December 2010, we entered into an agreement providing Pfizer Inc. the rights to develop and commercialize iSONEP (the "Pfizer Agreement"). Under the terms of that agreement, Pfizer provided us with an upfront payment of $14 million and will share the cost of two human proof-of-concept clinical trials of iSONEP. The first trial (called "PEDigree") is designed to test iSONEP as a treatment for patients with Pigment Epithelial Detachment ("PED"), a complication of wet AMD. The second, and larger, trial ("Nexus") is designed to further study iSONEP as a treatment for wet AMD. The PEDigree trial commenced in September 2011, and the Nexus trial began in October 2011.

        In January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials. We took this action because we learned from the FDA that our fill-and-finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice ("cGMP") requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold. The FDA has not informed us regarding any specific non-compliance issues at Formatech that may have affected our drug product. iSONEP has been well tolerated by all patients in our Phase 1 trial and by all patients treated thus far in our PED and wet-AMD trials.

        We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. While we plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all.

        We currently expect to receive the preliminary results from our Phase 1b/2a clinical trial of iSONEP in patients with PED by the end of 2012 and the preliminary results of our Phase 2a clinical trial of iSONEP in wet-AMD patients without PED by the end of 2013. The actual time required to complete our clinical trials will depend on a number of factors outside of our direct control, including those discussed in "Risk Factors—We may have delays in completing our clinical trials and we may not complete them all." Following completion of these two studies, Pfizer has the right to exercise its option for exclusive worldwide rights to iSONEP. If Pfizer exercises its option, we will receive an option fee as well as potential development, regulatory, and commercial milestone payments. In addition, if iSONEP eventually becomes a commercial product, we will be entitled to receive double-digit royalties, tiered based on annual sales of iSONEP. As part of the Pfizer Agreement, we granted to Pfizer a time-limited right of first refusal for ASONEP.

        Lpath has incurred significant net losses since its inception. As of September 30, 2011, we had an accumulated deficit of approximately $36.2 million. We expect that the cost of our ongoing research and development activities, including general and administrative expenses, will approximate $23 to $33 million over the 27-month period ending December 31, 2013 (including the manufacture of additional iSONEP necessary to resume our trials). This estimate includes the expenses to conduct the PEDigree and Nexus clinical trials for iSONEP, as well as to manufacture clinical material and initiate Phase 2a clinical trials for ASONEP. In addition, this estimate includes the expenses to prepare for preclinical testing of our third product candidate, Lpathomab. We expect our expenditures to increase as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for one product candidate typically requires expenditures in excess of approximately $100 million, according to industry data. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals, would cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations.

Revenue

        In December 2010, we entered into an agreement (the "Pfizer Agreement") providing Pfizer Inc ("Pfizer") with an exclusive option for a worldwide license to develop and commercialize iSONEP™, our lead monoclonal antibody product candidate that is being evaluated for the treatment of wet age-related macular degeneration (wet AMD) and other ophthalmic disorders.

        Under the terms of the Pfizer Agreement, Pfizer made a $14 million upfront payment to Lpath in January 2011. In addition, Pfizer agreed to share the cost of the planned Phase 1b and Phase 2a trials. Following completion of the two studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP for an undisclosed option fee and, if Pfizer exercises its option, Lpath will be eligible to receive development, regulatory and commercial milestone payments that could total up to $497.5 million. In addition, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP. As part of the agreement, Lpath granted to Pfizer a time-limited right of first refusal for ASONEP, and Pfizer specified that a designated portion of the upfront payment be used to fund the development of ASONEP™.

        In 2008, we entered into a License Agreement (the "Merck Agreement") with Merck KGaA, ("Merck") pursuant to which Merck agreed to collaborate with us to develop and commercialize ASONEP. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck proposed continuing the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposed extension were rejected by Lpath's Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. The termination was effective on April 24, 2010, and upon such termination Merck relinquished all rights to the ASONEP program. Pursuant to the terms of the Merck Agreement, we received a total of $17.7 million, including an upfront license fee, milestone payments, and ongoing research and development support.

        From our inception through September 30, 2011 we have also generated $6.9 million in revenue from research grants awarded primarily by the National Institutes of Health, and $0.2 million in royalty revenue from a licensing agreement with a company that produces novel research assays. We expect to continue to receive small amounts of revenue from research grants and our existing source of royalty revenue.

Research and Development Expenses

        Our research and development expenses consist primarily of salaries and related employee benefits; research supplies and materials; external costs associated with our drug discovery research; and external drug development costs, including preclinical testing and regulatory expenses, manufacturing of material for clinical trials, and the costs of conducting clinical trials. Our historical research and development expenses are principally related to the drug discovery and clinical development efforts in creating and developing our lead product candidates, iSONEP, ASONEP and Lpathomab.

        We charge all research and development expenses to operations as incurred. We expect our research and development expenses to increase significantly in the future as our product candidates move through pre-clinical testing and into clinical trials.

        Due to the risks inherent in the drug discovery and clinical trial process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. Clinical development timelines, the probabilities of success, and development costs vary widely. While we are currently focused on advancing each of our product development programs, we anticipate that we will periodically make determinations as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate's commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates will be subject to future partnering, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. As a result, we cannot be certain when and to what extent we will receive cash inflows from the commercialization of our product candidates.

  General and Administrative Expenses

        Our general and administrative expenses principally comprise salaries and benefits and professional fees related to our business development, intellectual property, finance, human resources, legal, and internal systems support functions. In addition, general and administrative expenses include insurance and an allocated portion of facilities and information technology costs.

        We anticipate increases in general and administrative expenses as we add personnel, increase our business development activities, become subject to the full Sarbanes-Oxley compliance obligations applicable to larger publicly-held companies, and continue to develop and prepare for the commercialization of our product candidates.

Application of Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Research and Development

        Our sponsored research and development costs related to future products and redesign of present products are expensed as incurred.

  Patent Expenses

        Legal and filing costs directly associated with obtaining patents are capitalized. Upon issuance of a patent, amortization is computed using the straight-line method over the estimated remaining useful life of the patent.

  Revenue Recognition

        Research and Development Revenue Under Collaborative Agreements.    We have and may in the future enter into collaborations where we receive non-refundable upfront payments. Generally, these payments are made to secure licenses or option rights to our drug candidates. Non-refundable payments are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have no further performance obligations under the agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license together with performance obligations such as research and development responsibilities and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. We recognize up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

        If we are involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, we assess whether our involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

        When we receive reimbursement for our research costs under collaborative agreements, such reimbursements are recognized as revenue as the underlying costs are incurred.

        Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which our performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. We recognize revenue using the relative performance method provided that we can reasonably estimate the level of effort required to complete our performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

        If we cannot reasonably estimate the level of effort required to complete our performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and we cannot reasonably estimate when the performance obligation ceases or the remaining obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period we expect to complete our performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

        If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

        Significant management judgment is required in determining the level of effort required under a collaboration arrangement and the period over which we are expected to complete our performance obligations under an arrangement.

        Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

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  the milestone payments are non-refundable;

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  achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

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  substantive company effort is involved in achieving the milestone;

  •
  the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,

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  a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

        Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

        Grant Revenue.    Our primary source of revenue to date has been research grants received from the National Institutes of Health. We recognize grant revenue as the related research expenses are incurred, up to contractual limits.

        Royalty Revenue.    We recognize royalty revenue from licensed products when earned in accordance with the terms of the license agreements. Net sales figures used for calculating royalties include deductions for costs of unsaleable returns, cash discounts, freight, postage and insurance.

  Stock-Based Compensation

        Issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services we receive are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrant or similar equity instruments issued have been estimated based on the Black-Scholes option pricing model.

  Net Operating Losses and Tax Credit Carryforwards

        At December 31, 2010, we had federal and California net operating loss ("NOL") carryforwards of approximately $38 million and $33 million, respectively. Under current law, the federal and California NOL carryforwards may be available to offset taxable income through 2030. In some years, such as 2009 and 2010, the California state government has suspended the use of existing California NOL carryforwards. In those years companies have not been permitted to utilize NOL carryforwards to reduce the amount of taxes payable to the state. If that fiscal policy were to continue then the California benefits could be deferred, modified or lost.

        As of December 31, 2010, we also had federal and California research and development tax credit carryforwards of $751,000 and $618,000, respectively. These tax credits may be available to offset future taxes. The federal credits begin expiring in 2019, and the state credits do not expire.

        A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that we can utilize annually in the future to offset taxable income. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss and tax credit carryforwards in any fiscal year may be significantly limited.

  Fair Value of Warrant Liability

        We measure fair value in accordance with the applicable accounting standards in the FASB Codification. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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  Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access as of the measurement date.

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  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

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  Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

        This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

        We determined the fair value of the warrants using a Black-Scholes model with consideration given to their "down-round" protection provisions that reduce the exercise price if we issue new warrants or equity at a price lower than the stated exercise price. The model considered amounts and timing of future possible equity and warrant issuances and historical volatility of our stock price.

Results of Operations

  Comparison of the Nine Months Ended September 30, 2011 and September 30, 2010

        Grant and Royalty Revenue.    Grant and royalty revenue for the nine months ended September 30, 2011 was $1,211,000 compared to $1,192,000 for the nine months ended September 30, 2010, an increase of $19,000. Our level of activity on studies funded by grants from the National Institutes of Health ("NIH") increased slightly in 2011 from 2010.

        Research and Development Revenue Under Collaborative Agreement.    In December 2010 we entered into an agreement with Pfizer,  Inc. that provides financial support for our iSONEP and ASONEP development programs. During the nine months ended September 30, 2011, we recognized $4,211,000 of revenue under the Pfizer Agreement, including $1,928,000 as cost reimbursements and $2,283,000 as amortization of development fees.

        During the nine-month period ending September 30, 2011, the company also received a payment from Merck KGaA in the amount of $675,000 to discharge certain payment obligations that survived termination of the Merck agreement. During the nine-month period ended September 30, 2010, Lpath recognized revenue of $4,660,000 related to the Merck Agreement.

        Research and Development Expenses.    Research and development expenses decreased to $5,014,000 for the first three quarters of 2011 from $6,625,000 for the first three quarters of 2010, a decrease of $1,611,000. Outside services, consulting, and lab supplies expenses decreased by $1,937,000 in 2011 due to costs incurred in 2010 to perform 13-week toxicology studies, manufacture drug supplies, and other tasks required to prepare for the initiation of Phase 2 clinical trials for iSONEP and ASONEP. Employee compensation expense increased in 2011 by $255,000 due principally to increased staffing.

        General and Administrative Expenses.    General and administrative expenses were $2,321,000 for the nine-month period ended September 30, 2011 compared to $2,614,000 for the same period in 2010, a decrease of $293,000. Compensation expense decreased by $247,000 in 2011 due principally to the fact that in the first quarter of 2010 management bonuses for 2009 were authorized and accrued, whereas management bonuses for 2010 were authorized and accrued effective December 31, 2010. Stock compensation expense decreased $93,000 in 2011 because the expense for approximately 2,000,000 restricted stock units issued in 2007 was fully amortized at the end of the first quarter of 2011. Occupancy costs increased by $43,000 in 2011 compared to 2010 due to our move to new facilities in July 2011.

        Change in Fair Value of Warrants.    Various factors are considered in the Black-Scholes model we use to value our outstanding warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors will have a significant impact on the computed fair value of the warrant liability. The most significant factor in the valuation model is our stock price. Our stock is very thinly traded and relatively small transactions can impact our quoted stock price significantly. As a result, our stock price volatility factor is approximately 95 percent. As such, we expect future changes in the fair value of the warrants to continue to vary significantly from quarter to quarter. Management cautions that the $2,100,000 decrease in fair value of the warrants, and corresponding income included in the results of operations, recognized during the nine months ended September 30, 2011 and all similar changes in the future, should not be given undue importance when considering our financial condition and results of operations. We do not believe that these adjustments, which are required by current generally accepted accounting principles, reflect economic activities or financial obligations undertaken by us.

  Comparison of Years Ended December 31, 2010 and 2009

        Grant and Royalty Revenue.    Grant and royalty revenue for 2010 increased to $1.8 million from $1.2 million in 2009. The increase of $0.6 million is principally due to the revenue from two grants totaling $0.5 million received under the IRS Qualifying Therapeutic Discovery Project program in November 2010. In addition, our level of activity on studies funded by grants from the National Institutes of Health ("NIH") increased slightly from 2009 to 2010.

        Research and Development Revenue Under Collaborative Agreements.    In 2010, we recognized $1.4 million in cost reimbursements and amortization of license option fees under the Pfizer Agreement. As described in Note 2 to the financial statements, the Merck Agreement was terminated in April 2010. We recognized $4.6 and $10.7 million in revenue under the Merck Agreement in 2010 and 2009, respectively. Revenue recognized in 2010 and 2009 pursuant to the Merck Agreement included $2.0 million each year related to the achievement of certain ASONEP development objectives.

        Research and Development Expenses.    Research and development expenses for 2010 totaled $7.8 million compared to $6.6 million for 2009, an increase of $1.2 million. Outside services, consulting, and lab supplies expenses increased by $1.5 million in 2010 due to expenses incurred to perform 13-week toxicology studies of iSONEP in two different species, to manufacture the drug supplies required for the planed iSONEP Phase 1b and Phase 2a clinical trials, and other tasks required to prepare for the initiation of Phase 2 clinical trials for iSONEP. Employee compensation and benefits decreased by $0.6 million in 2010 compared to 2009 due to reduced staffing. Stock-based compensation charges increased by $0.3 million due principally to 2010 restricted stock awards.

        General and Administrative Expenses.    General and administrative expenses were $4.5 million for the year ended December 31, 2010 compared to $3.5 million for 2009, an increase of $1.0 million. Consulting and legal costs increased by $0.5 million due to costs incurred in 2010 to negotiate the new collaboration agreement with Pfizer. Compensation expense increased by $0.3 million in 2010 due principally to year-end bonuses awarded for achievement of 2010 objectives. Stock compensation expense increased by $0.2 million in 2010. This increase is due principally to awards of common stock, restricted stock units, and warrants in 2010.

        Change in Fair Value of Warrants.    Various factors are considered in the Black-Scholes model we use to value outstanding warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors will have a significant impact on the computed fair value of the warrant liability. The most significant factor in the valuation model is our stock price. Our stock has been thinly traded and relatively small transactions can impact our quoted stock price significantly. As a result, our stock price volatility factor is approximately 103%. As such, we expect future changes in the fair value of the warrants to continue to vary significantly from quarter to quarter. We caution that the $100,000 increase in fair value of the warrants, and corresponding charge to the results of operations, recognized during 2010 and 2009, and all such changes in the future, should not be given undue importance when considering our financial condition and our results of operations. We do not believe that these adjustments, which are required by current generally accepted accounting principles, reflect economic activities or financial obligations undertaken by us.

Liquidity and Capital Resources

        Since inception, our operations have been financed primarily through the sale of equity and debt securities and funds received from corporate partners pursuant to research and development collaboration agreements. From inception through September 30, 2011, we had received net proceeds of approximately $41.4 million from the sale of equity securities and the issuance of convertible promissory notes. In addition, we had received a total of $33.7 million from corporate partners. During the nine months ended September 30, 2011, we received $15.9 million in funding from a research and development arrangement with Pfizer. At September 30, 2011, we had cash and cash equivalents totaling $15.9 million. Cash and cash equivalents consist of cash in demand deposit accounts, money market accounts that hold only U.S Treasury securities, and federally insured certificates of deposits.

        Net cash used in investing activities during the nine months ended September 30, 2011 was $408,000, including $130,000 invested in equipment and leasehold improvements and $278,000 invested in the prosecution of patents. During the same period in 2010, net cash used in investing activities totaled $376,000, including $2,000 invested in equipment and leasehold improvements and $374,000 invested in the prosecution of patents. The decrease in the amount spent on patent prosecution in 2011 is due to the fact that, pursuant to the terms of the Pfizer Agreement, Pfizer has assumed financial responsibility for the prosecution of patents related to Lpath technology that are subject to the Pfizer Agreement.

        We believe our cash and cash equivalents on hand as of September 30, 2011, together with amounts to be received pursuant to the Pfizer Agreement and NIH grants, as well as the anticipated proceeds of this financing, should be sufficient to fund our ongoing research and development activities, as currently planned, through 2013. As they are currently planned, the cost of our ongoing drug discovery and development efforts, including general and administrative expenses, would require between $23 and $33 million from September 30, 2011 through the end of 2013. These costs include the planned costs of the two trials that will be shared by Pfizer. As of September 30, 2011, we had available cash and cash equivalents balance of approximately $15.9 million. Additional near-term sources of cash include $1.5 million remaining on the $3 million BRDG-SPAN grant from the National Eye Institute (part of the National Institutes of Health) to support iSONEP-related trials, and $1.7 million remaining on the $3 million grant from NIH to support ASONEP clinical trials.

        In addition, we may receive additional funding to support our operations beyond 2013 under the Pfizer Agreement if Pfizer elects to exercise its option to continue the clinical development of iSONEP. However, we cannot assure you that we will be successful in maintaining our commercial relationship with Pfizer, that Pfizer will exercise its option to commercialize iSONEP, or that iSONEP will achieve the developmental, regulatory, and commercial milestones necessary to entitle us to future payments under the Pfizer Agreement on a timely basis, or at all. Even if Pfizer exercises its option, but does so after the end of 2013, we may be required to secure substantial additional capital to continue to fund our planned drug discovery and development projects beyond 2013.

        Until we can generate significant cash from operations, we expect to continue to fund our operations with cash resources generated from a combination of NIH grants, license agreements, and the proceeds of offerings of our equity and debt securities. However, we may not be successful in obtaining funding from new or existing collaboration agreements or licenses, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or to our stockholders. Having insufficient funds may require us to delay, scale back, or eliminate some or all of our development programs, relinquish some or even all rights to product candidates at an earlier stage of development, or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing could eventually adversely affect our ability to operate as a going concern. If we raise additional funds from the issuance of equity securities, substantial dilution to our existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Quantitative and Qualitative Disclosures About Market Risk

        The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations, while at the same time maximizing the income we receive from our investments without materially increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash, cash equivalents, and short-term investments in a variety of securities, including commercial paper and money market funds. Our cash and investments at September 30, 2011 consisted exclusively of cash in bank accounts, certificates of deposit, and a money market mutual fund that is restricted to invest only in short-term U.S. Treasury securities. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and short-term investments, we do not believe that an increase or decrease in market rates would have a material impact on the value of our portfolio.

BUSINESS

Overview

        We are a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. We have two product candidates that are currently in clinical development, and one in pre-clinical evaluation.

iSONEP

        iSONEP™ is the ocular formulation of sonepcizumab, a humanized monoclonal antibody ("mAb") against sphingosine-1-phosphate ("S1P"). Sphingomab™ is the original mouse version of this monoclonal antibody. iSONEP is administered by intravitreal injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms would suggest: (i) iSONEP might have a comparative advantage over currently marketed products for "wet" age-related macular degeneration ("wet AMD") and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy, dry AMD, and glaucoma-related surgery.

        In 2009, we completed a Phase 1 clinical trial in which iSONEP was evaluated in patients with wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2 mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in some patients in this clinical study, the most common being regression in choroidal neovascularization ("CNV"), which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs that are the current market leaders for the treatment of wet AMD.

        We have initiated the next clinical studies of iSONEP to further investigate the biological effects observed in the Phase 1 trial. In September, 2011, we began a Phase 1b/2a clinical trial of iSONEP in patients with retinal pigment epithelium detachment ("PED"), a persistent complication in patients with the occult form of wet AMD. Of the 15 patients in the Phase 1 iSONEP trial, two patients were diagnosed with PED. With a single dose of iSONEP, both of these patients experienced complete resolution of the condition. There is currently no FDA approved treatment for PED. While the small number of patients with this condition in the iSONEP Phase 1 clinical trial makes it difficult to draw any definitive conclusions, we believe, based on advice from our Ocular Advisory Board, that a follow-up study focused specifically on PED patients is warranted. In October, 2011, we also began a larger Phase 2a clinical trial, to test iSONEP as a treatment for wet-AMD in a broader population of patients, namely, those wet-AMD patients without PED.

        In January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials. We took this action because we learned from the FDA that our fill-and-finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice ("cGMP") requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold. The FDA has not informed us regarding any specific non-compliance issues at Formatech that may have affected our drug product. iSONEP has been well tolerated by all patients in our Phase 1 trial and by all patients treated thus far in our PED and wet-AMD trials.

        We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. While we plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all.

        We currently expect to receive the preliminary results from our Phase 1b/2a clinical trial of iSONEP in patients with PED by the end of 2012 and the preliminary results of our Phase 2a clinical trial of iSONEP in wet-AMD patients without PED by the end of 2013. The actual time required to complete our clinical trials will depend on a number of factors outside of our direct control, including those discussed in "Risk Factors—We may have delays in completing our clinical trials and we may not complete them all."

        In December 2010, we entered into an agreement providing Pfizer Inc. with an exclusive option for a worldwide license to develop and commercialize iSONEP (the "Pfizer Agreement"). Under the terms of that agreement, Pfizer provided Lpath with an upfront option payment of $14 million and will share the cost of the planned Phase 1b and Phase 2a trials. Following completion of the two studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP. If Pfizer exercises its option, Lpath will be eligible to receive an option fee as well as development, regulatory and commercial milestone payments. In addition, if iSONEP eventually becomes a commercial product, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP.

ASONEP

        ASONEP™ is the systemic formulation of sonepcizumab. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was evaluated in very late-stage cancer patients. In that trial, ASONEP was well tolerated at all dose-levels ranging from 1 mg/kg to 24 mg/kg., other than minor infusion-related reactions observed at the highest dose. More than half the patients that completed the initial four-treatment evaluation period showed stable disease, and durable stable disease was observed in several patients. Based on ASONEP's safety profile and the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP for efficacy in Phase 2 clinical trials is warranted. We are now working to complete various tasks required to move ASONEP into Phase 2 clinical testing in 2012. We are collaborating with Harvard Medical School and other collaborators on plans to conduct one or more Phase 2a clinical trials.

        In 2008, we entered into a License Agreement with Merck KGaA, ("Merck") pursuant to which Merck agreed to collaborate with us to develop and commercialize ASONEP (the "Merck Agreement"). Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck proposed continuing the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposed extension were rejected by Lpath's Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. The termination was effective on April 24, 2010, and upon such termination Merck relinquished all rights to the ASONEP program.

        As part of the December 2010 Pfizer Agreement, Lpath has granted to Pfizer a time-limited right of first refusal for ASONEP.

Lpathomab

        Lpathomab™, our pre-clinical product candidate, is a mAb against lysophosphatidic acid ("LPA"), a key bioactive lipid that has long been recognized as a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain and plays a key role in pulmonary fibrosis. We have three lead humanized mAbs that inhibit LPA. These mAbs are being tested against each other in various models of human disease to determine which of these could be most likely to succeed in clinical trials. The target date to begin testing Lpathomab in clinical trials is 2013.

ImmuneY2™ Technology

        We believe we are the only company to have developed functional therapeutic monoclonal antibodies against any bioactive lipid, of which there are estimated to be 1,000 or more. We produced these unique antibodies using our ImmuneY2™ technology, a series of proprietary processes we have developed. We are currently applying the ImmuneY2 process to other bioactive lipids that are validated targets for disease treatment, thereby expanding our potential pipeline of novel monoclonal antibody-based drug candidates.

        We have a strong intellectual-property position in the bioactive-lipid area, with over 50 issued or pending patents in the United States, with comparable intellectual-property coverage in major foreign countries. Most of these patents were developed in-house based on our pioneering research on bioactive lipid signaling. Our research partners to date include the M.D. Anderson Cancer Center, Johns Hopkins University, Harvard Medical School, the University of Florida College of Medicine, San Diego State University, the French National Centre for Scientific Research and the University of Melbourne, Australia.

The Emergence of Lipidomics

        For many years the drug-development industry has been fundamentally protein-centric, and most drugs on the market (and almost all drug candidates in clinical trials) target proteins. The recognition among medical researchers that bioactive lipids play key roles in disease is a relatively recent development. "Although the concept of 'bioactive lipids' has been decades in the making, it has only started to gain traction in the past 20 years, and promises to occupy centre-stage in cell biology research in the twenty-first century." (Nature Reviews, February 2008)

        In an article published in 2006, the British Journal of Cancer described the emergence of lipidomics in drug discovery:

          The focus on proteins was a natural consequence of the science community's evolving understanding of biochemistry, which allowed researchers to identify potential protein targets involved in key metabolic and signaling pathways. Some of the first drugs developed by the rational-drug-design approach to the scientific method came after the discovery of key enzymes, receptors, and ion channels [all proteins] as they emerged in the basic science literature. One can argue that target identification now is driven by the technological developments of proteomics and genomics, both of which reflect the persistent 'protein-centric' view of drug discovery.

          Now, the field of lipidomics (a subset of 'metabolomics') has emerged…and provides new opportunities for drug discovery. As was the case for proteomics and genomics, tools of measurement led the way. For lipidomics, the development of electrospray tandem mass spectrometry and other tools has facilitated our understanding of the cellular lipidome, and we now believe that there are over 1,000 members of the lipidome, opening up an entire array of new potential targets for therapeutic interventions.

          It has been recognized that alterations in lipid metabolism can lead to cancer, cardiovascular disease, diabetes, neurodegenerative disorders, immune function, pain, mental disorders, and inflammation. (British Journal of Cancer, October 2006).

        We believe that we are the leader in developing lipidomic-based therapeutics and humanizing related mAbs. This emerging field of medical science involves two areas of expertise:

  1.
  An understanding of the role of bioactive lipids in their respective signaling systems so that potentially important targets can be identified:    The study of lipidomics is complex, as bioactive lipids have a molecular weight significantly lower than proteins and, unlike proteins, are not water-soluble. As such, many of the measurement and analytical tools that exist in the protein-centric pharmaceutical industry are not effective when dealing with bioactive lipids. Because of our long-standing focus on bioactive lipids as targets for human disease, we are one of the few companies that have developed the expertise and assays to address the unique challenges of lipidomics.

  2.
  The ability to inhibit the identified bioactive-lipid targets:    Bioactive lipids are difficult to inhibit for the same reasons that make them difficult to study—they are extremely small and they are not water-soluble. As such, many companies have tried to generate monoclonal antibodies that inhibit the functional activity of bioactive lipids, only to have failed. We believe we are the only company to have developed functional monoclonal antibodies against bioactive lipids such as S1P or LPA. This capability is based on our proprietary ImmuneY2 technology.

Product Opportunities

        Our key product-development programs are summarized in Table 1:

Table 1. Primary Product-Development Programs

PRODUCT	Description	Indication	Status
iSONEP	mAb against S1P, a validated angiogenic growth factor & contributor to inflammation	AMD RPE Detachment Other retinal diseases	Phase 1b/2a clinical trial of iSONEP in patients with RPE Detachment on clinical hold(1).

 Phase 2a clinical trial in Wet-AMD patients without RPE Detachment on clinical hold(1).

Demonstrated in vivo mechanisms that contribute to progression of diabetic retinopathy and wet AMD.
ASONEP	mAb against S1P, a validated angiogenic factor and validated mediator of lymphocyte trafficking	Cancer—various tumor types Multiple sclerosis ("MS")	Phase 1 completed. Currently manufacturing material for use in Phase 2 trials. Demonstrated in vivo efficacy in validated models of MS.
Lpathomab	mAb against LPA, a tumorigenic and metastatic agent and a validated contributor to neuropathic pain; in addition, the mAb was shown to inhibit fibrosis in a bleomycin model of pulmonary fibrosis	Cancer Neuropathic pain Fibrosis	Clinical candidate selection in process. Phase 1 clinical trial targeted to begin in 2013.

(1)
iSONEP clinical trials are suspended and on clinical hold as a result of the failure of our contract manufacture to comply with cGMP. We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. We plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals. There is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all.

  iSONEP

        iSONEP is the ocular formulation of sonepcizumab, a monoclonal antibody against S1P, a bioactive lipid implicated in the progression of many diseases including various angiogenic-related diseases and inflammatory-oriented indications, multiple sclerosis, and many types of cancer, iSONEP—and ASONEP as well (see below)—acts as a molecular sponge to selectively absorb S1P from blood and from certain tissues.

        iSONEP has demonstrated promising anti-angiogenic results in various eye models of wet AMD, as performed by Dr. Maria Grant (University of Florida) and Dr. Peter Campochiaro (Johns Hopkins University). Moreover, Dr. Peter Campochiaro also demonstrated that iSONEP has strong anti-vascular permeability effects in the eye, as well as promising anti-inflammatory properties. Studies that we performed in-house suggest iSONEP also may have anti-fibrotic effects.

        In 2009, we completed a Phase 1 clinical trial in which iSONEP was evaluated in patients with wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2 mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in some patients in this clinical study, the most common being regression in CNV, which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs that are the current market leaders for the treatment of wet AMD.

        The most significant benefit observed in the Phase 1 trial was a regression in choroidal neovascularization (CNV), which is the underlying cause of the disease that eventually leads to degeneration of the macula, the area of the retina responsible for central vision. Of the seven patients that had a baseline lesion that was considered by experienced ophthalmologists to be "large," four experienced a reduction exceeding 5 mm2 and three experienced a reduction of greater than 75%—all with a single dose of iSONEP. This type of clinical benefit is not typical with other treatments, as the published data (Heier JS et al. Ophthalmology.2006; 113:642e1-642.e4) suggest that, even with repeated Lucentis® dosing, the total physical size of CNV lesion does not show much reduction.

        Another distinctive benefit was the resolution of retinal pigment epithelium detachment ("PED"), a potentially serious condition that is often a part of the pathology of wet AMD. Of two patients that were diagnosed with PED in the Phase 1 trial, both experienced complete or near-complete resolution of the condition—again, with only a single dose of iSONEP.

        A key observation from the Phase 1 trial was that of the five patients that showed the strongest biological effect, all five had a component of occult-type CNV (either pure occult CNV or "minimally classic" CNV). Further, these five patients were the only ones in the Phase I study that were diagnosed with occult disease. In other words, all of the patients with a component of occult CNV exhibited a strong positive biological effect during the 30-45 days following a single injection of iSONEP.

        Due to the small sample size, all biological effects described above can only be characterized as possibly correlative at this time; no causal relationship has yet been established, statistically or otherwise.

        The fact that these biological effects appear to be non-overlapping vis-à-vis those of the predominant market leaders, Lucentis and Avastin®, may be significant. Wet AMD is characterized by the pathologic disruption of the retina, which is caused collectively by (i) new-blood-vessel growth in the choroid layer under the retina, (ii) sub-retinal fibrosis, (iii) general inflammation in the retinal area, and (iv) edema caused by new blood vessels that do not form perfectly and are thereby permeable (or leaky).

        Lucentis and Avastin target the protein VEGF, a validated promoter of permeable and leaky blood vessels, and appear to exert most of their beneficial effect via an anti-permeability action that results in resolution of intra and sub-retinal edema. However, the actual CNV lesion does not typically regress.

        In contrast, iSONEP has been shown in various animal models of disease not only to reduce blood-vessel growth and leakiness, but to significantly mitigate ocular fibrosis (Grant et al, Experimental Eye Research, August 2008) and to substantially reduce inflammation in the eye (Campochiaro et al., Journal of Cellular Physiology, October 2008). As such, iSONEP has the potential to be an effective wet AMD treatment that may offer significant advantages over exclusively anti-VEGF approaches. It may also act synergistically with them as a combination therapy to address the complex processes and multiple steps that ultimately lead to vision loss for wet AMD patients.

        iSONEP's non-overlapping effects relative to anti-VEGF therapeutics was predicted. As Campochiaro et al. state in Journal of Cellular Physiology, "Since S1P may have both independent and overlapping effects with VEGF, it is a particularly appealing target.There may be advantages to combined blockade of VEGF [Lucentis] and blockade of S1P [iSONEP]."

        In September, 2011, we initiated a Phase 1b/2a clinical trial of iSONEP in patients with PED, a persistent complication in patients with the occult form of wet AMD. In October, 2011, we also began a larger Phase 2a clinical trial, to test iSONEP as a treatment for wet-AMD in a broader population of patients, namely, those wet-AMD patients without PED.

        The promising results of the Phase 1 clinical trial together with the preclinical studies suggest the following:

            (i)  iSONEP may have comparative advantages over currently available treatments like Lucentis and Avastin (and soon-to-be-available treatments with similar mechanisms of action like Regeneron's VEGF-Trap©). The loss of visual acuity associated with AMD is caused by a combination of all the factors mentioned above, yet Lucentis, Avastin, and the VEGF-Trap apparently fail to address inflammation and sub-retinal fibrosis. Thus, iSONEP may improve vision on a more-consistent basis across the patient population and may treat the multiple mechanisms that cause exudative-AMD-related vision loss. Such an agent might act as a monotherapy or an adjunct therapy to an anti-VEGF agent.

           (ii)  iSONEP may be able to inhibit the vascular and extravascular components of ischemic retinopathies such as diabetic retinopathy and the dry form of AMD, both of which represent significant unmet medical needs.

          (iii)  iSONEP might be efficacious in treating fibrotic-related disorders of the eye, including proliferative retinopathy, post glaucoma filtration surgery (trabeculectomy or valve implantation), and various anterior-segment diseases.

        In January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials because we learned from the FDA that our fill-and-finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice ("cGMP") requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold. The FDA has not informed us regarding any specific non-compliance issues at Formatech that may have affected our drug product. iSONEP has been well tolerated by all patients in our Phase 1 trial and by all patients treated thus far in our PED and wet-AMD trials.

        We have initiated the process to manufacture the additional drug substance required to complete the PED and wet-AMD trials, and have identified an alternate fill/finish contractor. While we plan to resume dosing in both clinical trials in the third quarter of 2012, subject to any necessary regulatory approvals, there is no assurance that we will be able to resume our clinical trials on our intended timeline, if at all.

        We currently expect to receive the preliminary results from our Phase 1b/2a clinical trial of iSONEP in patients with PED by the end of 2012 and the preliminary results of our Phase 2a clinical trial of iSONEP in wet-AMD patients without PED by the end of 2013. The actual time required to complete our clinical trials will depend on a number of factors outside of our direct control, including those discussed in "Risk Factors—We may have delays in completing our clinical trials and we may not complete them all."

        In December 2010, we entered into the Pfizer Agreement which provides Pfizer Inc. with an exclusive option for a worldwide license to develop and commercialize iSONEP. Under the terms of the agreement, Pfizer provided Lpath with an upfront option payment of $14 million and will share the cost of the planned Phase 1b and Phase 2a trials. Following completion of the two studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP. If Pfizer exercises its option, Lpath will be eligible to receive an option fee as well as development, regulatory and commercial milestone payments. In addition, if iSONEP eventually becomes a commercial product, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP.

  ASONEP

        ASONEP is the systemic formulation of sonepcizumab; as such, it is also a mAb against the bioactive lipid S1P which has been implicated in the progression of various types of cancer and other angiogenic-related and inflammatory-oriented indications. It is well documented in scientific literature that S1P is a key protector of cancer cells when tumors are stressed by radiation or chemotherapy. Many studies have been conducted that demonstrate a strong link between S1P and several prevalent tumor types, including renal cell carcinoma (kidney cancer), leukemia, prostate cancer, neuroblastoma, (a brain tumor), lung cancer, pancreatic cancer, and melanoma (skin cancer).

        ASONEP has demonstrated efficacy in preclinical models of several types of human cancers. In addition, the safety profile of ASONEP was extremely favorable throughout a Phase 1 clinical trial as well as in a wide variety of preclinical studies at multiples of anticipated human exposure

        We believe ASONEP may be effective in reducing the four major processes of cancer progression: tumor proliferation, tumor metastasis, tumor-associated angiogenesis, and protection from cell death. The other mAbs on the market or in clinical trials of which we are aware generally inhibit only one or two tumor-promoting effects in a broad range of cancers. As such, we believe that ASONEP may have a comparative advantage over other therapeutic antibody approaches for cancer.

        Other potential advantages of ASONEP, which are generally related to our unique approach of targeting bioactive lipids (whereas most therapeutic mAbs on the market and in clinical trials are directed against protein targets), include the following:

  a)
  ASONEP's preclinical data may be more predictive of success in the clinic than typical protein-targeted drug candidates.    Unlike protein targets, S1P has a single molecular structure that is conserved among species (i.e., S1P in a mouse is the same as in monkeys and humans), which is not the case for protein targets. This possibly provides for a greater translation (i.e., higher predictive value) between animal efficacy studies and possible human clinical significance.

  b)
  Cancer cells (and other pathogenic cell types) may not as easily "escape therapy" by mutating around the therapy.    When the target is a protein, cancerous cells can "escape therapy" by mutating around the therapy; they do this either (i) through a form of natural selection, by "selecting" the isoform of the protein that the drug has least efficacy against, or (ii) by making a new version of the protein that the drug is less effective against (and cancer cells have already proven to be highly likely to mutate). S1P, on the other hand, has no isoforms (or splice variants) so the natural selection process described above cannot occur. In addition, the second approach described above is highly unlikely to occur because cells are programmed to produce proteins and not lipids.

  c)
  Antibodies that bind to lipids may be able to attain certain efficiencies and potencies that protein-targeted antibodies cannot attain.    A typical antibody usually binds and inhibits one (in some cases, two) protein targets. Lipids are so small, by contrast, that each antibody can bind and inhibit two or more such lipid molecules, providing certain efficacies and potencies that typical antibodies cannot attain.

  d)
  ASONEP has greater binding affinity than other antibodies.    The affinity of ASONEP (i.e., the "strength" of binding to its target, S1P) is higher than antibody therapeutics that are currently used in the clinic as molecular sponges.

        ASONEP has demonstrated favorable results in disease models for clinical indications other than cancer. In a recent preclinical study conducted at Harvard Medical School using ASONEP in an Experimental Autoimmune Encephalomyelitis (EAE) model of Multiple Sclerosis, ASONEP performed favorably compared against FTY720, a Novartis compound that was recently approved by the FDA as a treatment for Multiple Sclerosis. We are exploring further studies of ASONEP as a possible treatment for Multiple Sclerosis to fully assess its potential for this indication.

        In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was tested in patients having cancer. The trial met its primary endpoint of identifying safe dose levels for investigation in the Phase 2 setting. ASONEP was well tolerated at all dose-levels, ranging from 1 mg/kg to 24 mg/kg. In the dose-escalation phase of the study, three evaluable patients were treated per dose level, with each one receiving four intravenous treatments during the initial evaluation period (generally on days 1, 15, 22, and 29). Patients could continue ASONEP treatment after this initial evaluation period as long as the patient's disease did not progress. The study also included an extension phase, where six additional patients were dosed at the highest dose (24 mg/kg) using the same dosing guidelines described above.

        More than half the patients that completed the initial four-treatment evaluation period showed stable disease. Durable stable disease was observed in several patients. The test results offer considerable flexibility with dose level in future studies because ASONEP was equally well tolerated across all doses that were tested, other than minor infusion-related reactions observed at the highest dose of 24 mg/kg. Based on ASONEP's safety profile together with the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP in Phase 2 clinical trials is warranted. We are now working to complete various tasks required to move ASONEP into Phase 2 clinical testing, and are collaborating with Harvard Medical School and other collaborators on plans to conduct one or more Phase 2a clinical trials.

        In October 2008, we entered into a License Agreement (the "Merck Agreement") with Merck KgaA, ("Merck") pursuant to which Merck agreed to collaborate with us to develop and commercialize ASONEP. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath's Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010. Upon termination Merck relinquished all rights to the ASONEP program. We received a total of $17.7 million from Merck under the terms of the Merck Agreement.

        As part of the December 2010 Pfizer Agreement, Lpath has granted to Pfizer a time-limited right of first refusal for ASONEP.

  Lpathomab

        Our drug discovery team, using our proprietary ImmuneY2 technology, was the first, we believe, to generate functional mAbs against lysophosphatidic acid ("LPA"). LPA has long been recognized in the literature as a key factor in a variety of diseases. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain, and plays a key role in pulmonary fibrosis. Because of its potentially significant role in a number of diseases, including pain, fibrosis, and cancer, other companies have tried, unsuccessfully, to create an antibody against LPA.

        We have three lead humanized mAbs that inhibit LPA. We have humanized and optimized both of these drug candidates and are in the process of testing them head-to-head to determine which of the two will move ahead into Investigational New Drug ("IND") -enabling activities. Following selection of the strongest anti-LPA drug candidate, we plan to proceed with the activities required to file an IND with the U.S. Food and Drug Administration. The target date to begin testing Lpathomab in human clinical trials is in 2012.

Business Strategy

        With our long-standing focus on bioactive lipids as targets for human disease, we have developed an expertise involving various tools and technologies that positions us as a leader in the emerging category of lipidomic-based therapeutics. We intend to leverage this expertise by using our proprietary ImmuneY2 drug-discovery engine to add novel bioactive-lipid-oriented product candidates to our therapeutic pipeline. In addition, we will consider licensing in technologies and compounds that further leverage our unique expertise and related intellectual property.

Manufacturing, Development, and Commercialization Strategy

        We have outsourced current Good Laboratory Practices ("cGLP") preclinical development activities (e.g., toxicology) and cGMP manufacturing and clinical development activities to contract research organizations ("CROs") and contract manufacturing organizations ("CMOs"). CROs and CMOs are third-parties that specialize in executing processes relating to project-oriented research activities on behalf of their clients and are commonly engaged in the industry. Manufacturing is only outsourced to organizations with approved facilities and manufacturing practices. Marketing, sales, and distribution will likely be through strategic partners that license the right to market, sell, and distribute our compounds in exchange for some combination of up-front payments, royalty payments, and milestone payments. Our research and development expenses were $7.8 million and $6.6 million in fiscal years 2010 and 2009, respectively. In January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials. We took this action because we learned from the FDA that our fill/finish contractor, Formatech, Inc., was not in compliance with FDA's current Good Manufacturing Practice (cGMP) requirements during the period that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold.

        In 2006, we entered into a contract manufacturing agreement with Laureate Pharma, Inc. ("Laureate") for the production of ASONEP and iSONEP. Pursuant to the terms of the agreement, Laureate has performed cell-line development, cell-line optimization, and upstream and downstream process development, followed by cGMP manufacture of ASONEP and iSONEP for use in clinical trials. The agreement was amended to extend the termination to December 31, 2012. We may terminate the agreement at any time in our discretion by giving Laureate 90 days prior written notice. There is no assurance that we will be able to renew our agreement with Laureate on acceptable terms, or at all. Laureate is our single manufacturer for ASONEP and iSONEP and may not be replaced without significant effort and delay in production. Additionally, we have contracted with Laureate to manufacture additional iSONEP for our intended resumption of our Phase 1b/2A and Phase 2a clinical trials of iSONEP, while we attempt to source a new fill/finish contractor. A supply interruption or an increase in demand beyond our current manufacturer's capabilities could harm our ability to manufacturer such products until new manufacturers are identified and qualified, which would have a significant adverse effect on our business and results.

Market and Competitive Considerations

The Wet-AMD Market

        AMD is the leading cause of severe vision loss and blindness among older Americans and currently affects as many as 15 million people in the United States. Although wet AMD affects only approximately 10% of patients with AMD, it is responsible for approximately 80% of the cases among patients with severe vision loss. Some estimates show that nearly one-third of all Americans 75 years of age or older have at least some form of AMD. The World Health Organization (WHO) has estimated that the number of people over age 60 will double over the next 16 years.

        According to a study published in 2008 by the National Eye Institute ("NEI") in partnership with Prevent Blindness, more than 2 million Americans age 50 and older have wet AMD. Other NEI data estimate that due to the rapid aging of the U.S. population, this number will increase to almost 3 million by 2020.

        The current market leaders for the treatment of wet AMD are the VEGF inhibitors, Lucentis® and (off-label) Avastin®. Annual revenue (worldwide) for Lucentis in 2010 was $2.9 billion, despite significant cannibalization by the off-label use of Avastin (estimated to be 50% to 60%). This off-label use is motivated by the fact that there is a significant cost differential between the two drugs, while the therapeutic index between the two is virtually indistinguishable, as recently shown in the NEI-sponsored CATT trial published in the New England Journal of Medicine in May 2011. It is estimated that more than 90% of wet AMD patients are currently being treated with either Lucentis or Avastin.

        In November 2011, the FDA approved Eylea® as a treatment for wet-AMD. Like Lucentis and Avastin, Eylea acts through the VEGF pathway, but it is expected that Eylea will have an advantage for patients because they will require less frequent eye injections and fewer doctor visits. As a result market analysts anticipate that Eylea will be a strong competitor to Lucentis and Avastin.

The mAb Antibody Market and Cancer

        Cancer is the second leading cause of death in the U.S. Recently, the overall health burden of cancer was estimated to be in excess of $190 billion. This great personal and societal burden has resulted in cancer becoming a major focus of R&D programs for both the U.S. government and pharmaceutical companies. These programs reflect an unprecedented effort to discover, develop, and market cancer therapeutics, a market that is expected to grow at a rate of 8% annually and to reach $85 billion by the year 2012.

        Unfortunately, the considerable R&D effort devoted to cancer has not significantly mitigated the incidence of the disease, nor has it significantly increased the survival rate or reduced the duration of treatment for many cancer patients. According to Cancer Statistics 2009, published by the American Cancer Society, there are still approximately 1.5 million new cases of cancer diagnosed annually, resulting in over 500,000 deaths per year in the United States alone. Thus, even though a significant effort has been put forth to discover new therapeutics for cancer, effective therapeutic agents to combat many forms of the disease remain elusive. Further, traditional therapeutic agents are commonly plagued with severe side effects. Therefore, many groups have recently begun to look for new approaches to fighting the war against cancer. Among these new "innovative therapies" are gene therapy and therapeutic proteins such as mAbs, now including those against bioactive lipids.

        The first mAb used clinically for the treatment of cancer was Rituxan (rituximab), which was launched in 1997. Since then, the sales level of this antibody has reached more than $6 billion per year. In addition, Roche's newer mAb, Avastin, has also achieved annual sales in excess of $6 billion. These sales levels demonstrate the great potential of an effective mAb against cancer. Since the launch of Rituxan, more than 20 other mAbs have since been approved for marketing, including seven that are approved for cancer. The specificity of antibodies when compared with small molecule therapeutics has provided antibody therapeutics with a major advantage in terms of maximizing efficacy and reducing toxicity. There are currently more than 300 therapeutic antibody drug candidates in clinical studies worldwide. In the face of this substantial competition, we are uniquely poised to use the advantages of antibody therapeutics against an entirely new class of promising targets—bioactive lipids.

Competition

        The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and expected to be increasingly so in the future. Other larger and better funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same signaling pathways, or patient or subject population. Therefore, our lead products, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then our sales could be lower than that of competing products, if we are able to generate sales at all.

Collaborative Arrangements

Pfizer Inc.

        In December 2010, we entered into an agreement providing Pfizer Inc. with an exclusive option for a worldwide license to develop and commercialize iSONEP™, Lpath's lead monoclonal antibody product candidate, which is being evaluated for the treatment of wet age-related macular degeneration (wet AMD) and other ocular disorders. iSONEP is currently being tested in a Phase 1b/2a clinical trial in wet AMD patients with PED, a complication of wet AMD. We are also currently conducting a Phase 2a clinical trial of iSONEP in a broader population of wet AMD patients.

        Under the terms of the agreement, Pfizer provided Lpath with an upfront option payment of $14 million and will share the cost of the planned Phase 1b and Phase 2a trials. Following completion of the two studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP for an undisclosed option fee and, if Pfizer exercises its option, Lpath will be eligible to receive development, regulatory and commercial milestone payments that could total up to $497.5 million; in addition, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP. As part of the agreement, Lpath has granted to Pfizer a time-limited right of first refusal for ASONEP™, Lpath's product candidate that is being evaluated for the treatment of cancer.

Merck KGaA

        As stated above, we entered into the Merck Agreement with Merck, pursuant to which Merck agreed to collaborate with us to develop and commercialize ASONEP. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. Under the terms of the Merck Agreement, Merck paid us a total of $17.7 million. These amounts included an up front license fee, milestone payments, and ongoing research and development support.

        In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath's Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. Pursuant to the terms of the Merck Agreement, the termination was effective on April 24, 2010, and upon termination Merck relinquished all rights to the ASONEP program.

In-licensed Technology

Lonza Biologics PLC

        In 2006, we entered into two licensing arrangements with Lonza Biologics PLC ("Lonza"). In the first agreement known as the "Research Evaluation Agreement", Lonza granted us a non-exclusive license to use cell-line development technology owned by Lonza for research purposes. The term of this agreement is one year, and requires an annual license fee of £35,000 (approximately $54,000 based on current exchange rates). The license may be extended at our discretion for additional one-year periods. The Research Evaluation Agreement does not permit the use of the underlying technology for the manufacture of products to be used in in vivo clinical studies or for commercial sale.

        Under the terms of the second license from Lonza, identified as the "License Agreement," Lonza granted us a non-exclusive license with rights to use, and to authorize sublicenses to use, Lonza's cell-line technology for the production of drug material to be used in human clinical trials, as well as for commercial sale. Pursuant to the terms of the License Agreement, we are obligated to pay Lonza various annual license fees and royalties depending on whether the drug material produced using the technology is manufactured by Lonza, by us or our affiliates, or by a contract manufacturer. Unless terminated earlier, the License Agreement will continue in effect until the expiration of the patents related to the underlying technology. We may terminate the agreement at any time in our discretion by giving Lonza 60 days' written notice of termination. Either party may terminate the agreement upon a material breach by the other party, subject to certain cure periods.

AERES Biomedical Limited

        In 2005, we entered into a collaboration agreement with AERES Biomedical Limited ("AERES") to humanize our sonepcizumab monoclonal antibody. Humanization under this agreement with AERES involves utilizing proprietary processes owned by AERES for the purpose of modifying sonepcizumab antibodies originally generated in mice for potential human acceptance in a clinical trial. The expenses incurred under this contract totaled approximately $834,000. The work performed by AERES was successfully completed in 2006. We could owe certain contingent amounts when and if ASONEP or iSONEP passes through the various levels of the FDA drug-candidate-review and approval processes. We could owe certain contingent amounts when and if ASONEP or iSONEP passes through the various levels of the FDA drug-candidate-review and approval processes. AERES will be entitled to a low single-digit royalty on any revenues generated by the ultimate commercialization of ASONEP or iSONEP.

Patents and Proprietary Rights

        Our success will depend, in part, on our ability to obtain patent protection for our products in the United States and other countries. We have created a broad intellectual-property position in the bioactive lipid arena. Our patent portfolio now includes more than 50 issued or pending patents in the United States, with corresponding applications in major foreign countries. These patents primarily concern the use of reagents and methods designed to interfere with the actions of bioactive lipids involved in human disease. Lpath's intellectual-property portfolio includes compositions of matter that specifically bind to sphingolipids and sphingolipid metabolites. These agents, including antibodies, could be used in the diagnosis and treatment of various diseases and disorders, including cardiovascular and cerebrovascular disease, cancer, inflammation, autoimmune disorders, ocular disease, and angiogenesis. We have also obtained issued claims on sphingolipid targets (e.g., receptors and signaling sphingolipids) and methods for using such targets in drug-discovery screening efforts. We believe that our patent portfolio provides broad, commercially significant coverage of antibodies, receptors, enzymes, or other moieties that bind to a lysolipid (or a sphingolipid metabolite) for diagnostic, therapeutic, or screening purposes.

Government Regulation

        The FDA and comparable regulatory agencies in foreign countries, as well as drug regulators in state and local jurisdictions, impose substantial requirements upon the clinical development, manufacturing, and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the human testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our product candidates (and any other products we may develop, acquire, or in-license).

        The process required by the FDA under the drug provisions of the United States Food, Drug, and Cosmetic Act before our initial products may be marketed in the U.S. generally involves the following:

  •
  Preclinical laboratory and animal tests;

  •
  Submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials may begin;

  •
  Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

  •
  Submission to the FDA of an New Drug Application ("NDA"); and

  •
  FDA review and approval, or otherwise, of an NDA.

        The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on an expeditious basis, if at all. Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. Certain preclinical tests must be conducted in compliance with cGLP regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

        We are required to submit the results of our preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an independent Institutional Review Board ("IRB") at each medical center proposing to conduct the clinical trials must review and approve any clinical study. Each IRB also continues to monitor the study and must be kept aware of the study's progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

        Human clinical trials are typically conducted in three sequential phases that may overlap:

  •
  Phase 1:    The drug is initially introduced into human subjects or patients and tested for safety, dosage tolerance, absorption, distribution, metabolism, and excretion ("ADME").

  •
  Phase 2:    The drug is studied in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  •
  Phase 3:    When Phase 2 evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

        We cannot be certain that we will successfully initiate or complete Phase 1, Phase 2, or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or an IRB may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        Concurrent with clinical trials and pre-clinical studies, we also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product, and we must develop methods for testing the quality, purity, and potency of the final products. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

        The results of product development, pre-clinical studies, and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA reviews each NDA submitted and may request additional information, rather than accepting the NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the FDA accepts the NDA for filing, the agency begins an in-depth review of the NDA. The FDA has substantial discretion in the approval process and may disagree with our interpretation of the data submitted in the NDA.

        The review process may be significantly extended by FDA requests for additional information or clarification regarding information already provided. Also, as part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Manufacturing establishments often also are subject to inspections prior to NDA approval to assure compliance with cGMPs and with manufacturing commitments made in the relevant marketing application.

        Under the Prescription Drug User Fee Act ("PDUFA"), submission of an NDA with clinical data requires payment of a fee to the FDA, which is adjusted annually. For fiscal year 2011, that fee is $1,542,000. In return, the FDA assigns a goal of ten months for standard NDA reviews from acceptance of the application to the time the agency issues its "complete response," in which the FDA may approve the NDA, deny the NDA if the applicable regulatory criteria are not satisfied, or require additional clinical data. Even if the requested data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If the FDA approves the NDA, the product becomes available for physicians to prescribe. Even if the FDA approves the NDA, the agency may decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. The FDA may also require post-marketing studies, also known as Phase 4 studies, as a condition of approval to develop additional information regarding the safety of a product. In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to establish and require changes in labeling and to prevent further marketing of a product based on the results of these post-marketing programs.

        Satisfaction of the above FDA requirements or requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the pharmaceutical product or medical device. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for our lead products (or any other products we may develop, acquire, or in-license) on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business.

        Any products manufactured or distributed by us pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with the FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon our third-party manufacturers. Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, suspension of production or injunctions, seizures, or civil or criminal sanctions. We cannot be certain that our present or future subcontractors will be able to comply with these regulations and other FDA regulatory requirements.

        The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

        Our product candidates are also subject to a variety of state laws and regulations in those states or localities where our lead products (and any other products we may develop, acquire, or in-license) are manufactured or marketed. Any applicable state or local regulations may hinder our ability to market our lead products (and any other products we may develop, acquire, or in-license) in those states or localities. In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval.

        The FDA's policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Other Regulatory Requirements

        The U.S. Federal Trade Commission and the Office of the Inspector General of the U.S. Department of Health and Human Services ("HHS") also regulate certain pharmaceutical marketing practices. Also, reimbursement practices and HHS coverage of medicine or medical services are important to the success of procurement and utilization of our product candidates, if they are ever approved for commercial marketing.

        We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, relationships with treating physicians, data protection, the export of products to certain countries, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations now or in the future. We cannot assure you that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

Employees

        As of November 28, 2011, we employed 22 individuals, of whom 11 held advanced degrees. A significant number of our management and professional employees have had prior experience with pharmaceutical, biotechnology, or medical product companies. Collective bargaining agreements do not cover any of our employees, and we consider relations with our employees to be good.

Description of Property

        Our administrative offices and research facilities are located in San Diego, California, and we consider them to be in good condition and adequately utilized. The Lease term runs through November 2016. The Company has one five-year renewal option under the Lease. Approximately 200 square feet of the facility is subleased to a company that is co-owned by two of our largest stockholders. The terms of this sublease, in general, are identical to the terms of our direct lease. If we do not renew our existing lease, we believe that alternative space will be available to us at commercially reasonable terms.

Legal Proceedings

        We are not currently a party in any legal proceedings.

DIRECTORS AND EXECUTIVE OFFICERS

        The following sets forth certain information regarding our directors and executive officers as of December 31, 2011 (biographical descriptions below that reference dates prior to November 30, 2005 relate to such officer's role in Lpath Therapeutics, Inc., our wholly-owned subsidiary):

Name	Age	Position
Scott R. Pancoast	53	President, Chief Executive Office, and Director
Roger A. Sabbadini, Ph.D.	64	Vice President, Chief Scientific Officer
Gary J.G. Atkinson	59	Vice President, Chief Financial Officer
Jeffrey A. Ferrell(1)(2)	37	Director
Charles A. Mathews(1)(2)	73	Director
Daniel H. Petree(1)(2)	56	Chairman of the Board
Donald R. Swortwood(1)	70	Director

(1)
Member of the Compensation Committee

(2)
Member of the Audit Committee

Scott R. Pancoast
Chief Executive Officer, President, and Director

        Mr. Pancoast has served as the President and Chief Executive Officer of Lpath since March 2005 and as a Director of Lpath since 1998. Prior to joining Lpath, from 1994 to 2005, Mr. Pancoast was the Executive Vice President of Western States Investment Corporation (WSIC), a private San Diego venture capital fund. He has served as the CEO or interim CEO for six start-up companies, and has been a member of the boards of directors for over 15 companies, including two public companies. Mr. Pancoast previously served on the board of directors of iVOW, Inc., a publicly-traded company. From 1986 to 1994 Mr. Pancoast was with National Sanitary Supply Company, where he was a member of the Board of Directors and served in various management positions including Senior Vice President—Operations and Chief Financial Officer. He is a graduate of the Harvard Business School and the University of Virginia. Mr. Pancoast's qualifications to sit on our Board include his experience as our President and Chief Executive Officer, his experience as venture capitalist and business leader, and his current and past service as a board member for public and private companies.

Roger A. Sabbadini, Ph.D.
Scientific Founder, Vice President, and Chief Scientific Officer

        Dr. Sabbadini founded Lpath Therapeutics, Inc. in 1997 and has served as the Chief Scientific Officer since its inception. Dr. Sabbadini is professor emeritus of Biology at San Diego State University (SDSU), and is the founder of three biotechnology companies incubated out of San Diego State University. Dr. Sabbadini's lab is focused on developing novel therapeutics for the treatment of sphingolipid-related diseases. Dr. Sabbadini is a Charter Member of the SDSU Molecular Biology Institute and a Charter Member of the SDSU Heart Institute. He holds a Ph.D. from the University of California, Davis.

Gary J. G. Atkinson
Vice President, Chief Financial Officer, and Secretary

        Mr. Atkinson joined Lpath as Vice President, Chief Financial Officer in 2005. He has more than 20 years of financial management experience. Prior to joining Lpath, Mr. Atkinson served, from 2001 to 2005 as Senior Vice President and Chief Financial Officer at Quorex Pharmaceuticals, Inc., a drug discovery company. From 1995 to 2000, Mr. Atkinson served as Vice President of Finance at Isis

Pharmaceuticals, a publicly held pharmaceutical research and development company. He began his career with Ernst & Young, and holds a B.S. from Brigham Young University.

Jeffrey A. Ferrell
Director

        Mr. Ferrell has served as a director of Lpath since April 2007. Mr. Ferrell has served as the Managing Member of Athyrium Capital Management, LLC, life sciences focused investment and advisory company with offices in New York City, since 2008. From 2001 to 2008, Mr. Ferrell served in a number of capacities at Lehman Brothers. He oversaw public and private life sciences investments for Global Trading Strategies, a principal investment group within Lehman, as a Senior Vice President from 2005 to 2008. Prior to that he was a Vice President in Lehman Brothers' Private Equity division. Prior to joining Lehman in 2001, he was a principal at Schroder Ventures Life Sciences in Boston. Mr. Ferrell holds an A.B. in Biochemical Sciences from Harvard University. Mr. Ferrell's qualifications to sit on our Board include his experience in providing fund raising and advisory services to life sciences companies, his knowledge of the life sciences industry and his knowledge of the capital markets.

Charles A. Mathews
Director

        Mr. Mathews has served as a director of Lpath since March 2006. Mr. Mathews is an active private investor and serves as an independent director on the boards of a number of public and private companies. From March 2005 to November 2006, Mr. Mathews was Chairman of Avanir Pharmaceuticals (AVNR), a drug development and marketing company and from May to September 2005 he acted as its Chief Executive Officer. Mr. Mathews is a past president of the San Diego Tech Coast Angels, part of an affiliation of over 200 accredited "angel" investors active in the life science and technology industries. From April 2002 until January 2004, Mr. Mathews served as the President and Chief Executive Officer of DermTech International, a privately held contract research organization focused on dermal and transdermal drugs. From 1996 to April 2002, Mr. Mathews was an independent management consultant, providing CEO-level consulting services to various public and private companies. He continues to serve as a director for Avanir Pharmaceuticals Inc. and several privately held companies. Mr. Mathews' qualifications to sit on our Board include his leadership experience as an executive in the life sciences industry, his expertise in operations and corporate governance, and his service on other public and private company boards and board committees.

Daniel H. Petree
Chairman of the Board of Directors

        Mr. Petree has served as a director of Lpath since November 2008, and was appointed as Chairman of the Board in September 2010. Mr. Petree has over 20 years of experience in the biotechnology industry, serving in a variety of roles including investment banker, senior operating manager and corporate and securities lawyer. Mr. Petree is a member and co-founder of P2 Partners, LLC, which provides transaction advisory services to small and medium-sized science companies. Mr. Petree served as a director of Cypress Biosciences, Inc., a company that provides products for the treatment of patients with Functional Somatic Syndromes and other central nervous system disorders from 2004 to 2011. Before co-founding P2 Partners in 2000, Mr. Petree was President and Chief Operating Officer of Axys Pharmaceuticals, a structure-based drug design company in South San Francisco. Mr. Petree's qualifications to sit on our Board include his experience as an executive and an investment banker in the biotechnology industry, his experience with structuring and negotiating pharmaceutical partnering arrangements, and his service on other public company boards and board committees.

Donald R. Swortwood
Director

        Mr. Swortwood participated in the original funding of Lpath, and has served as a director of Lpath since July 2006. He has served as Chairman and Chief Executive Officer of Western States Investment Corporation since the founding of its predecessor in 1975, and has been an active investor and venture capitalist for over thirty-five years. His investing career began in basic industrial areas, such as industrial salt and transportation, and has evolved into technology and science related fields, ranging from a business that developed novel technologies for the detection and treatment of gastro-esophageal reflux disease, which was sold to Medtronic; to a leader in storage area network management software solutions, which was sold to EMC; to a business that developed the first "ear thermometer," which was sold to Wyeth. Currently, the Western States portfolio of holdings includes a number of biotech and life science companies. Mr. Swortwood is a graduate of Stanford University. Mr. Swortwood's qualifications to sit on our Board include his experience as a business leader and venture capitalist and his experience in advising emerging growth life science and technology companies.

  Family Relationships

        There are no family relationships between any of our officers and directors.

EXECUTIVE COMPENSATION

        The following table summarizes the compensation that we paid to our Chief Executive Officer and each of our two other most highly compensated executive officers (collectively, the "Named Executives") during the years ended December 31, 2011 and 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus	Option and RSU Awards		All Other Compensation		Total
Scott R. Pancoast	2011	$405,192	(1)	$141,000	$176,032	(4)	$9,800	(5)	$732,025
Chief Executive Officer and President	2010	$385,000	(1)	$48,200	$311,276	(4)	$9,800	(5)	$754,276
Roger A. Sabbadini, Ph.D.	2011	$238,750	(2)	$40,000	$56,157	(4)	$—		$334,907
Vice President, Chief Scientific Officer	2010	$220,000	(2)	$13,800	$51,217	(4)	$—		$285,017
Gary J.G. Atkinson	2011	$281,346	(3)	$58,500	$52,314	(4)	$9,800	(5)	$401,960
Vice President, Chief Financial Officer	2010	$266,000	(3)	$20,000	$78,879	(4)	$9,800	(5)	$374,679

(1)
Scott Pancoast, our CEO and President, was paid a base salary of $410,000 per annum, effective as of March 1, 2011. Mr. Pancoast serves as a member of the board of directors of four WSIC portfolio companies. Mr. Pancoast may be granted annual bonuses and stock options at the discretion of the Board, upon review and recommendation by the Compensation Committee.

(2)
Roger A. Sabbadini, Ph.D., our Chief Scientific Officer, is paid $245,000 per year, effective March 1, 2011, pursuant to his consulting agreement. Dr. Sabbadini may be granted annual bonuses and stock options at the discretion of the Board, upon review and recommendation by the Compensation Committee.

(3)
Gary Atkinson, our Vice President and Chief Financial Officer, was paid a base salary of $285,000 per annum, effective as of March 1, 2011. Mr. Atkinson devotes his full time duties to the company, except that a portion of his time may, from time to time, be devoted to matters relating to WSIC (in which case, the company will be reimbursed by WSIC). Mr. Atkinson may be granted annual bonuses and stock options at the discretion of the Board, upon review and recommendation by the Compensation Committee.

(4)
Option and Restricted Stock Units ("RSU") award compensation represents the aggregate annual stock compensation expense of the officer's outstanding stock option grants and RSUs. Compensation for employees is measured at the grant date based on the fair value of the award and is recognized as compensation expense over the service period, which generally represents the vesting period. Stock-based compensation expense for consultants is measured at the latter of the vesting date or the balance sheet date. Material terms of option awards for each of the named executive officers are set forth in the following table entitled "Outstanding Equity Awards at Fiscal Year-End 2011".

(5)
Amounts represent company matching 401(k) contributions.

        The following table details unexercised stock options and RSUs for each of our Named Executives as of December 31, 2011.

	OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	OPTION AWARDS
						STOCK AWARDS
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)
								Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested ($)(5)
						Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
				Option Exercise Price ($)	Option Expiration Date(1)
Name	Exercisable	Unexercisable
Scott R. Pancoast	200,000	—	(2)	$0.80	11/30/2015	311,825	$371,072	—	$—
	248,840	—	(2)	$0.22	5/16/2015
	600,000	—	(3)	$0.08	3/29/2015
	75,000	—		$0.05	8/25/2014
Roger A. Sabbadini	120,000	—		$0.80	11/30/2015	110,250	$131,198	—	$—
	121,810	—		$0.22	5/16/2015
	54,200	—		$0.08	3/29/2015
Gary J.G. Atkinson	75,000	—	(2)	$0.80	11/30/2015	106,500	$126,735	—	$—
	225,000	—	(2)	$0.64	10/28/2015

(1)
For each option shown, the expiration date is the 10th anniversary of the date the option was granted.

(2)
One quarter of the shares vest one year from the date of grant, the remaining shares vest monthly over the following three years.

(3)
Shares vest monthly over four years.

(4)
RSUs vest over a four-year period.

(5)
Performance RSUs vest upon the achievement of specific performance objectives.

Narrative to Summary Compensation Table and Outstanding Equity AwardsTable

        The Compensation Committee granted merit-based non-statutory stock options and statutory stock options to the executive officers and other employees in previous years. Since November 2007, the Compensation Committee has granted only RSUs to the executive officers and our other employees.

        Grants of stock options and RSUs are made pursuant to our Amended and Restated 2005 Equity Incentive Plan ("the Plan"). There are 10,390,000 shares of Class A common stock authorized for grant under the Plan. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of the Company's Class A common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the Company's Class A common stock, restricted stock, and RSUs. All stock options granted to date have a ten-year life and vest over zero to five years. RSUs granted have a five-year life and vest over zero to four years or, in certain cases, upon the achievement of specified clinical trial milestones.

        On March 27, 2006, following the approval by the Compensation Committee and Board of Directors, the Company entered into an employment agreement with Scott R. Pancoast, President and Chief Executive Officer. Under the terms of his employment agreement, Mr. Pancoast originally received a minimum annual salary of $330,000. Effective November 10, 2008, Mr. Pancoast's base salary under the employment agreement was increased to $367,500. Effective March 1, 2009, his base salary was increased to $385,000. Effective March 1, 2011, his base salary was increased to $410,000. Mr. Pancoast may be granted bonuses and equity compensation at the discretion of the Board, upon review and recommendation by the Compensation Committee. In February 2010, the Board approved a bonus in the amount of $48,200 for Mr. Pancoast. In March 2011, Mr. Pancoast received a bonus of $141,000. Mr. Pancoast has RSUs for 1,043,388 shares of Lpath Class A common stock. Outstanding unvested RSUs vest over a four-year service period. If Mr. Pancoast's employment is terminated by the Company without cause, he is entitled to receive his base salary and benefits for a period of 12 months following such termination, and the portion of his stock options and RSUs that would have vested during the 18 months following the termination will immediately vest. If Mr. Pancoast's employment is terminated in connection with a change of control of the Company, then Mr. Pancoast will be paid his base salary and benefits for a period of 18 months following such termination, and the portion of his stock options and RSUs that would have vested during the 24 months following the termination will immediately vest.

        On March 27, 2006, following the approval by the Compensation Committee and Board of Directors, the Company entered into an employment agreement with Gary Atkinson, Vice President and Chief Financial Officer. Under the terms of his employment agreement, Mr. Atkinson originally received a minimum annual salary of $210,000. Effective November 1, 2008, Mr. Atkinson's base salary under the employment agreement was increased to $260,000. Effective March 1, 2009, Mr. Atkinson's base salary was increased to $266,000. Effective March 1, 2011, Mr. Atkinson's base salary was increased to $285,000. Mr. Atkinson may be granted bonuses and equity compensation at the discretion of the Board, upon review and recommendation by the Compensation Committee. In February 2010, the Board approved a bonus in the amount of $20,000 for Mr. Atkinson. In March 2011, Mr. Atkinson received a bonus of $58,500. Mr. Atkinson has RSUs for 292,000 shares of Lpath Class A common stock. Outstanding unvested RSUs vest over a four-year service period. If Mr. Atkinson's employment is terminated by the Company without cause, he is entitled to receive his base salary and benefits for a period of 7 months following such termination. If Mr. Atkinson's employment is terminated in connection with a change of control of the Company, then Mr. Atkinson will be paid his base salary and benefits for a period of 12 months following such termination, and the portion of his stock options and RSUs that would have vested during the 24 months following the termination will immediately vest.

        On March 27, 2006, following the approval by the Compensation Committee and Board of Directors, the Company entered into an employment agreement with Roger A. Sabbadini, Vice President and Chief Scientific Officer. Under the terms of his employment agreement, Dr. Sabbadini originally received a minimum annual salary of $200,000. Effective November 1, 2008, Dr. Sabbadini's base salary under the employment agreement was increased to $220,000. Effective March 1, 2011, Dr. Sabbadini base salary was increased to $245,000. Dr. Sabbadini may be granted bonuses and equity compensation at the discretion of the Board, upon review and recommendation by the Compensation Committee. In February 2010, the Board approved a bonus in the amount of $13,800 for Dr. Sabbadini. In March 2011, Dr. Sabbadini received a bonus of $40,000. Dr. Sabbadini has RSUs for 376,188 shares of Lpath Class A common stock. Outstanding unvested RSUs vest over a four-year service period. If Dr. Sabbadini's employment is terminated by the Company without cause, he is entitled to receive his base salary and benefits for a period of 7 months following such termination. If Dr. Sabbadini's employment is terminated in connection with a change of control of the Company, then Dr. Sabbadini will be paid his base salary and benefits for a period of 12 months following such termination, and the portion of his stock options and RSUs that would have vested during the 24 months following the termination will immediately vest.

        We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we contribute to each participant a matching contribution up to a maximum of 4% of the participant's compensation, subject to statutory limitations. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Compensation of Directors

        During 2011, the terms of the compensation arrangements for our non-management directors were as follows:

  •
  Non-management directors received an annual retainer of $30,000, which was paid in equal quarterly payments. The Chairman of the Board received an annual retainer of $40,000, which was paid in equal quarterly payments.

  •
  Members of the Audit Committee received an annual retainer of $7,000, which was paid in quarterly installments. The Chair of the Audit Committee received an annual retainer of $16,000, which was paid in quarterly installments.

  •
  Members of the Compensation Committee received an annual retainer of $4,000, which was paid in quarterly installments. The Chair of the Compensation Committee received an annual retainer of $9,000, which was paid in quarterly installments.

  •
  Each non-management director received a grant of restricted stock units ("RSUs") for 24,390 shares of Lpath Class A common stock. The RSUs granted have a five-year life and vest over a one-year period.

        Our directors did not receive any other meeting fees. We do reimburse our directors for their reasonable expenses in attending Board and Board Committee meetings in accordance with the Company's reimbursement policy. Directors who are also executive officers of the Company are not paid additional compensation for serving as directors.

Director Compensation Fiscal Year 2011

Name	Fees Paid in Cash	RSU and Option Awards		Total
Jeffrey A. Ferrell	$41,000	$30,000	(1)	$71,000
Charles A. Mathews	$50,000	$33,018	(2)	$83,018
Daniel H. Petree	$56,000	$32,296	(3)	$88,296
Donald R Swortwood	$34,000	$30,000	(4)	$74,000

(1)
Mr. Ferrell was appointed to the Board in April 2007 and first elected in October 2007. As of December 31, 2011, Mr. Ferrell held 87,390 RSUs, of which 81,293 are vested.

(2)
As of December 31, 2011, Mr. Mathews held 50,000 stock options, all of which were vested, and 154,390 RSUs, of which 148,293 were vested. Mr. Mathews was first elected to the Board in March 2006.

(3)
Mr. Petree was appointed to the Board of Directors in November 2008 and first elected in June 2009. In September 2010, Mr. Petree was elected Chairman of the Board. As of December 31, 2011, Mr. Petree held 101,076 RSUs, of which 92,946 were vested.

(4)
As of December 31, 2011, Mr. Donald R. Swortwood held 50,000 stock options, all of which were vested, and 134,390 RSUs, of which 128,293 are vested. Mr. Swortwood was first elected to the Board in July 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information on the beneficial ownership of our Class A common stock as of December 31, 2011 by (i) each stockholder who is known by us to own beneficially more than 5% of our Class A common stock, (ii) each of our named executive officers and directors and (iii) all of our directors and executive officers as a group. Except as listed below, the address of all owners listed is c/o Lpath, Inc., 4025 Sorrento Valley Blvd., San Diego, CA 92121.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Common Stock Outstanding(2)
LB I Group Inc. 399 Park Avenue 9th Floor New York, NY 10022	7,746,459	(3)	12.0%
Donald R. Swortwood Chairman & Chief Executive Officer Western States Investment Group 4025 Sorrento Valley Blvd. San Diego, CA 92121 Director	5,771,121	(4)	9.5%
Letitia H. Swortwood Western States Investment Group 4025 Sorrento Valley Blvd. San Diego, CA 92121	5,636,731	(5)	9.3%
E. Jeffrey Peierls 73 S. Holman Way Golden, CO 80401	5,999,629	(6)	9.9%
Brian E. Peierls 7808 Harvestman Cove Austin, TX 78731	5,096,255	(7)	8.3%
Ailsa Craig Trust ACM City View Plaza II #48 Road 165, Suite 600 Guaynabo, PR 00968	4,900,000	(8)	8.1%
Scott R. Pancoast President, Chief Executive Officer, and Director	2,038,252	(9)	3.3%
Roger A. Sabbadini, Ph.D. Founder, Chief Scientific Officer, and Director	1,620,623	(10)	2.7%
Gary J.G. Atkinson. Vice President, Chief Financial Officer, and Secretary	507,625	(11)	*
Charles A. Mathews Director	154,390	(12)	*
Jeffrey A. Ferrell Director	87,390	(13)	*
Daniel H. Petree Director	101,076	(14)	*

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Common Stock Outstanding(2)
All directors and executive officers as a group (seven persons)	10,280,477	(15)	16.4%

From time to time, the number of our shares held in the "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our Class A common stock outstanding.

*
Less than one percent.

(1)
Under the rules of the SEC, a person is considered to beneficially own any shares: (i) over which the person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options). Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
Percentage information is calculated based on 60,463,642 shares of Class A common stock outstanding as of October 31, 2011, plus each person's warrants, options, and restricted stock units (RSUs) that are currently exercisable or vested (in the case of (RSUs) or that will become exercisable or vested within 60 days of October 31, 2011. Percentage information for each person assumes that no other individual will exercise any warrants or options.

(3)
Includes 4,062,248 shares of Class A common stock issuable upon the exercise of warrants. Lehman Brothers Holdings Inc., a former public company and broker-dealer, now in Chapter 11 Bankruptcy receivership, is, to the knowledge of the Company, the direct parent company of Lehman Brothers Inc. and indirect parent of LB I Group, Inc.

(4)
Includes 261,036 shares of Class A common stock issuable upon the exercise of warrants, 50,000 shares of Class A common stock issuable upon the exercise of outstanding options, 84,390 shares of Class A common stock that are issuable pursuant to the terms of RSUs, and 588,000 shares of Class A common stock owned by WSIC. Mr. Swortwood owns 50% of WSIC.

(5)
Includes 261,036 shares of Class A common stock issuable upon the exercise of warrants, and 588,000 shares of Class A common stock owned by WSIC. Mrs. Swortwood owns 50% of WSIC.

(6)
Includes 496,579 shares of Class A common stock and 129,355 shares of Class A common stock issuable upon the exercise of warrants owned directly by Mr. E. Jeffrey Peierls. Also includes 3,211,842 shares of Class A common stock and 781,697 shares of Class A common stock issuable upon the exercise of warrants held by The Peierls Foundation, Inc. (the "Foundation"), and 367,105 shares of Class A common stock and 106,442 shares of Class A common stock issuable upon the exercise of warrants held by the U. D. Ethel Peierls Charitable Lead Trust (the "Lead Trust"), and 935,948 shares of Class A common stock and 354,603 shares of Class A common stock issuable upon the exercise of warrants held by the following trusts: UD E.F. Peierls for B.E. Peierls, UD E.F. Peierls for E.J. Peierls, UD J.N. Peierls for B.E. Peierls, UD J.N. Peierls for E.J. Peierls, UD E.S. Peierls for E.F. Peierls, UW Jennie Peierls for B.E. Peierls, UW Jennie Peierls for E.J. Peierls, UW E.S. Peierls for BEP Art VI-Accum, UW E.S. Peierls for EJP Art VI-Accum (the "Trusts"). Mr. E. Jeffrey Peierls is the President and a Director of the Foundation and is a Co-Trustee of the Lead Trust, and is a Co-Trustee of the Trusts. Mr. E. Jeffrey Peierls has voting and investment power over the shares of our Class A common stock held by the Foundation, the Lead Trust and the Trusts. The amounts disclosed in the table do no include warrant shares the holder is contractually prohibited form exercising based on the holder's ownership interest.

(7)
Includes 420,947 shares of Class A common stock and 125,722 shares of Class A common stock issuable upon the exercise of warrants owned directly by Mr. Brian E. Peierls. Also includes 3,211,842 shares of Class A common stock and 781,697 shares of Class A common stock issuable upon the exercise of warrants held by the Foundation and 367,105 shares of Class A common stock and 106,442 shares of Class A common stock issuable upon the exercise of warrants held by the Lead Trust, and 55,000 shares of Class A common stock and 27,500 shares of Class A common stock issuable upon the exercise of warrants held by The Peierls By-Pass Trust and 117,992 shares of Class A common stock issuable upon the exercise of warrants held by the Lead Trust. Mr. Brian E. Peierls is the Vice President and a Director of the Foundation and is a Co-Trustee of the Lead Trust. Mr. Brian E. Peierls has voting and investment power over the shares of our Class A common stock held by the Foundation and the Lead Trust.

(8)
Includes 100,000 shares of Class A common stock issuable upon exercise of warrants.

(9)
Includes 3,674 shares of Class A common stock issuable upon the exercise of warrants, 1,123,840 shares of Class A common stock issuable upon the exercise of outstanding options and 796,238 shares of Class A common stock that are issuable pursuant to the terms of RSUs.

(10)
Includes 296,010 shares of Class A common stock issuable upon the exercise of outstanding options and 288,813 shares of Class A common stock that are issuable pursuant to the terms of RSUs.

(11)
Includes 300,000 shares of Class A common stock issuable upon the exercise of outstanding options and 207,625 shares of Class A common stock that are issuable pursuant to the terms of RSUs.

(12)
Includes 50,000 shares of Class A common stock issuable upon the exercise of outstanding options and 104,390 shares of Class A common stock that are issuable pursuant to the terms of RSUs.

(13)
Includes 87,390 shares of Class A common stock issuable pursuant to the terms of RSUs.

(14)
Includes 101,076 shares of Class A common stock issuable pursuant to the terms of RSUs.

(15)
Includes shares held by all of the directors and executive officers, including Donald R. Swortwood, Scott R. Pancoast, Roger A. Sabbadini, Ph.D., Gary J.G. Atkinson, Charles A. Mathews, Daniel H. Petree, and Jeffrey A. Ferrell.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for those noted below, we have not engaged in any transaction since January 1, 2011 in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year end for fiscal 2011 and 2010 and in which any of our directors, named executive officers or any holder of more than 5% of our Class A common stock, or any member of the immediate family of any of these persons or entities controlled by any of them, had or will have a direct or indirect material interest.

        We sublease a portion of our facility to Western States Investment Corporation ("WSIC"), owned by two individuals who are among our largest stockholders. The terms of the sublease, in general, are the same as the terms of our direct lease. In addition, certain of our employees provide investment oversight, accounting, and other administrative services to WSIC. Certain WSIC employees also provide services to us. We and WSIC reimburse each other for costs incurred on behalf of the other entity. Our rent expense totaled approximately $295,000 and $180,000 for the years ended December 31, 2011 and 2010, respectively. Our sublease income amounted to approximately $13,000 and $18,000 for the years ended December 31, 2011 and 2010, respectively.

        During 2011, we invoiced WSIC approximately $86,400 for investment oversight expenses, and approximately $13,842 for lease and facility related expenses. During 2010, we invoiced WSIC $92,160 for investment oversight expenses and $18,567 for lease and facility related expenses. During 2011 and 2010, WSIC billed us approximately $53,756 and $41,877, respectively, for administrative expenses.

        As of December 31, 2011, WSIC owed us approximately $20,193 for facility expenses and investment oversight services and we owed WSIC approximately $13,590 for services provided to us. As of December 31, 2010, WSIC owed us $27,486 for facility expenses and investment oversight services and we owed WSIC $22,278 for services provided to us.

        We believe that each of the transactions set forth above, which could be deemed a transaction with a related party: (i) were entered into on terms as fair as those that could be obtained from independent third parties, and (ii) were ratified by a majority (but no less than two) of our independent directors or by our Audit Committee pursuant to Section III, Item 9(d) of our Audit Committee Charter, who, in either case, did not have an interest in the transaction and who had access to our counsel at our expense.

Company Policy Regarding Related Party Transactions

        Pursuant to our code of business conduct and ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into a related party transaction with us without the prior consent of our Audit Committee or our independent directors. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons' immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our Audit Committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

Compensation Committee Interlocks and Insider Participation

        None of the members of our Compensation Committee are or have been an officer or employee of us. During fiscal 2011, no member of our Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S K, except as set forth above regarding WSIC.

During fiscal 2011, none of our executive officers served on the Compensation Committee (or its equivalent) or board of directors of another entity any of whose executive officers served on our Compensation Committee or board of directors

Director Independence

        Our Board of Directors has determined that each of our directors are "independent," except for Mr. Pancoast who is currently serving as our President and Chief Executive Officer. In assessing director independence, our Board has adopted the definition of "independent director" under the listing standards of the Nasdaq Stock Market. Our current independent directors are Jeffrey Ferrell, Charles Mathews, Daniel Petree and Donald Swortwood.

Board Committees

        The Compensation Committee.    The Compensation Committee of the Board of Directors, currently consists of Messrs. Daniel Petree (Chair), Jeffrey Ferrell (director), Charles Mathews (director), and Donald Swortwood (director). The functions of the Compensation Committee include the approval of the compensation offered to our executive officers and recommending to the full Board of Directors the compensation to be offered to our directors. The Compensation Committee met five times in 2011. The Board has determined that Messrs. Mathews, Ferrell, Petree and Swortwood are each an "independent director" under the listing standards of the Nasdaq Stock Market. In addition, the members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee is governed by a written charter approved by the Board of Directors, a copy of which is available on our website at www.lpath.com.

        The Audit Committee.    The Audit Committee of the Board of Directors, currently consists of Messrs. Charles Mathews (Chair), Jeffrey Ferrell (director), and Daniel Petree (director). The functions of the Audit Committee include the retention of our independent registered public accounting firm, reviewing and approving the planned scope, proposed fee arrangements and results of our annual audit, reviewing the adequacy of our accounting and financial controls and reviewing the independence of our independent registered public accounting firm. The Audit Committee met four times in 2011. The Board has determined that each current member of the Audit Committee is an "independent director" under the listing standards of the Nasdaq Stock Market. The Board of Directors has also determined that Mr. Mathews is an "audit committee financial expert" within the applicable definition of the SEC. The Audit Committee is governed by a written charter approved by the Board of Directors, a copy of which is available on our website at www.lpath.com. Board and Committee Attendance. During the year ended December 31, 2011, the Board of Directors met five times and it took action by unanimous written consent two times. The Company has an Audit Committee and a Compensation Committee. The Board has not formed a separate nominating committee, which functions are performed by the Board. See "Director Nominating Process" below. During the last fiscal year, each of our directors attended at least 75% of the total number of meetings of the Board and all Board Committees on which such director served during that period.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors. This code constitutes a "code of ethics" as defined by the rules of the SEC. This code also contains "whistle blower" procedures adopted by our Audit Committee regarding the receipt, retention and treatment of complaints related to accounting, internal accounting controls or auditing matters and procedures for confidential anonymous employee complaints related to questionable accounting or auditing matters. Copies of the code may be obtained free of charge from our website, www.lpath.com. Any amendments to, or waivers from, a provision of our code of ethics that applies to any of our executive officers will be posted on our website in accordance with the rules of the SEC.

DESCRIPTION OF SECURITIES

        Our authorized capital stock consists of 200,000,000 shares of Class A common stock, par value $0.001 per share, of which there are 61,461,592 issued and outstanding as of February 8, 2012. In addition, our authorized capital stock includes Five million (5,000,000) authorized Series A Preferred Shares with a par value of $0.001, Five million (5,000,000) authorized Series B Preferred Shares with a par value of $0.001 and Five million (5,000,000) authorized Series C Preferred Shares with a par value of $0.001. There are currently no shares of Series A, Series B or Series C Preferred Shares issued and outstanding.

Common Stock

        Holders of shares of Class A common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Class A common stock do not have cumulative voting rights. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the company, the holders of Class A common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Class A common stock are fully paid and non-assessable.

        Holders of Class A common stock have no preemptive rights to purchase our Class A common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Class A common stock.

Preferred Stock

        Series A Preferred Shares have a par value of $0.001 and such other terms as determined by the Board of Directors prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) shares of Class A common stock. Each Series A Preferred Share may be converted into ten (10) shares of Class A common stock upon approval by the Board of Directors.

        Series B Preferred Shares have a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) shares of Class A common stock. Each Series B Preferred Share may be converted into two (2) shares of Class A common stock upon approval by the Board of Directors.

        Series C Preferred Shares have a par value of $0.001 per share and such other terms as may be determined by the Board of Directors prior to their issuance. No Series C Preferred Share shall have voting rights.

        There are currently no shares of Series A, Series B or Series C Preferred Shares issued and outstanding.

Dividends

        Dividends, if any, will be contingent upon our revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Change of Control

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences, or other classification of preferred stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any preferred stock.

Warrants

        Set forth below is information concerning the various warrants issued by us to our investors, placement agents, consultants and other persons.

  Warrants issued to investors in a private placement in November 2010 (the "November 2010 warrants").

        On November 16, 2010, we entered into a Securities Purchase Agreement ("Purchase Agreement") with various accredited investors (the "Investors") pursuant to which the Investors agreed to purchase from us an aggregate of 6,978,128 restricted shares of our Class A common stock and warrants exercisable to purchase 3,489,064 shares of the Company's Class A common stock for an aggregate purchase price of $4.9 million ("November 2010 private placement"). In addition, we issued warrants to purchase 138,904 shares of the Company's Class A common stock to the placement agents participating in the November 2010 private placement.

        Exercise Price, Vesting and Term.    The November 2010 warrants are exercisable, without any vesting, until November 16, 2012. Each November 2010 warrant is exercisable to purchase one share of Class A common stock at an exercise price of $1.00.

        Cashless Exercise.    The November 2010 warrants may be exercised using a cashless exercise procedure, subject to certain exceptions.

        Transferability.    The November 2010 warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws. If the transfer of November 2010 warrants is made pursuant to an exemption from registration, we may require the holder of the November 2010 warrant to provides us with (i) a written opinion of counsel and (ii) an executed investment letter. Additionally, we may require that the transferee be an "accredited investor" or a "qualified institutional buyer" (as such terms are defined under SEC rules).

        Adjustments.    The number of shares of Class A common stock issuable upon the exercise of the November 2010 warrants is subject to adjustments in the event of a stock dividend or a subdivision or combination of the company's common stock. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each November 2010 warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the November 2010 warrant would have received if such holder had exercised his or her November 2010 warrant on the record date fixed for such stock dividend, subdivision or combination.

        Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale.    In case we do any of the following (each, a "Triggering Event"): (a) consolidate with or merge into any other person and we are not the continuing or surviving corporation of such consolidation or merger, or (b) permit any other person to consolidate with or merge into us and we shall be the continuing or surviving person but, in connection with such consolidation or merger, any of our capital stock shall be changed into or exchanged for securities of any other person or cash or any other property, or (c) transfer all or substantially all of our properties or assets to any other person, or (d) effect a capital reorganization or reclassification of our capital stock, then, and in the case of each such Triggering Event, proper provision shall be made so that, upon the basis and the terms and in the manner provided in the warrant, the holder of the warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the exercise price in effect at the time immediately prior to the consummation of such Triggering Event in lieu of the common stock issuable upon such exercise of this warrant prior to such Triggering Event, the securities, cash and property to which such holder would have been entitled upon the consummation of such Triggering Event if such holder had exercised the rights represented by this Warrant immediately prior thereto.

        Registration.    We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the November 2010 warrants. We are required to file a registration statement covering the shares of Class A common stock issuable upon the exercise of the November 2010 warrants within 30 calendar days of the first closing of the November 2010 Offering. If we fail to file the registration statement on a timely basis or fail to have the registration statement declared effective within 120 days after the filing date, then we must pay to each holder of an November 2010 warrant a penalty of 1.00% of the aggregate amount invested by such holder for each 30-day period or pro rata for any portion following the date by which the registration statement should have been effective (except that such penalty will not include the amount invested with regard to November 2010 warrants that are not in the money at the time of the event for which the penalty is being imposed). We are required to pay a 1.00% penalty for any period of time where the holder is unable to sell his Class A common stock under this prospectus for sales (except if such failure is due to market conditions for our Class A common stock). The maximum penalty is 6.00%. As of the date of this prospectus, we have complied with our registration requirements outlined above and we have not incurred any penalties. We must keep this resale registration statement effective until the earlier of (i) the date 120 days after none of the holders is an affiliate of us, (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold, (iii) the date on which all Registrable Securities covered by such Registration Statement may be sold without volume restrictions pursuant to Rule 144(b)(1), and (iv) the date three (3) years from the Closing.

        Holder of any November 2010 warrants Not a Stockholder.    The November 2010 warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

  Warrants issued to investors in a private placement in August 2008 (the "August 2008 warrants").

        On August 12, 2008, we entered into a Securities Purchase Agreement ("Purchase Agreement") with various accredited investors (the "Investors") pursuant to which the Investors agreed to purchase from us an aggregate of approximately 7.1 million restricted shares of our Class A common stock and

1.8 million warrants exercisable to purchase the Company's Class A common stock at an exercise price of $1.19 per share for an aggregate purchase price of $6.7 million ("August 2008 Offering"). Pursuant to the anti-dilution provisions of the warrants, additional warrants to purchase 97,787 shares of Class A common stock were issued as a result of the November 2010 private placement.

        Exercise Price, Vesting and Term.    The August 2008 warrants are exercisable, without any vesting, until August 13, 2013. Each August 2008 warrant is exercisable to purchase one share of Class A common stock at an exercise price of $1.19.

        Cashless Exercise.    The August 2008 warrants may be exercised using a cashless exercise procedure.

        Transferability.    The August 2008 warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws. If the transfer of August 2008 warrants is made pursuant to an exemption from registration, we may require the holder of the August 2008 warrant to provides us with (i) a written opinion of counsel and (ii) an executed investment letter. Additionally, we may require that the transferee be an "accredited investor" or a "qualified institutional buyer" (as such terms are defined under SEC rules).

        Adjustments.    The number of shares of Class A common stock issuable upon the exercise of the August 2008 warrants is subject to adjustments in the event of a stock split, reverse stock split, reclassifications of our class A common stock or stock dividend. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each August 2008 warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the August 2008 warrant would have received if such holder had exercised his or her August 2008 warrant on the record date fixed for such subdivisions, combinations, reclassifications or stock dividend.

        Subsequent Equity Sales.    In the event that we sell or offer to sell our common stock at price per share less than the exercise price of the August 2008 warrants ("Dilutive Issuance"), then the (i) exercise price of the August 2008 warrant will be adjusted by multiplying the exercise price by a fraction, the numerator of which is the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of our common stock which the aggregate offering price for such Dilutive Issuance would purchase at the then exercise price, and the denominator of which shall be the sum of the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance and (ii) number of shares issuable upon the exercise of the August 2008 warrants will be proportionately increased so that we will still receive the same aggregate proceeds from the exercise of the August 2008 warrants after the exercise price reduction as we would have received prior to the exercise price adjustment.

        Subsequent Rights Offerings.    If we issue rights, options or warrants to all our stockholders entitling them to acquire shares of our common stock at a price per share less than the daily volume weighted average price of our Common Stock at the record date for the issuance of the rights, options and warrants, then the exercise price of the August 2008 warrants will be adjusted by multiplying the exercise price by a fraction, the (x) numerator of which is the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by us in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such daily volume weighted average price and (y) denominator of which equals the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of our common stock offered for subscription or purchase

        Pro Rata Distributions.    If we distribute to all of our stockholders evidences of our indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than our Common Stock, then in each such case the exercise price of the August 2008 warrants will be adjusted by multiplying the exercise price of the August 2008 warrant in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction (x) of which the numerator shall be the daily volume weighted average price of our Common Stock on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of our common stock (as determined by the Board of Directors in good faith) and (y) of which the denominator shall be the daily volume weighted average price of our Common Stock on such record date.

        Merger, Asset Sale, Etc.    If we effect any merger, consolidation, any sale of all or substantially all of our assets or if any tender offer or exchange offer is completed pursuant to which our stockholders are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property, then, the holders of the August 2008 warrants will have the right to receive the consideration they would have received in such transaction had they exercised their August 2008 warrant as of the date on which our stockholders became entitled to receive the consideration for such transaction. In the event of any all cash transaction, an issuer tender offer or a transaction involving an entity that acquirer is not traded on an exchange or on a Nasdaq market, then the holders of the August 2008 warrants, then we must repurchase the August 2008 warrants at a cash value determined using the Black-Scholes option pricing formula.

        Registration.    We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the August 2008 warrants. We were required to file a registration statement covering the shares of Class A common stock issuable upon the exercise of the August 2008 warrants within 30 calendar days of the first closing of the August 2008 Offering, which we filed on September 11, 2008. We were required to have that registration declared effective within 120 days of the first closing of the August 2008 Offering. The registration statement covering the shares of Class A common stock underlying the August 2008 warrants was declared effective on September 29, 2008. If we fail to keep the registration statement effective or the selling security holders cannot otherwise sell their August 2008 warrant shares under that registration for 30 consecutive days or for more than an aggregate of 60 calendar days during any 12-month period, then we must pay to each holder of an April 2008 warrant a penalty of 1.25% of the aggregate purchase price for the shares that cannot be sold under the registration statement. paid for each 30-day period or pro rata for any portion following the date by which the registration statement should have been effective (except that such penalty will not include the amount invested with regard to April 2008 warrants that are not in the money at the time of the event for which the penalty is being imposed). We are required to pay a 1.25% penalty for any period of time where the holder is unable to sell his Class A common stock under this prospectus for sales (except if such failure is due to market conditions for our Class A common stock). The maximum penalty is 8.75% of the aggregate purchase price paid by a holder in the August 2008 Offering. As of the date of this prospectus, we have complied with our registration requirements outlined above and we have not incurred any penalties. We must keep this resale registration statement effective until the first to occur: (A) the date on which all shares covered by such registration statement (i) have been sold or (ii) may be sold pursuant to Rule 144(b)(1) without volume limitation, or (B) 30 days after the August 2008 Warrants expire.

        Holder of any August 2008 warrants Not a Stockholder.    The August 2008 warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

  Warrants issued to investors in a private placement in April 2007 (the "April 2007 warrants").

        On April 6, 2007, we entered into a Securities Purchase Agreement ("Purchase Agreement") with various accredited investors (the "Investors") pursuant to which the Investors agreed to purchase from us an aggregate of 17.7 million shares of our Class A common stock and 6.2 million April 2007 warrants exercisable to purchase our Class A common stock at an exercise price of $1.00 per share for an aggregate purchase price of $16.8 million. In addition, we issued 1,707,894 April 2007 warrants to the placement agent in this transaction. Pursuant to the anti-dilution provisions of the warrants, additional warrants to purchase 103,619 shares of our Class A common stock were issued as a result of the August 2008 private placement, and additional warrants to purchase 292,489 shares were issued as a result of the November 2010 private placement.

        Exercise Price, Vesting and Term.    The April 2007 warrants are exercisable, without any vesting, until April 6, 2012. Each April 2007 warrant is exercisable to purchase one share of Class A common stock at an exercise price of $1.00.

        Cashless Exercise.    The April 2007 warrants may be exercised using a cashless exercise procedure.

        Transferability.    The April 2007 warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws. If the transfer of April 2007 warrants is made pursuant to an exemption from registration, we may require the holder of the April 2007 warrant to provides us with (i) a written opinion of counsel and (ii) an executed investment letter. Additionally, we may require that the transferee be an "accredited investor" or a "qualified institutional buyer" (as such terms are defined under SEC rules).

        Adjustments.    The number of shares of Class A common stock issuable upon the exercise of the April 2007 warrants is subject to adjustments in the event of a stock split, reverse stock split, reclassifications of our class A common stock or stock dividend. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each April 2007 warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the April 2007 warrant would have received if such holder had exercised his or her April 2007 warrant on the record date fixed for such subdivisions, combinations, reclassifications or stock dividend.

        Subsequent Equity Sales.    In the event that we sell or offer to sell our common stock at price per share less than the exercise price of the April 2007 warrants ("Dilutive Issuance"), then the (i) exercise price of the April 2007 warrant will be adjusted by multiplying the exercise price by a fraction, the numerator of which is the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of our common stock which the aggregate offering price for such Dilutive Issuance would purchase at the then exercise price, and the denominator of which shall be the sum of the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance and (ii) number of shares issuable upon the exercise of the April 2007 warrants will be proportionately increased so that we will still receive the same aggregate proceeds from the exercise of the April 2007 warrants after the exercise price reduction as we would have received prior to the exercise price adjustment.

        Subsequent Rights Offerings.    If we issue rights, options or warrants to all our stockholders entitling them to acquire shares of our common stock at a price per share less than the daily volume weighted average price of our Common Stock at the record date for the issuance of the rights, options and warrants, then the exercise price of the April 2007 warrants will be adjusted by multiplying the exercise price by a fraction, the (x) numerator of which is the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such daily volume weighted average price and (y) denominator of which equals the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of our common stock offered for subscription or purchase

        Pro Rata Distributions.    If we distribute to all of our stockholders evidences of our indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than our Common Stock, then in each such case the exercise price of the April 2007 warrants will be adjusted by multiplying the exercise price of the April 2007 warrant in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction (x) of which the numerator shall be the daily volume weighted average price of our Common Stock on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of our common stock (as determined by the Board of Directors in good faith) and (y) of which the denominator shall be the daily volume weighted average price of our Common Stock on such record date.

        Merger, Asset Sale, Etc.    If we effect any merger, consolidation, any sale of all or substantially all of our assets or if any tender offer or exchange offer is completed pursuant to which our stockholders are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property, then, the holders of the April 2007 warrants will have the right to receive the consideration they would have received in such transaction had they exercised their April 2007 warrant as of the date on which our stockholders became entitled to receive the consideration for such transaction. In the event of any all cash transaction, an issuer tender offer or a transaction involving an entity that acquirer is not traded on an exchange or on a Nasdaq market, then the holders of the April 2007 warrants, then we must repurchase the April 2007 warrants at a cash value determined using the Black-Scholes option pricing formula.

        Registration.    We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the April 2007 warrants. We filed a registration statement covering the shares of Class A common stock issuable upon the exercise of the April 2007 warrants on June 29, 2007, which was declared effective on July 24, 2007. We are required to pay a 1.25% penalty for any period of time where the holder is unable to sell his Class A common stock under this prospectus for sales (except if such failure is due to market conditions for our Class A common stock). The maximum penalty is 8.75% of the aggregate purchase price paid by a holder under the Purchase Agreement. As of the date of this prospectus, we have complied with our registration requirements outlined above and we have not incurred any penalties. We must keep this resale registration statement effective until the earlier date on which all shares covered by such registration statement (i) have been sold or (ii) may be sold pursuant to Rule 144(b)(1) without any volume limitation.

        Holder of any April 2007 warrants Not a Stockholder.    The April 2007 warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

  Warrants issued to note holders of Lpath Therapeutics (the "2002 Note warrants").

        In 2002, our subsidiary, Lpath Therapeutics, entered into a convertible debt financing arrangement with certain of its preferred stockholders. As part of the debt financing, Lpath Therapeutics issued to these preferred stockholders warrants exercisable to purchase shares of its common stock, the number and exercise price of which was set by a formula based on a future equity financing by or sale of Lpath Therapeutics. As a result of such subsequent equity financing, the 2002 Note warrants became exercisable to purchase 531,394 shares of Lpath Therapeutics common stock at an exercise price of $0.16 per share. In our merger with Neighborhood Connections, these warrants were exchanged for identical 2002 Note warrants exercisable to purchase 531,394 shares of our Class A common stock.

        Exercise Price, Vesting and Term.    The 2002 Note warrants are exercisable, without any vesting, until October 31, 2012. Each 2002 Note warrant is exercisable to purchase one share of Class A common stock at an exercise price of $0.16.

        Transferability.    The 2002 Note warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws.

        Adjustments.    In the event of a stock split, the exercise price of the 2002 Note warrants will be proportionately reduced and the number of shares issuable upon exercise of the 2002 Note warrants will be proportionately increased. In the event of a reverse stock split, the exercise price of the 2002 Note warrants will be proportionately increased and the number of shares issuable upon exercise of the 2002 Note warrants will be proportionately decreased.

        Merger, Asset Sale, Stock Dividend, Etc.    In the event of any stock dividend paid by us or any spin-off, split-up, reclassification, merger, consolidation or sale of substantially all of our assets, the holders of the 2002 Note warrants will be entitled to receive upon the exercise of the 2002 Note warrants the amount of stock and other securities and property (including cash) that such person would have received for the shares of our Class A common stock as if he or she had exercised his or her warrant as of the date on which our stockholders became entitled to receive such consideration.

        Registration.    We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the Note conversion warrants. The holder of the Note conversion warrants is not entitled to any penalty in the event that we fail to (i) file such registration statement by a certain date, (ii) have such registration statement declared effective by a certain date or (iii) keep the registration statement effective.

        Holder of any Note conversion warrants Not a Stockholder.    The Note conversion warrants do not confer upon holders any voting, dividends or other rights as our stockholders

DESCRIPTION OF SECURITIES WE ARE OFFERING

        We are offering 12,500,000 Units consisting of:

  •
  12,500,000 shares of our Class A common stock; and

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  warrants to purchase 6,250,000 shares of our Class A common stock.

        The common stock and warrants will be sold in Units, with each Unit consisting of one share of common stock and 0.5 of a warrant to purchase one share of Class A common stock. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately. The shares of common stock issuable from time to time upon exercise of the warrants, if any, are also being offered pursuant to this prospectus.

Common Stock

        The material terms and provisions of our Class A common stock and each other class of our securities which qualifies or limits our common stock are described under the caption "Description of Securities" starting on page 72 of this prospectus.

Warrants

        As of February 8, 2012, warrants for the issuance of 10,609,228 shares of our common stock were outstanding, all of which are exercisable at a weighted average exercise price of $1.00 per share, all of which are exercisable through various dates expiring between February 12, 2012 and December 24, 2015.

        The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of the warrant, which is attached or referenced to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

        Exercise Price, Vesting and Term.    The warrants are immediately exercisable, without any vesting requirements, until                        2016. The warrants have an initial exercise price of $            per share of Class A common stock.

        Cashless Exercise.    The Warrants may be exercised using a cashless exercise procedure, in the event that no effective registration statement covers the shares of Class A common stock issuable upon exercise of the warrants.

        Transferability.    Subject to compliance with applicable Federal and state securities laws, the warrants are transferrable by the holder upon surrender of the warrant to us.

        Adjustments.    The number of shares of Class A common stock issuable upon the exercise of the Warrants is subject to adjustment in the event of a stock dividend or a subdivision or combination of our Class A common stock. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each Warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the Warrant would have received if such holder had exercised his or her Warrant on the record date fixed for such stock dividend, subdivision or combination.

        Exchange Listing.    We do not intend to list the warrants on any securities exchange or other trading market.

        Fundamental Transactions.    In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, that is (1) an all cash transaction, (2) a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Exchange Act or (3) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on The New York Stock Exchange, Inc., The NYSE Amex, LLC, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market or the OTC Bulletin Board, then we or any successor entity shall pay at the holder's option, exercisable at any time concurrently with or within 90 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

        Waivers and Amendments.    Subject to certain exceptions, any term of the warrants may be amended or waived with our written consent and the written consent of the holders of at least a majority of the then-outstanding warrants.

        Rights as a Stockholder.    Except as otherwise provided in the warrant or by virtue of such holder's ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Penny Stock Regulations

        You should note that the securities we are offering under this prospectus fit within the definition of "penny stock" under the SEC's rules and regulations. The SEC has adopted Rule 15g-9, which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny-stock rules, which impose additional sales-practice requirements on broker-dealers that sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny-stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized-risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny-stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny-stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny-stock rules. Consequently, these penny-stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny-stock rules may discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

        We have not registered or qualified the shares of common stock and the warrants offered hereby for subsequent offer, transfer or resale in any state. Because our common stock is not listed on a national securities exchange, subsequent transfers of the shares of our common stock and warrants offered hereby by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of shares or warrants to register or qualify the shares or the warrants for any subsequent offer, transfer or sale in the United States or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

        Similarly, because our common stock is not listed on a national securities exchange, the exercise of the warrants by U.S. holders may not be exempt from state securities laws. As a result, depending on the state of residence of a holder of the warrants, a U.S. holder may not be able to exercise its warrants unless we comply with any state securities law requirements necessary to permit such exercise or an exemption applies. Although we plan to use our reasonable efforts to assure that U.S. holders will be able to exercise their warrants under applicable state securities laws if no exemption exists, there is no assurance that we will be able to do so. As a result, your ability to exercise your warrants may be limited. The value of the warrants may be significantly reduced if U.S. holders are not able to exercise their warrants under applicable state securities laws.

PLAN OF DISTRIBUTION

        Morgan Joseph TriArtisan LLC and Summer Street Research Partners, which we refer to as the placement agents, have agreed to act as the exclusive placement agents in connection with this offering subject to the terms and conditions of a placement agent agreement. The placement agents may engage selected dealers to assist in the placement of the Units. The placement agents are not purchasing or selling any Units offered by this prospectus, nor are they required to arrange the purchase or sale of any specific number or dollar amount of the Units, but have agreed to use their respective "best efforts" to arrange for the sale of all of the Units offered hereby. We will enter into subscription agreements directly with investors in connection with this offering and we may not sell the entire amount of Units offered pursuant to this prospectus. The price per Unit has been determined based upon arm's-length negotiations between the purchasers and us.

        The placement agents propose to arrange for the sale to one or more purchasers of the Units offered pursuant to this prospectus through direct subscription agreements between the purchasers and us.

Commissions and Expenses

        We have agreed to pay the placement agents an aggregate cash placement fee equal to 6.5% of the gross proceeds in this offering subject to certain exclusions.

        The following table shows the per Unit and total cash placement agents' fees we will pay to the placement agents in connection with the sale of the Units offered pursuant to this prospectus assuming the purchase of all of the Units offered hereby.

Per Unit	$
Total	$

        We have agreed to reimburse the placement agents for their reasonable out-of-pocket expenses received up to $110,000, which includes $10,000 to be paid to Summer Street Research Partners as described below under "Affiliations." We have also agreed to pay Griffin Securities, Inc. a financial advisory fee equal to 0.5% of the gross proceeds of the offering of Units by us in connection with this offering. Pursuant to the consulting agreement between us and Griffin, Griffin will provide structuring advice, analysis, negotiation assistance and financing of capital transactions.

        In addition, we have agreed to issue to the placement agents or their designees, warrants exercisable for an aggregate of 1.25% of the Unit shares issued in this offering. We have agreed also to issue to Griffin warrants exercisable for an aggregate of 0.5% of the Unit shares issued in the offering. The placement agent warrants and the warrants issued to Griffin will be exercisable at any time beginning on the date that is six months from the date hereof until 5:00 p.m. (New York time) on the date that is five years following the date hereof at an exercise price of $            per share. This prospectus also covers the issuance of the placement agent warrants and the warrants issued to Griffin and the shares of common stock issuable upon the exercise of the placement agent warrants and the warrants issued to Griffin. The placement agent warrants and the warrants issued to Griffin will contain a "cashless exercise" feature, will have piggyback registration rights and will have other terms substantially similar to the terms of the warrants included in the Units offered hereby, except that, as required by the Financial Industry Regulatory Authority, Inc., or FINRA, neither the placement agent warrants nor the warrants issued to Griffin any shares of common stock issued upon exercise of the placement agent warrants or the warrants issued to Griffin may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date hereof, except the transfer of any security:

  •
  by operation of law or by reason of our reorganization;

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  to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

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  if the aggregate amount of our securities held by the placement agent, Griffin or related person do not exceed 1% of the securities being offered;

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  that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

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  the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

        Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

        Our obligation to issue and sell Units to the purchasers is subject to the conditions set forth in the subscription agreements, which may be waived by us at our discretion. A purchaser's obligation to purchase Units is subject to the conditions set forth in his or her subscription agreement as well, which may also be waived.

        We currently anticipate that the sale of the Units will be completed on or about                        . We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agents' fee, will be approximately $300,000, which includes legal and printing costs, various other fees and reimbursement of the placements agents' expenses. At the closing, The Depository Trust Company will credit the shares of common stock to the respective accounts of the investors. We will mail warrants directly to the investors at the respective addresses set forth in their subscription agreement with us.

Right of First Refusal

        We have granted the placement agents a right of first refusal to act as our co-placement agents or co-underwriters in connection with any subsequent offering we may make prior to December 31, 2012 on terms substantially similar to those described in this prospectus, subject to certain exceptions.

Indemnification

        We have agreed to indemnify the placement agents against liabilities under the Securities Act of 1933, as amended. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.

Lock-up Agreements

        We and our officers and directors have agreed, subject to certain exceptions, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any common shares or any securities convertible into or exchangeable for our common shares either owned as of the date hereof or thereafter acquired without the prior written consent of the placement agents. This 90-day period may be extended if (1) during the last 17 days of the 30-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18-days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The placement agents may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Electronic Distribution

        This prospectus may be made available in electronic format on websites or through other online services maintained by the placement agents, or by an affiliate. Other than this prospectus in electronic format, the information on the placement agents' respective websites and any information contained in any other website maintained by any placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agents, and should not be relied upon by investors.

        The foregoing does not purport to be a complete statement of the terms and conditions of the placement agency agreement and subscription agreements. A copy of the placement agency agreement and the form of subscription agreement with the investors are included as exhibits to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" on page 89 of this prospectus.

Regulation M Restrictions

        The placement agents may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them, and any profit realized on the resale of the Units sold by them while acting as principals, might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, the placement agents would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of Units by a placement agent acting as a principal. Under these rules and regulations, each placement agent:

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  must not engage in any stabilization activity in connection with our securities; and

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  must not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Affiliations

        The placement agents and their respective affiliates may provide various investment banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the placement agents and their respective affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the placement agents and their respective affiliates may at any time hold long or short positions in such securities or loans. Except as described below and except for services provided in connection with this offering, no placement agent has provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain any placement agent to perform any investment banking or other financial services for at least 90 days after the date of this prospectus. We previously retained Summer Street Research Partners to assist us in connection with a proposed private placement of our securities which was not consummated. No fee was paid to Summer Street Research Partners in connection with such activities, but as disclosed elsewhere in the prospectus, we have agreed to pay them $10,000 upon the closing of this offering in reimbursement of legal expenses incurred by them in connection with such engagement.

NOTICE TO INVESTORS

Notice to Investors in the United Kingdom

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

          (d)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each placement agent has represented, warranted and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

          (b)   it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

        In particular, this document does not constitute an approved prospectus in accordance with European Commission's Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the Units offered hereby are "securities."

Israel

        In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

  (a)
  a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

  (b)
  a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

  (c)
  an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or from the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  (d)
  a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  (e)
  a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

  (f)
  a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  (g)
  an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

  (h)
  a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

  (i)
  an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

  (j)
  an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the stockholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

 LEGAL MATTERS

        The validity of the issuance of the Units described in this prospectus has been passed upon for us by DLA Piper LLP (US), San Diego, California. Legal matters in connection with the offering will be passed upon for the placement agents by Lowenstein Sandler PC, Roseland, New Jersey.

INTEREST OF NAMED EXPERTS AND COUNSEL

        No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriters, voting trustee, director, officer, or employee.

        The consolidated financial statements of Lpath, Inc. and subsidiary as of December 31, 2010 and 2009 have been included herein and in the prospectus in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 100 F Street, N.W., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        You can read and print press releases, financial statements, our most recent annual and quarterly reports and additional information about us, free of charge, at our web site at http://www.lpath.com.

        This prospectus is a part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our Class A common stock offered hereby, please refer to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements in this prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.

FINANCIAL STATEMENTS

LPATH, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2011	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$15,866,169	$6,803,506
Accounts receivable	1,876,064	15,390,277
Prepaid expenses and other current assets	439,627	166,682

Total current assets	18,181,860	22,360,465
Equipment and leasehold improvements, net	187,673	111,403
Patents, net	1,593,836	1,331,612
Deposits and other assets	78,218	35,542

Total assets	$20,041,587	$23,839,022

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$672,068	$488,557
Accrued compensation	174,917	637,883
Accrued expenses	1,028,252	1,630,280
Deferred contract revenue, current portion	10,967,087	6,665,000

Total current liabilities	12,842,324	9,421,720
Deferred rent, long-term portion	50,018	—
Deferred contract revenue, long-term portion	625,000	7,210,000
Warrants	2,100,000	4,200,000

Total liabilities	15,617,342	20,831,720

Stockholders' Equity:
Common stock—$.001 par value; 200,000,000 shares authorized; 60,518,642 and 60,338,029 issued and outstanding at September 30, 2011 and December 31, 2010, respectively	60,519	60,338
Additional paid-in capital	40,556,211	39,993,930
Accumulated deficit	(36,192,485)	(37,046,966)

Total stockholders' equity	4,424,245	3,007,302

Total liabilities and stockholders' equity	$20,041,587	$23,839,022

See accompanying notes to the condensed consolidated financial statements.

LPATH, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Grant and royalty revenue	$1,211,037	$1,192,329	$246,652	$769,025
Research and development revenue under collaborative agreements	4,886,283	4,659,573	1,531,789	—

Total revenues	6,097,320	5,851,902	1,778,441	769,025
Expenses:
Research and development	5,013,659	6,625,466	1,705,319	1,155,589
General and administrative	2,320,920	2,613,620	774,106	708,128

Total expenses	7,334,579	9,239,086	2,479,425	1,863,717

Loss from operations	(1,237,259)	(3,387,184)	(700,984)	(1,094,692)

Other income (expense), net	(8,260)	(23,784)	31,241	(60,731)
Change in fair value of warrants	2,100,000	(200,000)	1,800,000	(1,800,000)

Total other income (expense)	2,091,740	(223,784)	1,831,241	(1,860,731)

Net income (loss)	$854,481	$(3,610,968)	$1,130,257	$(2,955,423)

Earnings (loss) per share:
Basic	$0.01	$(0.07)	$0.02	$(0.05)
Diluted	$0.01	$(0.07)	$0.02	$(0.05)
Weighted-average shares outstanding:
used in the calculation
Basic	62,897,373	54,721,924	63,069,912	54,945,823
Diluted	65,458,743	54,721,924	64,863,493	54,945,823

See accompanying notes to the condensed consolidated financial statements.

LPATH, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$854,481	$(3,610,968)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	528,372	737,422
Change in fair value of warrants	(2,100,000)	200,000
Depreciation and amortization	65,757	109,571
Deferred rent expense	50,018	(42,014)
Changes in operating assets and liabilities:
Accounts receivable	13,514,213	70,856
Prepaid expenses and other current assets	(272,945)	90,608
Accounts payable and accrued expenses	(884,562)	405,513
Deferred contract revenue	(2,282,913)	(659,573)
Other	(36,346)	6,830

Net cash provided by (used in) operating activities	9,436,075	(2,691,755)

Cash flows from investing activities:
Equipment and leasehold improvement expenditures	(129,849)	(1,958)
Patent expenditures	(277,653)	(373,802)

Net cash used in investing activities	(407,502)	(375,760)

Cash flows from financing activities:
Proceeds from options and warrants exercised	34,090	22,000
Repayments of leasehold improvement debt	—	(12,285)

Net cash provided by financing activities	34,090	9,715

Net increase (decrease) in cash and cash equivalents	9,062,663	(3,057,800)
Cash and cash equivalents at beginning of period	6,803,506	6,171,486

Cash and cash equivalents at end of period	$15,866,169	$3,113,686

Supplemental Schedule of Non-cash Investing and Financing Activities:
Change in fair value of warrant liability	$(2,100,000)	$200,000

See accompanying notes to the condensed consolidated financial statements.

LPATH, INC.

Notes to Condensed Consolidated Financial Statements

September 30, 2011

Note 1—BASIS FOR PRESENTATION

        The unaudited condensed consolidated balance sheet of Lpath, Inc. ("Lpath" or "the company") as of December 31, 2010 was derived from audited financial statements, but does not contain all disclosures required by accounting principles generally accepted in the United States of America, and certain information and disclosures normally included have been condensed or omitted pursuant to the rules and regulations of the SEC.

        In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Except as otherwise disclosed, all such adjustments are of a normal recurring nature. Operating results for the nine and three month periods ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. For further information, refer to the consolidated financial statements and footnotes thereto included in the company's annual report on Form 10-K for the year ended December 31, 2010.

        The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENTS

        In 2010, Lpath entered into an agreement providing Pfizer Inc. ("the Pfizer Agreement") the rights to develop and commercialize iSONEP™, Lpath's lead monoclonal antibody product candidate that is being evaluated for the treatment of wet age-related macular degeneration ("wet AMD") and other ocular disorders.

        Under the terms of the Pfizer Agreement, Pfizer made an up-front payment of $14 million to Lpath and will share the cost of two clinical trials of iSONEP. The first trial is designed to test iSONEP as a treatment for patients with Pigment Epithelial Detachment ("PED"), a complication of wet AMD. The second trial is designed to further study iSONEP as a treatment for wet AMD. The upfront payment was received in January 2011. Following completion of the two clinical studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP. If Pfizer does exercise its option, Lpath will be eligible to receive an option fee as well as potential development, regulatory, and commercial milestone payments that could total up to $497.5 million. In addition, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP. As part of the Pfizer Agreement, Lpath has granted Pfizer a time-limited right of first refusal for ASONEP™, Lpath's product candidate that is being evaluated for the treatment of cancer. At least one Phase 2a trial is currently planned to further assess ASONEP's efficacy and safety in cancer patients.

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2011

Note 2—RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENTS (Continued)

        In 2011, Lpath recognized revenue under the Pfizer agreement as follows:

	Periods ended September 30, 2011
	Nine Months	Three Months
Cost reimbursements	$1,928,370	$748,876
Amortization of development fees	2,282,913	782,913

	$4,211,283	$1,531,789

        In connection with the termination in 2010 of the license agreement dated October 28, 2008 by and between the company and Merck KGaA ("the Merck Agreement"), the company received a payment from Merck KGaA in the second quarter of 2011 in the amount of $675,000 to discharge certain payment obligations that survived termination of the license agreement. Because this payment became certain and determinable in the first quarter of 2011, it was recognized as revenue in that period.

Note 3—SHARE-BASED PAYMENTS

        The company recognized share-based compensation expense as follows:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2011	2010	2011	2010
Research and development	$149,358	$265,275	$37,824	$130,738
General and administrative	379,014	472,147	99,628	157,911

Total share-based compensation expense	$528,372	$737,422	$137,452	$288,649

        As of September 30, 2011, there was a total of $1.1 million in unrecognized compensation expense related to unvested stock-based compensation under the plan. That expense is expected to be recognized over a weighted-average period of 2.8 years. Because of its net operating loss carryforwards, the company did not realize any tax benefits for the tax deductions from share-based payment arrangements during the periods ended September 30, 2011 and 2010.

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2011

Note 4—FAIR VALUE MEASUREMENTS

        The company's recurring fair value measurements at September 30, 2011 were as follows:

	Fair Value as of September 30, 2011	In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized Gains during the Nine Months Ended September 30, 2011
Liabilities:
Warrants expiring April - June 2012	$1,400,000	$—	$—	$1,400,000	$1,800,000
Warrants expiring August 2013	700,000	—	—	700,000	300,000

	$2,100,000	$—	$—	$2,100,000	$2,100,000

        The unrealized gain for the nine months ended September 30, 2011 is included on the statement of operations as change in fair value of warrants.

  Recurring Level 3 Activity, Reconciliation, and Basis for Valuation

        The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3). The table reflects net gains and losses for the nine months ended September 30, 2011 for all financial assets and liabilities categorized as Level 3 as of September 30, 2011.

        Fair Value Measurements Using Significant Unobservable Inputs (Level 3):

Liabilities:
Warrant liability as of January 1, 2011	$4,200,000
Decrease in fair value of warrants	2,100,000

Warrant liability as of September 30, 2011	$2,100,000

        The company determined the fair value of the warrants using a Black-Scholes model with consideration given to their "down-round" protection provisions that reduce the exercise price if the company issues new warrants or equity at a price lower than the stated exercise price. The model considered amounts and timing of future possible equity and warrant issuances and historical volatility of the company's stock price.

Note 5—OPERATING LEASE

        On May 31, 2011, Lpath entered into a lease agreement ("the Lease") with Sorrento Science Park, LLC for an 11,960 square foot laboratory and office facility in San Diego, California. The Lease commenced in July 2011, and this facility now houses all of the Company's research, development, and administrative staff. The Company vacated its former facility in July 2011.

        Western States Investment Corporation (WSIC), which is co-owned by two of Lpath's largest stockholders, subleased approximately 200 square feet of the executive offices in this facility. The terms of such sublease, in general, mirror the terms of the company's direct lease. WSIC has the right to terminate the sublease should Lpath be purchased by or merged into another company.

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2011

Note 5—OPERATING LEASE (Continued)

        The term of the Lease is 64 months. Monthly lease payments will be $25,116, with annual escalations of 3 percent. The Lease grants the Company the right to extend the lease for an additional five-year term. Future minimum payments under the company's non-cancelable operating lease are set forth in the following table:

	Lease Obligation	Sublease Income	Net Lease Obligation
Years ending December 31,
2011	$11,838	3,402	$8,436
2012	305,913	11,652	294,261
2013	315,090	11,652	303,438
2014	324,543	11,652	312,891
2015	334,279	11,652	322,627
2016	286,075	9,710	276,365

Total Minimum Lease Commitments	$1,577,738	$59,720	$1,518,018

Note 6—EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as follows:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2011	2010	2011	2010
Net income (loss)	$854,481	$(3,610,968)	$1,130,257	$(2,955,423)

Weighted average number of shares used in basic earnings (loss) per share	62,897,373	54,721,924	63,069,912	54,945,823
Additional dilutive shares from the assumed exercise of outstanding:
Options	1,352,691	—	1,215,995	—
Restricted stock units	187,779	—	124,728	—
Warrants	1,020,900	—	452,858	—

Weighted average number of shares used in diluted earnings (loss) per share	65,458,743	54,721,924	64,863,493	54,945,823

LPATH, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

September 30, 2011

Note 6—EARNINGS PER SHARE (Continued)

        Anti-dilutive common stock equivalents were excluded from the calculation of diluted income (loss) per share as follows:

	Periods Ended September 30, 2011
	Nine Months	Three Months
Stock options	616,200	616,200
Warrants	2,137,277	13,717,358
Restricted stock units	1,290,640	768,740

Total	4,044,117	15,102,298

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of
 LPATH, INC.

        We have audited the accompanying consolidated balance sheets of Lpath, Inc. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lpath, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, effective the first day of its fiscal 2009, the Company adopted Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 815, "Derivatives and Hedging."

/s/ Moss Adams LLP

San Diego, California
March 23, 2011

LPATH, INC.

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$6,803,506	$6,171,486
Accounts receivable	15,390,277	341,451
Prepaid expenses and other current assets	166,682	180,652

Total current assets	22,360,465	6,693,589
Equipment and leasehold improvements, net	111,403	238,753
Patents, net	1,331,612	901,026
Deposits and other assets	35,542	36,606

Total assets	$23,839,022	$7,869,974

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$488,557	$253,252
Accrued compensation	637,883	169,992
Accrued expenses	1,630,280	745,853
Deferred contract revenue, current portion	6,665,000	659,573
Deferred rent, current portion	—	49,990
Leasehold improvement debt, current portion	—	15,116

Total current liabilities	9,421,720	1,893,776
Deferred contract revenue, long-term portion	7,210,000	—
Warrants	4,200,000	4,100,000

Total liabilities	20,831,720	5,993,776

Stockholders' Equity:
Common stock—$.001 par value; 200,000,000 shares authorized; 60,338,029 and 53,027,308 issued and outstanding at December 31, 2010 and 2009, respectively	60,338	53,027
Additional paid-in capital	39,993,930	34,267,963
Accumulated deficit	(37,046,966)	(32,444,792)

Total stockholders' equity	3,007,302	1,876,198

Total liabilities and stockholders' equity	$23,839,022	$7,869,974

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Operations

Years Ended December 31,

	2010	2009
Revenues:
Grant and royalty revenue	$1,803,046	$1,235,510
Research and development revenue under collaborative agreements	6,032,506	10,673,760

Total revenues	7,835,552	11,909,270
Expenses:
Research and development	7,819,545	6,628,200
General and administrative	4,504,802	3,479,326

Total expenses	12,324,347	10,107,526

Income (loss) from operations	(4,488,795)	1,801,744

Other income, net	(13,379)	(18,734)
Change in fair value of warrants	(100,000)	2,200,000

Total other income (expense)	(113,379)	2,181,266

Net income (loss)	$(4,602,174)	$3,983,010

Earnings (loss) per share
Basic	$(0.08)	$0.07
Diluted	$(0.08)	$0.07
Weighted average shares outstanding used in the calculation
Basic	55,765,935	54,177,677
Diluted	55,765,935	56,825,586

See accompanying notes to the consolidated financial statements.

Lpath, Inc.

Condensed Consolidated Statement of Changes in Stockholders' Equity

Years Ended December 31, 2010 and 2009

	Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance, January 1, 2009	52,657,911	$52,657	$43,144,945	$(39,627,802)	$3,569,800
Cumulative effect of change in accounting principle			(9,500,000)	3,200,000	(6,300,000)
Stock options exercised	310,372	311	35,501		35,812
Stock-based compensation	59,025	59	587,517		587,576
Net income				3,983,010	3,983,010

Balance, December 31, 2009	53,027,308	53,027	34,267,963	(32,444,792)	1,876,198
Common stock and warrants issued for cash, net of issuance costs	6,978,128	6,978	4,671,002		4,677,980
Stock options exercised	230,000	230	23,270		23,500
Stock-based compensation	102,593	103	1,031,695		1,031,798
Net loss				(4,602,174)	(4,602,174)

Balance, December 31, 2010	60,338,029	$60,338	$39,993,930	$(37,046,966)	$3,007,302

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

	2010	2009
Cash flows from operating activities:
Net income (loss)	$(4,602,174)	$3,983,010
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation expense	1,031,798	587,576
Change in fair value of warrants	100,000	(2,200,000)
Depreciation and amortization	165,304	176,690
Deferred rent expense	(49,990)	(51,130)
Foreign currency exchange gain	(14,595)	47,970
Changes in operating assets and liabilities:
Accounts receivable	(15,048,826)	314,770
Prepaid expenses and other current assets	13,970	24,211
Accounts payable and accrued expenses	1,602,218	(1,266,178)
Deferred contract revenue	13,215,427	(2,673,760)
Deposits and other assets	1,064	2,055

Net cash used in operating activities	(3,585,804)	(1,054,786)

Cash flows from investing activities:
Equipment and leasehold improvement expenditures	(1,958)	(109,567)
Patent expenditures	(466,582)	(460,288)

Net cash used in investing activities	(468,540)	(569,855)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants, net	4,677,980	—
Proceeds from options and warrants exercised	23,500	35,812
Repayments of leasehold improvement debt	(15,116)	(15,278)

Net cash provided by financing activities	4,686,364	20,534

Net increase (decrease) in cash	632,020	(1,604,107)
Cash and cash equivalents at beginning of period	6,171,486	7,775,593

Cash and cash equivalents at end of period	$6,803,506	$6,171,486

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Income taxes	$1,600	$1,600

Supplemental Schedule of Non-cash Investing and Financing Activities:
Change in fair value of warrant liability	$100,000	$(2,200,000)

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

  Organization and Business

        Lpath, Inc. ("Lpath," "we," or "company") is a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. We have two product candidates that are currently in clinical development, and one in pre-clinical evaluation.

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of Lpath, Inc. and its wholly-owned subsidiary, Lpath Therapeutics Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

  Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from those estimates.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of cash deposits, money market deposits, and certificates of deposit.

  Concentration of Credit Risk

        Financial instruments that potentially subject the company to a significant concentration of credit risk consist of cash and cash equivalents. The company maintains its cash balances with one major commercial bank. The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in 2010, provides temporary unlimited deposit insurance coverage for noninterest-bearing transaction accounts at all depository institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). That unlimited insurance coverage will terminate on December 31, 2012. Accounts at FDIC-insured institutions not covered by the Dodd-Frank legislation are insured by the FDIC up to $250,000.

        The company invests its excess cash in money market mutual funds and in certificates of deposit of federally insured financial institutions. The company has established guidelines relative to diversification of its cash investments and their maturities that are intended to secure safety and liquidity. To date, the company has not experienced any impairment losses on its cash equivalents.

        The company has not experienced any losses on its deposits of cash and cash equivalents, short-term and long-term investments.

        The company's accounts receivable are derived from entities located in the United States. The company performs ongoing credit evaluation of its debtors, does not require collateral, and maintains

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

allowances for potential credit losses on customer accounts when deemed necessary. To date, there have been no such losses and the company has not recorded an allowance for doubtful accounts.

  Equipment and Leasehold Improvements

        Equipment and leasehold improvements are recorded at cost. Equipment depreciation is computed using the straight-line method over the estimated useful asset lives, which range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remainder of the lease term. Repairs and maintenance are charged to expense as incurred.

  Patents

        Legal and filing costs directly associated with obtaining patents are capitalized. Upon issuance of a patent, amortization is computed using the straight-line method over the estimated remaining useful life of the patent.

  Long-Lived Assets

        The company accounts for the impairment and disposition of long-lived assets for events or changes in circumstances which indicate that their carrying value may not be recoverable. The company recorded charges for impairments of patents totaling $23,567 and $11,973 in 2010 and 2009, respectively.

  Deferred Rent

        Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreement is recorded as deferred rent. Lease incentives, including tenant improvement allowances, are also recorded to deferred rent and amortized on a straight-line basis over the lease term.

  Stock-Based Compensation Expense

        Compensation expense is measured based on the fair value of the award at the grant date, including estimated forfeitures, and is adjusted to reflect actual forfeitures and the outcomes of certain conditions. Compensation issued to non-employees is periodically remeasured and income or expense is recognized during their vesting terms.

  Revenue Recognition

        Lpath has and may in the future enter into collaborations where we receive non-refundable up-front payments. Generally, these payments secure licenses to Lpath drug candidates. Non-refundable payments are recognized as revenue when the company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured, and the company has no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements, are analyzed to determine whether the deliverables, which often include a license together with performance obligations

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

such as research and development responsibilities and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. The company recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting, and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

        If the company is involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, the company assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the company expects to complete its aggregate performance obligations.

        When the company receives reimbursement for our research costs under collaborative agreements, such reimbursements are recognized as revenue as the underlying costs are incurred.

        Whenever the company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. The company recognizes revenue using the relative performance method provided that the company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

        If the company cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and the company can reasonably estimate when the performance obligation ceases or the remaining obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the company expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

        If the company cannot reasonably estimate when its performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the company can reasonably

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

        Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the company is expected to complete its performance obligations under an arrangement.

        Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

  •
  the milestone payments are non-refundable;

  •
  achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

  •
  substantive company effort is involved in achieving the milestone;

  •
  the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,

  •
  a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

        Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue, as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

        Grant Revenue.    Lpath's primary source of revenue to date has been research grants received from the National Institutes of Health. Lpath recognizes grant revenue as the related research expenses are incurred, up to contractual limits. Included under this caption are receipts in November 2010 from two grants totaling $489,000 under the IRS Qualifying Therapeutic Discovery Project program.

        Royalty Revenue.    Lpath recognizes royalty revenue from licensed products when earned in accordance with the terms of the license agreements. The licensee's net sales figures used for calculating royalties include deductions for costs of unsaleable returns, cash discounts, freight, postage and insurance.

  Research and Development

        Research and development costs are charged to expense when incurred.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Employee Benefit Plan

        The company has a 401(k) defined contribution plan that provides benefits for most employees. An employee is eligible to participate in this plan after one month of service. The plan provides for full vesting of benefits over five years. Company contributions to the plan are made at the discretion of the Board of Directors and aggregated $54,786 and $62,803 in 2010 and 2009, respectively.

  Income Taxes

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        A net deferred tax asset related primarily to federal and state net operating loss and research and development credit carryforwards has been fully reserved due to uncertainties regarding Lpath's ability to realize these tax benefits in future periods. Consequently, no income tax benefit has been recorded for the years ended December 31, 2010 and 2009.

        Lpath periodically evaluates its tax positions to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities. Lpath has not incurred any interest or penalties as of December 31, 2010 with respect to income tax matters. Lpath does not expect that there will be unrecognized tax benefits of a significant nature that will increase or decrease within 12 months of the reporting date.

  Comprehensive Income (Loss)

        Comprehensive loss is comprised of net loss and certain changes in equity that are excluded from net loss. At December 31, 2010 and 2009, Lpath had no reportable differences between net income (loss) and comprehensive income (loss) per share data.

  Per Share Data

        Basic net income (loss) per common share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common and common dilutive equivalent shares, such as stock options, restricted stock units, restricted stock awards, warrants, and convertible securities, outstanding during the period.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 2—RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENT

        In 2010, we entered into an agreement providing Pfizer Inc. with an exclusive option for a worldwide license to develop and commercialize iSONEP™, Lpath's lead monoclonal antibody product candidate that is being evaluated for the treatment of wet age-related macular degeneration ("wet AMD") and other ocular disorders. iSONEP is scheduled to begin a Phase 1b clinical trial in wet AMD patients with Pigment Epithelial Detachment ("PED"), a complication of wet AMD, in the first quarter of 2011 and a Phase 2a clinical trial in wet AMD patients in the second quarter of 2011.

        Under the terms of the agreement, Pfizer will provide Lpath with an up-front option payment of $14 million in addition to sharing the cost of the planned Phase 1b and Phase 2a trials. Such upfront payment was received in January 2011. Following completion of the two studies, Pfizer has the right to exercise its option for worldwide rights to iSONEP for an undisclosed option fee and, if Pfizer exercises its option, Lpath will be eligible to receive development, regulatory and commercial milestone payments that could total up to $497.5 million; in addition, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP. As part of the agreement, Lpath has granted to Pfizer a time-limited right of first refusal for ASONEP™, Lpath's product candidate that is being evaluated for the treatment of cancer. Two Phase 2a trials are currently planned to further assess ASONEP's efficacy and safety in cancer patients.

        In 2010, we recognized $1.4 million as cost reimbursements and amortization of option fees under the Pfizer agreement.

        Work under the 2008 License Agreement with Merck concluded in April 2010. Merck paid Lpath research and development funding of $2,000,000 in 2010 and $6,000,000 in 2009, which we used to support development activities related to ASONEP, including our Phase 1 clinical trial. In addition Merck paid us $2,000,000 upon the achievement of certain ASONEP development objectives in March 2010 and August 2009. As of December 31, 2010, we had received a total of $17,000,000 from Merck under the terms of this arrangement.

        In connection with the termination of the License Agreement dated October 28, 2008 by and between the company and Merck KGaA, the company has received payment from Merck KGaA in the first quarter of 2011 in the amount of $675,000 to discharge certain payment obligations that survived termination of the License Agreement.

        Under the Merck collaborative agreement, we recognized revenue related to the up-front licensing fee and initial development funding of $2,659,573 and $8,673,760 in 2010 and 2009, respectively. In 2009 and 2010, we recognized and received an additional $2,000,000 in each year related to the achievement of certain ASONEP development objectives.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 3—COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

	December 31,
	2010	2009
Equipment and leasehold improvements
Office furniture and fixtures	$28,909	$28,908
Laboratory equipment	426,798	424,841
Computer equipment and software	139,090	139,090
Leasehold improvements	150,303	150,303

	745,100	743,142
Accumulated depreciation	(633,697)	(504,389)

Equipment, net	$111,403	$238,753

Patents
Patents	$1,415,304	$972,289
Accumulated amortization	(83,692)	(71,263)

Patents, net	$1,331,612	$901,026

Note 5—FAIR VALUE MEASUREMENTS

        The company measures fair value in accordance with the applicable accounting standards in the FASB Codification. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  •
  Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access as of the measurement date.

  •
  Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability, or indirectly observable through corroboration with observable market data.

  •
  Level 3—unobservable inputs for the asset or liability are only used when there is little, if any, market activity for the asset or liability at the measurement date.

        This hierarchy requires the company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 5—FAIR VALUE MEASUREMENTS (Continued)

Recurring Fair Value Estimates

        The company's recurring fair value measurements at December 31, 2010 were as follows:

	Fair Value as of December 31, 2010	In Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized Losses during the Year Ended December 31, 2010
Liabilities:
Warrants expiring April - June 2012	$3,200,000	$—	$—	$3,200,000	$—
Warrants expiring August 2013	1,000,000	—	—	1,000,000	(100,000)

	$4,200,000	$—	$—	$4,200,000	$(100,000)

        The unrealized gains for the year ended December 31, 2010 are included on the consolidated income statement as change in fair value of warrants.

  Recurring Level 3 Activity, Reconciliation, and Basis for Valuation

        The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3). The table reflects net gains and losses for all financial assets and liabilities categorized as Level 3 as of December 31, 2010.

        Fair Value Measurements Using Significant Unobservable Inputs (Level 3):

Liabilities:
Warrant liability as of January 1, 2010	$4,100,000
Increase in fair value of warrants	100,000

Warrant liability as of December 31, 2010	$4,200,000

        The company determined the fair value of the warrants using a Black-Scholes model with consideration given to their "down-round" protection provisions that reduce the exercise price if the company issues new warrants or equity at a price lower than the stated exercise price. The model considered amounts and timing of future possible equity and warrant issuances and historical volatility of the company's stock price.

Note 6—RESEARCH AND LICENSE AGREEMENTS

        In August 2006, Lpath and Lonza Biologics, PLC ("Lonza") entered into two agreements, a License Agreement and a Research Evaluation Agreement. Both agreements grant Lpath the use of certain proprietary technology to assist in the development of monoclonal antibodies. Under the terms of the License Agreement an annual license fee of approximately £300,000 (approximately $460,000 at December 31, 2010) may accrue when Lpath utilizes the Lonza technology in the manufacture of drug substance to be used in clinical trials. The License Agreement further provides that payment of this license fee will be deferred until Lpath's drug candidate utilizing that technology begins Phase 2 clinical

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 6—RESEARCH AND LICENSE AGREEMENTS (Continued)

trials. While it is not possible to accurately predict when, or if, the drug candidate will progress to the initiation of Phase 2 clinical trials, management believes that it is likely that payment of this fee will occur prior to December 2011. Under the terms of the Research Evaluation Agreement, a license fee is due annually. The company paid Lonza Biologics PLC annual license fees totaling approximately $55,000 and $61,000 during 2010 and 2009, respectively, related to the Research Evaluation Agreement.

        In August 2006, Lpath and Laureate Pharma, Inc. ("Laureate Pharma") entered into a Development and Manufacturing Services Agreement for the development, manufacture and storage of Lpath's Sonepcizumab monoclonal antibody for use in clinical trials. The company paid Laureate Pharma approximately $937,000 and $527,000 during 2010 and 2009, respectively, related to this agreement.

        In August 2005, Lpath entered into a collaboration agreement with AERES Biomedical ("AERES") to "humanize" the company's Sphingomab monoclonal antibody. Humanization under this agreement with AERES involves utilizing proprietary processes owned by AERES for the purpose of modifying Sphingomab antibodies originally contained in mice for potential human acceptance in a clinical trial. The humanized version of Sphingomab that was produced from the collaboration with AERES is called Sonepcizumab. No amounts were paid to AERES during 2010 and 2009. Lpath could owe certain additional contingent amounts when drug candidates based on Sonepcizumab pass through the levels of the FDA drug review and approval process. AERES will be entitled to a royalty, not to exceed 4%, on any revenues generated by the ultimate commercialization of any drug candidate based on Sonepcizumab.

Note 7—OBLIGATIONS UNDER REGISTRATION RIGHTS AGREEMENTS

        The company entered into two separate Registration Rights Agreements (collectively, the "2007 and 2008 Registration Rights Agreements") with the investors participating in private placements in 2007 and 2008, respectively. The company met its initial obligations under each of the 2007 and 2008 Registration Rights Agreements when Registration Statements the company filed to register with the Securities and Exchange Commission (the "SEC") the Class A common stock issued in the respective private placements, together with the Class A common stock to be issued upon exercise of the warrants (collectively, the "2007 and 2008 Registration Statements") were declared effective by the SEC in 2007 and 2008, respectively. The 2007 and 2008 Registration Rights Agreements also provide that if the respective Registration Statement ceases to remain continuously effective for more than 30 consecutive days, or more than an aggregate of 60 calendar days during any 12-month period, the company may be required to make cash payments, as partial liquidated damages, to each investor in the respective private placement in an amount equal to 1.25% of the aggregate amount invested by such investor for each 30-day period, or any portion of a 30-day period. The 2007 and 2008 Registration Rights Agreements also provide that the maximum aggregate liquidated damages payable by the company shall be 8.75% of the aggregate amount invested. The company's obligation to maintain the effectiveness of the 2007 and 2008 Registration Statements will continue until all of the shares issued in this private placement have been sold, or the date on which these shares may be sold pursuant to Rule 144(k).

        The company entered into a Registration Rights Agreement (the "2010 Registration Rights Agreement") with the investors participating in a private placement in 2010. The company met its initial obligations under the 2010 Registration Rights Agreement when a Registration Statements the

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 7—OBLIGATIONS UNDER REGISTRATION RIGHTS AGREEMENTS (Continued)

company filed to register with the Securities and Exchange Commission (the "SEC") the Class A common stock issued in the private placement, together with the Class A common stock to be issued upon exercise of the warrants (collectively, the "2010 Registration Statement") was declared effective by the SEC in 2010. The 2010 Registration Rights Agreement also provides that if the Registration Statement ceases to remain continuously effective for more than 30 consecutive days or more than an aggregate of 60 calendar days during any 12-month period, the company may be required to make cash payments, as partial liquidated damages, to each investor in the respective private placement in an amount equal to 1.00% of the aggregate amount invested by such investor for each 30-day period, or any portion of a 30-day period. The 2010 Registration Rights Agreement also provides that the maximum aggregate liquidated damages payable by the company shall be 6.00% of the aggregate amount invested. The company's obligation to maintain the effectiveness of the 2010 Registration Statement will continue until the earlier of (i) the date 120 days after none of the holders is an affiliate of the Company, (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold, (iii) the date on which all Registrable Securities covered by such Registration Statement may be sold without volume restrictions pursuant to Rule 144(b)(1), or (iv) November 16, 2013.

        Based on the company's experience since filing its first registration statement in 2006, the company believes that it is unlikely that it will be required to pay any liquidated damages under the provisions of the 2007 and 2008 Registration Rights Agreements or the 2010 Registration Rights Agreement, and therefore has not recorded a liability for that potential obligation.

Note 8—STOCKHOLDERS' EQUITY

  Common Stock

        In November 2010, the company received gross proceeds of $4,678,000 from the sale of common stock and warrants through a private placement. Lpath issued 6,978,128 shares of Class A common stock at a price of $0.70 per share. Each investor also received warrants to purchase the number of shares of Class A common stock equal to 25% of the number of common shares purchased in this financing. This resulted in the issuance of warrants to purchase a total of 4,018,244 shares of Class A common stock in this transaction. The warrants are exercisable at a price of $1.00 per share and expire on November 16, 2012.

        Stock issuance costs related to the private placement were paid in cash and warrants. Cash expenses for this transaction totaled $207,000, including placement agent fees totaling $135,000 and legal and other fees totaling $72,000. In addition, 138,904 warrants were issued to placement agents. These warrants carry an exercise price of $1.00 per share and expire on November 16, 2012.

  Preferred Stock

        Lpath is authorized to issue up to 15,000,000 shares of preferred stock, par value $0.001. As of December 31, 2010 and 2009, there were no preferred stock shares issued or outstanding.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 8—STOCKHOLDERS' EQUITY (Continued)

  Equity Incentive Plan

        In November 2005, the company adopted the Lpath, Inc. 2005 Stock Option and Stock Purchase Plan, which permitted stock option grants to employees, outside consultants, and directors. In October 2007, Lpath's stockholders approved the amendment of this plan which was concurrently renamed the Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan ("the Plan"). There are 10,390,000 shares of Class A common stock authorized for grant under the Plan. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of Lpath's common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the company's common stock, restricted stock, and restricted stock units. All stock options granted to date have a ten-year life and vest over zero to five years. Restricted stock units granted have a five-year life and vest over zero to four years, or upon the achievement of specified clinical trial milestones. As of December 31, 2010, a total of 3,275,082 shares of Class A common stock were available for future grant under the Plan.

        The following table presents stock-based compensation as included in the company's consolidated statements of operations:

	2010	2009
Stock-based compensation expense by type of award:
Stock options	$24,436	$228,394
Restricted stock units	1,007,362	359,182

Total stock-based compensation expense	$1,031,798	$587,576

Effect of stock-based compensation expense on income by line item:
Research and development	$369,515	$97,439
General and administrative	662,283	490,137

Total stock-based compensation expense	$1,031,798	$587,576

        Fair value is determined at the date of grant for employee options and restricted stock units, and at the date at which the grantee's performance is complete for non-employee options and restricted stock units. Compensation cost is recognized over the vesting period based on the fair value of the options and restricted stock units.

        Because of the company's net operating losses for tax purposes, it did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2010 and 2009.

  Stock Options

        No stock options were granted in 2010 or 2009.

        As of December 31, 2010, there was $7,000 of total unrecognized compensation expense, net of estimated forfeitures, related to unvested options granted under the Plan. That expense is expected to be recognized over a weighted-average period of 0.3 years.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 8—STOCKHOLDERS' EQUITY (Continued)

        The company uses the Black-Scholes valuation model to estimate the fair value of stock options at the grant date. The Black-Scholes valuation model uses the option exercise price as well as estimates and assumptions related to the expected price volatility of the company's stock, the rate of return on risk-free investments, the expected period during which the options will be outstanding, and the expected dividend yield for the company's stock to estimate the fair value of a stock option on the grant date.

        The weighted-average valuation assumptions were determined as follows:

    •
    Expected stock price volatility:  The estimated expected volatility is based on a weighted-average calculation of a peer group and the company's historical volatility.

    •
    Risk-free interest rate:  The company bases the risk-free interest rate on the interest rate payable on U.S. Treasury debt securities.

    •
    Expected term of options:  The expected term of options granted is derived using assumed exercise rates based on historical exercise patterns and represents the period of time that options granted are expected to be outstanding.

    •
    Expected annual dividends:  The estimate for annual dividends is zero because the company has not historically paid, and does not intend for the foreseeable future to pay, a dividend.

        A summary of the stock option activity under the plan as of December 31, 2010 and 2009, and changes during the years then ended, is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	3,642,347	0.53
Granted	—	—
Exercised	(310,372)	0.12
Expired	(160,671)	1.00
Forfeited	(23,999)	0.89

Outstanding at December 31, 2009	3,147,305	0.55
Granted	—	—
Exercised	(230,000)	0.10
Expired	(54,470)	0.90
Forfeited	(30,000)	0.90

Outstanding at December 31, 2010	2,832,835	0.55	4.70	$1,079,077

Vested and exercisable at December 31, 2010	2,824,918	$0.57	4.71	$1,079,077

        The aggregate intrinsic value in the table above represents the total intrinsic value which would have been received by the stock option holders had all option holders exercised their options as of that date. The aggregate intrinsic value is calculated as the difference between the fair market value of the

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 8—STOCKHOLDERS' EQUITY (Continued)

company's common stock on December 31, 2010 of $0.89 and the exercise price of stock options, multiplied by the number of shares subject to such stock options.

        At December 31, 2010, the company had 2,015,835 stock options outstanding with strike prices below the company's market price of $0.89 on that date, of which all were vested and exercisable. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was $162,600 and $250,000, respectively. Cash received from option exercises during the years ended December 31, 2010 and 2009 was $23,500 and $36,000, respectively. Upon stock option exercises the company issues new shares of common stock.

  Restricted Stock Units

        As of December 31, 2010, there was $651,000 of total unrecognized stock-based compensation expense related to unvested restricted stock units granted under the Equity Incentive Plan. The company expects to recognize that expense over a weighted-average period of 1.9 years.

        The following table summarizes the restricted stock units activity of the company during 2010 and 2009:

	Total Restricted Stock Units	Weighted Average Grant- Date Fair Value
Outstanding January 1, 2009	2,387,425	$2.05
Granted	809,000	0.86
Shares issued	(59,025)	1.90
Forfeited	(926,024)	1.53

Outstanding December 31, 2009	2,211,376	1.23
Granted	524,556	0.80
Shares issued	(9,126)	1.21
Forfeited	(21,374)	1.71

Outstanding December 31, 2010	2,705,432	$1.15

  Warrants

        Lpath adopted EITF 07-5 effective January 1, 2009. The adoption of EITF 07-5's (codified in Financial Accounting Standards Board Accounting Standards Codification Topic 815, "Derivatives and Hedging.") requirements can affect the accounting for warrants that contain provisions that protect holders from a decline in the stock price (or "down-round" protection). For example, warrants with such provisions will no longer be recorded in equity. Down-round protection provisions reduce the exercise price of a warrant or convertible instrument if a company either issues equity shares for a price that is lower than the exercise price of those instruments, or issues new warrants or convertible instruments that have a lower exercise price. The company evaluated whether warrants to acquire stock of the company contain provisions that protect holders from declines in the stock price or otherwise could result in modification of the exercise price and/or shares to be issued under the respective warrant agreements based on a variable that is not an input to the fair value of a "fixed-for-fixed"

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 8—STOCKHOLDERS' EQUITY (Continued)

option. The company determined that the following warrants contained such provisions, and therefore, pursuant to the applicable criteria, they were not indexed to the company's own stock:

Warrant Expiration Dates	Number of Shares	Exercise Price per Share
April - June 2012	8,310,440	$1.00
August 2013	2,037,277	$1.19

        The company, beginning on January 1, 2009, recognizes these warrants as liabilities at their respective fair values on each reporting date. The cumulative effect of the change in accounting for these warrants of $3,200,000 was recognized as an adjustment to the opening balance of accumulated deficit at January 1, 2009. The cumulative effect adjustment was the difference between the amounts recognized in the consolidated balance sheet before initial adoption of ASC 815 and the amounts recognized in the consolidated balance sheet upon the initial application of ASC 815. The amounts recognized in the consolidated balance sheet as a result of the initial application of ASC 815 on January 1, 2009 were determined based on the amounts that would have been recognized if ASC 815 had been applied from the issuance date of the warrants.

        The warrant liability reflected on Lpath's balance sheet is a consequence of current generally accepted accounting principles, arising from the implementation of ASC 815. There is no foreseeable circumstance under which Lpath can be required to make any cash payment to settle the warrant liability now carried on the balance sheet.

        The following table summarizes Lpath warrants outstanding as of December 31, 2010:

Warrant Expiration Date	Number of Shares	Exercise Price per Share
February 12, 2012	50,000	$2.00
April 6, 2012	6,710,674	$1.00
June 13, 2012	1,599,766	$1.00
October 31, 2012	531,394	$0.16
November 16, 2012	3,627,968	$1.00
February 28, 2013	50,000	$2.00
August 12, 2013	1,941,078	$1.19
August 15, 2013	82,929	$1.19
August 18, 2013	13,270	$1.19
June 24, 2014	40,000	$0.80
December 24, 2015	40,000	$0.80

Total:	14,687,079

Weighted average:		$1.01

        The terms of all outstanding warrants permit the company, upon exercise of the warrants, to settle the contract by the delivery of unregistered shares. During 2010 and 2009, 5,554,631 and 390,000 warrants expired, respectively.

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 9—INCOME TAXES

        As of December 31, 2010, Lpath had federal and California net operating loss ("NOL") carryforwards of approximately $38 million and $33 million, respectively, that will expire beginning in 2018 and continue expiring through 2030. Portions of these NOL carryforwards may be used to offset future taxable income, if any. In some years, such as 2009 and 2010, the California state government has suspended the use of existing California NOL carryforwards. In those years companies have not been permitted to utilize NOL carryforwards to reduce the amount of taxes payable to the state.

        As of December 31, 2010, Lpath also has federal and California research and development tax credit carryforwards of $855,000 and $618,000, respectively, available to offset future taxes. The federal credits begin expiring in 2019, and the state credits do not expire.

        Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in Lpath's ownership limit the amount of net operating loss carryforwards and tax credit carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in Lpath's consolidated financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets.

        Significant components of the company's deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets:
Federal and state net operating loss carryforwards	$15,901,000	$13,804,000
Research and development credit carryforwards	1,474,000	1,369,000
Stock-based compensation	2,490,000	2,082,000
Deferred contract revenue	340,000	672,000
Other, net	22,000	13,000

	20,227,000	17,940,000

Deferred tax liabilities:
State taxes	(1,469,000)	(1,331,000)
Patent costs	(570,000)	(386,000)

	(2,039,000)	(1,717,000)

Total deferred tax assets	18,188,000	16,223,000
Valuation allowance	(18,188,000)	(16,223,000)

Net deferred tax assets	$—	$—

        Realization of the deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

        As a result of the company's significant operating loss carryforwards and the corresponding valuation allowance, no income tax provision/benefit has been recorded as of December 31, 2010 and

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 9—INCOME TAXES (Continued)

2009. The provision for income taxes using the statutory federal income tax rate of 34% as compared to the company's effective tax rate is summarized as follows:

	2010	2009
Federal tax benefit (expense) at statutory rate	$1,565,000	$(1,354,000)
State tax benefit (expense), net	267,000	(108,000)
Change in fair value of warrants	(34,000)	748,000
R&D credits	166,000	(535,000)
Employee stock-based compensation	31,000	(20,000)
Other permanent differences	(30,000)	(583,000)
Increase (decrease) in valuation allowance	(1,965,000)	1,852,000

Provision for income taxes	$—	$—

Note 10—EARNINGS (LOSS) PER SHARE

        Basic and diluted earnings (loss) per share were calculated as follows:

	Years Ended December 31,
	2010	2009
Net income (loss)	$(4,602,174)	$3,983,010
Weighted-average number of shares used in basic earnings (loss) per share	55,765,935	54,177,677
Additional dilutive shares from the assumed exercise of outstanding:
Options	—	1,846,884
Restricted stock units	—	225,840
Warrants	—	575,185

Weighted-average number of shares used in diluted earnings (loss) per share	55,765,935	56,825,586

        Anti-dilutive common stock equivalents were excluded from the calculation of diluted income (loss) per share as follows:

	Years Ended December 31,
	2010	2009
Stock options	1,353,563	1,332,881
Warrants	14,687,079	15,343,549
Restricted stock units	85,041	225,840

Total	16,125,683	16,902,270

LPATH, INC.

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2010 and 2009

Note 11—RELATED-PARTY TRANSACTIONS

        Lpath subleases a portion of its facility to Western States Investment Corporation ("WSIC"), owned by two individuals who are among Lpath's largest stockholders. The terms of the sublease, in general, are the same as the terms of the company's direct lease. In addition, certain Lpath employees provide investment oversight, accounting, and other administrative services to WSIC. Certain WSIC employees also provide services to Lpath. Lpath and WSIC reimburse each other for costs incurred on behalf of the other entity. Lpath's rent expense totaled $180,000 and $173,000 for the years ended December 31, 2010 and 2009, respectively. Lpath's sublease income amounted to $18,000 and $17,000 for the years ended December 31, 2010 and 2009, respectively.

        During 2010, Lpath invoiced WSIC $92,160 for investment oversight expenses and $18,567 for lease and facility related expenses. During 2009, Lpath invoiced WSIC $115,200 for investment oversight expenses, and $18,478 for lease and facility related expenses. During 2010 and 2009, WSIC billed Lpath $41,877 and $33,262, respectively, for administrative expenses.

        As of December 31, 2010, WSIC owed Lpath $27,486 for facility expenses and investment oversight services and Lpath owed WSIC $22,278 for services provided to Lpath. As of December 31, 2009, there were no amounts due to or from WSIC.

12,500,000 Units

12,500,000 Units Consisting of
One Share of Common Stock and 0.5 of a
Warrant to Purchase One Share of Common Stock

PROSPECTUS

Morgan Joseph TriArtisan	Summer Street Research Partners

                        , 2012

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the fees and expenses incurred or expected to be incurred by Lpath, Inc. in connection with the issuance and distribution of the securities being registered hereby, other than placement agent fees. All of the amounts shown are estimated except the SEC registration fee. Estimated fees and expenses can only reflect information that is known at the time of filing this registration statement and are subject to future contingencies, including additional expenses for future offerings.

SEC registration fee	$1,953.93
Legal fees and expenses	$200,000.00
Accounting fees and expenses	$20,000.00
Transfer agent fees and expenses	$10,000.00
Printing and engraving expenses	$10,000.00
Miscellaneous fees and expenses	$58,046.07
Total	$300,000.00

Item 14.    Indemnification of Directors and Officers.

        Our Bylaws provide for indemnification of our directors, officers and employees as follows:

        Every director, officer, or employee shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for our best interests.

        Our Bylaws further state that we shall provide to any person who is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

        Our Articles of Incorporation state that any of our directors or officers shall not be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of our directors or officers for acts or omissions prior to such repeal or modification.

        Article VII of the Articles of Incorporation states:

          "Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

          Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer."

        We have entered into indemnification agreements with our directors and officers. Subject to certain limited exceptions, under these agreements, we will be obligated, to the fullest extent not prohibited by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Lpath. We also maintain liability insurance for our directors and officers in order to limit our exposure to liability for indemnification of such persons.

        In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.    Recent Sales of Unregistered Securities.

        On November 16, 2010, the Company entered into the Stock Purchase Agreement (the "2010 SPA") by and between the Company and certain investors (the 2010 SPA and related documents together, the "2008 Financing"). Pursuant to the 2010 SPA, the Company sold 6,978,128 shares of its Class A common stock at $0.70 per share and also issued warrants to purchase 3,489,064 shares of Class A common stock at an exercise price of $1.00 per share, for aggregate proceeds of approximately $4.9 million. In addition, the company issued warrants to purchase 138,904 shares of Class A common stock to the placement agents participating in the private placement. These placement agents warrants have an exercise price of $1.00 per share.

        No underwriter or underwriting discount or commission was involved in any of the transactions set forth above. The offer and sale of our securities summarized above was made to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) and without any publicity or advertising, and thus subject to an exemption from registration under Section 4(2) of the Securities Act as a transaction by the issuer not involving a public offering.

Item 16.    Exhibits.

        (a)    Exhibits required by Item 601 of Regulation S-K.    The following exhibits are filed as a part of, or incorporated by reference into, this Registration Statement:

2.1	Agreement and Plan of Reorganization, by and between Neighborhood Connections, Inc., Neighborhood Connections Acquisition Corporation, and Lpath Therapeutics Inc. dated July 15, 2005 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).
2.2
Acquisition Agreement and Plan of Merger, dated as of March 19, 2004, between Neighborhood Connections, Inc. and JCG, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on March 22, 2004 and incorporated herein by reference).
3.1	Amendment to Articles of Incorporation filed December 1, 2005 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).
3.2
Articles of Incorporation filed on September 18, 2002 (filed as Exhibit 3.1 to Amendment No. 1 to the Annual Report on Form 10-KSB/A for the year ended December 31, 2003 (the "2003 Amended 10-KSB") (filed on March 25, 2004 and incorporated herein by reference).
3.3	Amendment to Articles of Incorporation filed on December 27, 2002 (filed as Exhibit 3.3 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference).
3.4	Amended and Restated By-laws (filed as Exhibit 3.4 to the Quarterly Report on Form 10-QSB filed on November 13, 2006 and incorporated herein by reference).
3.5
Amended and Restated Bylaws, as amended on April 3, 2007 (conformed) (filed as Exhibit 3.5 to the Registration Statement on Form SB-2, SEC File No. 144199 (the "June 2007 SB-2") and incorporated herein by reference).
3.6	Amendment to Articles of Incorporation filed on June 8, 2007 (filed as Exhibit 3.6 to the June 2007 SB-2 and incorporated herein by reference).
4.1
Form of Warrant issued to purchasers of Convertible Secured Promissory Notes as amended by the Omnibus Amendment to Convertible Secured Promissory Notes and Warrants dated November 30, 2005 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).
4.2
Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated March 28, 2006 (filed as Exhibit 4.7 to the registration statement on Form SB-2 filed on March 30, 2006, SEC File No. 333-132850, and incorporated herein by reference).
4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated April 6, 2007 (April 2007 Warrants) (filed as Exhibit 4.7 to the June 2007 SB-2 and incorporated herein by reference).
4.4	Form of Warrant issued pursuant to the Securities Purchase Agreement dated June 13, 2007 (June 2007 Warrants) (filed as Exhibit 4.8 to the June 2007 SB-2 and incorporated herein by reference).
4.5
Form of Warrant issued pursuant to the Securities Purchase Agreement dated August 12, 2008 (August 2008 Warrants) (filed as Exhibit 4.10 to the registration statement on Form S-1 filed on September 11, 2008, SEC File No. 333-153423 and incorporated herein by reference).

4.6	Form of Warrant issued pursuant to the Securities Purchase Agreement, dated November 16, 2010, by and between Lpath, Inc. and each purchaser identified therein (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference).
4.7	Form of Common Stock Purchase Warrant for Investors in the Units.**
4.8	Form of Common Stock Purchase Warrant for Placement Agents of the Units.**
4.9	Form of Warrant for Griffin Securities, Inc.**
5.1	Opinion of DLA Piper LLP (US) (to be filed as Exhibit 5.1).**
10.1
Lease dated May 31, 2011 between Sorrento Science Park, LLC and Lpath, Inc. for 4025 Sorrento Valley Blvd. San Diego, California 92121 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on June 3, 2011 and incorporated herein by reference).
10.2
Research Agreement dated January 28, 2004 between Medlyte, Inc. and San Diego State University, together with Amendments No. 1 and No. 2 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).
10.3
Assignment Agreement dated June 9, 2005 between Lpath Therapeutics Inc. and LPL Technologies, Inc. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).
10.4
Research Collaboration Agreement dated August 2, 2005 between Lpath Therapeutics Inc. and AERES Biomedical Limited (filed as Exhibit 10.4 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).
10.5	Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (filed as Appendix A to the company's Schedule 14-A Proxy Statement filed on August 28, 2007 and incorporated herein by reference).+
10.6
Assignment and Assumption Agreement dated December 1, 2005 by and between Lpath, Inc. and Lpath Therapeutics, Inc. (filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 16, 2006 and incorporated herein by reference).
10.7
Form of Employment Agreement between Lpath, Inc. and Scott R. Pancoast dated as of January 1, 2006 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference).+
10.8
Form of Employment Agreement between Lpath, Inc. and Gary Atkinson dated as of February 6, 2006 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference).+
10.9
Form of Consultant Agreement between Lpath, Inc. and Roger Sabbadini dated as of February 1, 2006 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference).+
10.10
Development and Manufacturing Services Agreement dated August 16, 2006 between Lpath Inc. and Laureate Pharma, Inc. (filed as Exhibit 10.13 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 filed on November 13, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.11	Securities Purchase Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.14 to the June 2007 SB-2 and incorporated herein by reference).
10.12
Registration Rights Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.15 to the June 2007 SB-2 and incorporated herein by reference).
10.13
License Agreement dated August 8, 2006 between Lonza Biologics PLC and Lpath, Inc. (filed as an exhibit to the Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed with the SEC on November 13, 2007 and incorporated herein by reference)(portions of this exhibit have been omitted pursuant to a request for confidential treatment).
10.14
Securities Purchase Agreement, dated August 12, 2008, by and among Lpath, Inc. and each of the investors identified therein (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 25, 2009 and incorporated herein by reference) (filed as Exhibit 10.17 to the 2008 S-1 and incorporated herein by reference).
10.15
Registration Rights Agreement, dated August 12, 2008, by and among Lpath, Inc. and each of the investors identified therein (filed as Exhibit 10.18 to the 2008 S-1 and incorporated herein by reference).
10.16
License Agreement, dated as of October 28, 2008, by and between Lpath, Inc. and Merck KgaA (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 25, 2009 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).
10.17
Securities Purchase Agreement, dated November 16, 2010, by and between Lpath, Inc. and each purchaser identified therein (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference).
10.18
Registration Rights Agreement, dated November 16, 2010, by and between Lpath, Inc. and each purchaser identified therein (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference).
10.19
Option, License and Development Agreement, dated as of December 16, 2010, by and between Lpath, Inc. and Pfizer Inc. (filed as Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 23, 2011 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).
10.20	Form of Placement Agent Agreement.**
10.21	Form of Subscription Agreement for U.S. investors.**
10.22	Financial Advisor Agreement, dated as of December 30, 2011 by and between Lpath, Inc. and Griffin Securities, Inc.**
21.1
List of Subsidiaries of Registrant (filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 16, 2006 and incorporated herein by reference).
23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm (contained in Exhibit 23.1 attached herewith).*
23.3	Consent of DLA Piper LLP (US) (contained in Exhibit 5.1).**

24.1	Powers of Attorney (included in signature page).**

101.INS# XBRL	Instance Document**
101.SCH# XBRL	Taxonomy Extension Schema Document**
101.CAL# XBRL	Taxonomy Extension Calculation Linkbase Document**
101.DEF# XBRL	Taxonomy Extension Definition Linkbase Document**
101.LAB# XBRL	Taxonomy Extension Label Linkbase Document**
101.PRE# XBRL	Taxonomy Extension Presentation Linkbase Document**

*
Filed herewith.

**
Previously filed.

+
Management contract or compensation plan or arrangement.

#
In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 shall be deemed "furnished" and not "field."
  (b)
  Financial Statements Schedules.

        All financing statements schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or other notes hereto.

Item 17.    Undertakings.

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 14th day of February, 2012.

LPATH, INC.
/s/ SCOTT R. PANCOAST Scott R. Pancoast, President and Chief Executive Officer

Power of Attorney

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SCOTT R. PANCOAST Scott R. Pancoast	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 14, 2012
/s/ GARY J. G. ATKINSON Gary J. G. Atkinson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 14, 2012
* Daniel H. Petree	Chairman of the Board of Directors	February 14, 2012
* Jeffrey A. Ferrell	Director	February 14, 2012
* Charles A. Mathews	Director	February 14, 2012
* Donald R. Swortwood	Director	February 14, 2012
/s/ SCOTT R. PANCOAST Power of Attorney